SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December 2003

Telefonica Holding of Argentina Inc.

(Translation of registrant’s name into English)

Telefónica Holding de Argentina S.A.

Avenida Ingeniero Huergo 723

(C1107AOT) Buenos Aires, Argentina

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F:  ☒    Form 40-F:  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes:  ☐    No:  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes:  ☐    No:  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:  ☐    No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TABLE OF CONTENTS

Item
1.	Our consolidated financial statements as of September 30, 2003.	3

2.	Management’s discussion and analysis of financial condition and results of operations.	86

3.	Limited review report of independent public accountants on interim financial statements.	105

2

TELEFONICA HOLDING DE ARGENTINA S.A.

Financial Statements and Management’s

Discussion and Analysis of Financial

Condition and Results of Operations

as of September 30, 2003

(English translation of the financial statements originally issued in Spanish, except for note 13.

to the unconsolidated financial statements)

TELEFONICA HOLDING DE ARGENTINA S.A.

Registered Address: Av. Ingeniero Huergo 723 - Ground floor, Buenos Aires (1)

FISCAL YEAR No. 28

BEGINNING JANUARY 1, 2003

FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2003

Principal business of the Company: Direct or indirect participation in businesses related to the areas of telecommunications, media and energy.

Registration with the Public Registry of Commerce:

–	Of the articles of incorporation: October 25, 1976.

–	Of the last change to the bylaws: July 11, 2003 (2).

Registration number with the “Inspección General de Justicia” (the governmental regulatory agency of corporations): 6,133.

Duration of the corporation: through October 24, 2075.

Fiscal year-end: December 31.

Controlling company:

Name: Telefónica Internacional, S.A.

Registered address: Av. Ingeniero Huergo 723 - Ground floor, Buenos Aires.

Principal business: Holding Company.

Controlling shareholding percentage of the Company’s capital stock: 99.96%. (See Note 8.1. to the unconsolidated financial statements)

Controlling shareholding percentage of the Company’s total votes: 99.97%.

Capital structure: See Note 8.1. to the unconsolidated financial statements.

(1)	Corresponding to the Company’s new corporate address, which was changed by the Board of Directors on April 7, 2003.
(2)	See Note 10. to the unconsolidated financial statements.

MARIO EDUARDO VAZQUEZ

Vicepresident

TELEFONICA HOLDING DE ARGENTINA S.A.

Consolidated Financial Statements as of September 30, 2003

(Chart I)

(English translation of the financial statements originally issued in Spanish, except for note 13.

to the unconsolidated financial statements)

TELEFONICA HOLDING DE ARGENTINA S.A.

CONSOLIDATED BALANCE SHEETS

AS OF SEPTEMBER 30, 2003 AND DECEMBER 31, 2002

Amounts stated in millions of Argentine pesos restated as described in Note 2.1.

to the unconsolidated financial statements

(See Notes 2.2. and 2.5. to the unconsolidated financial statements)

	September 2003	December 2002
CURRENT ASSETS

Cash and banks (Note 3.1.a)	9	26
Investments (Exhibit C and D)	169	177
Trade receivables (Note 3.1.b)	112	158
Other receivables (Note 3.1.c)	95	127
Inventories (Note 3.1.d)	10	8
Other assets (Note 3.1.e)	2	2

Total current assets	397	498

NONCURRENT ASSETS

Trade receivables (Note 3.1.b)	7	3
Other receivables (Note 3.1.c)	75	57
Investments (Exhibit C)	8	9
Fixed assets (Exhibit A)	3,784	4,238
Intangible assets (Exhibit B)	41	44

Subtotal noncurrent assets	3,915	4,351

Goodwill on investment in companies (Note 3.1.f)	704	743

Total noncurrent assets	4,619	5,094

Total assets	5,016	5,592

CURRENT LIABILITIES

Trade payables (Note 3.1.g)	183	209
Bank and other financial payables (Note 3.1.h)	3,293	3,698
Payroll and social security taxes payable (Note 3.1.i)	39	37
Taxes payable (Note 3.1.j)	42	49
Other payables (Note 3.1.k)	38	30
Reserves (Exhibit E)	2	2

Total current liabilities	3,597	4,025

NONCURRENT LIABILITIES

Trade payables (Note 3.1.g)	32	34
Bank and other financial payables (Note 3.1.h)	1,405	1,976
Payroll and social security taxes payable (Note 3.1.i)	11	14
Other payables (Note 3.1.k)	28	33
Reserves (Exhibit E)	105	80

Total noncurrent liabilities	1,581	2,137

Total liabilities	5,178	6,162

MINORITY INTEREST IN TELEFONICA	510	425
COINTEL’S PREFERRED CAPITAL STOCK AND ACCUMULATED PREFERRED DIVIDENDS (Note 6.)	23	22
SHAREHOLDERS’ EQUITY	(695)	(1,017)

Total liabilities, minority interest in Telefónica, Cointel’s preferred capital stock and shareholders’ equity	5,016	5,592

The accompanying Notes and supplementary statements (Notes 1 to 19 and Exhibits A to H) and the accompanying unconsolidated financial statements of Telefónica Holding de Argentina S.A. are an integral part of these financial statements and must be read together with these.

MARIO EDUARDO VAZQUEZ

Vicepresident

(English translation of the financial statements originally issued in Spanish, except for note 13.

to the unconsolidated financial statements)

TELEFONICA HOLDING DE ARGENTINA S.A.

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2003 AND 2002

Amounts stated in millions of Argentine pesos, except for per share amounts which are stated in Argentine pesos, restated as described in Note 2.1.

to the unconsolidated financial statements

(See Notes 2.2. and 2.5. to the unconsolidated financial statements)

	September 2003	September 2002
NET REVENUES (1)	1,003	1,218

COST OF SERVICES PROVIDED (Note 3.1.l) to the consolidated financial statements)	(729)	(867)

Gross profit	274	351

ADMINISTRATIVE EXPENSES (Exhibit H)	(139)	(173)

SELLING EXPENSES (Exhibit H)	(55)	(186)

DEPRECIATION OF GOODWILL (Note 3.1.f.) to the consolidated financial statements)	(39)	(39)

OTHER INCOME RELATING TO SECTION 33 BUSINESS ASSOCIATION LAW (“LSC”) COMPANIES AND RELATED PARTIES, NET (Notes 2.3.h) and 6.a). to the unconsolidated financial statements)	33	46

Operating income (loss)	74	(1)

(LOSS) GAIN ON EQUITY INVESTMENTS	(1)	1

FINANCIAL INCOME (LOSS) AND HOLDING INCOME (LOSS) ON ASSETS, NET (2)
Exchange differences	(39)	62
Interest and financial charges	24	(2)
Inflation loss on monetary accounts	(1)	(467)
Other (see Note 3.1.m) to the consolidated financial statements)	—	(9)

FINANCIAL INCOME (LOSS) AND HOLDING INCOME (LOSS) ON LIABILITIES, NET (3)
Exchange differences	782	(2,531)
Interest and financial charges	(380)	(353)
Inflation gain on monetary accounts	2	387
Other (see Note 3.1.m) to the consolidated financial statements)	(5)	(13)

OTHER EXPENSES, NET (Exhibit H)	(30)	(51)

Income (loss) for the period before income tax, tax on minimum presumed income and minority interest in Telefónica	426	(2,977)

INCOME TAX AND TAX ON MINIMUM PRESUMED INCOME (Note 2.2.j) to the consolidated financial statements)	—	18

MINORITY INTEREST IN TELEFONICA	(92)	650

Net income (loss) for the period	334	(2,309)

Net earnings (losses) per share for the period (Note 2.3.i) to the unconsolidated financial statements) (4)	0.83	(5.71)

(1)	See Note 2.2.k) to the consolidated financial statements.
(2)	Corresponds mainly to current investments, trade receivables, other receivables and inventories.
(3)	Corresponds mainly to trade payables, bank and other financial payables and other payables.
(4)	Basic and diluted earnings (losses) per share.

The accompanying Notes and supplementary statements (Notes 1 to 19 and Exhibits A to H) and the accompanying unconsolidated financial statements of Telefónica Holding de Argentina S.A. are an integral part of these financial statements and must be read together with these.

MARIO EDUARDO VAZQUEZ

Vicepresident

(English translation of the financial statements originally issued in Spanish, except for note 13.

to the unconsolidated financial statements)

TELEFONICA HOLDING DE ARGENTINA S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS (1)

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2003 AND 2002

Amounts stated in millions of Argentine pesos restated as described in Note 2.1.

to the unconsolidated financial statements

(See Notes 2.2. and 2.5. to the unconsolidated financial statements)

	September 2003	September 2002
CHANGES IN CASH AND CASH EQUIVALENTS
Cash and cash equivalents at end of period	178	177
Cash and cash equivalents at beginning of year	203	80

(Decrease) Increase in cash and cash equivalents	(25)	97

CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS

Cash flows from (used in) operating activities:
Net income (loss) for the period	334	(2,309)
Adjustments to reconcile net income (loss) for the period to net cash provided by operating activities:
Income tax and tax on minimum presumed income	—	(18)
Financial expenses (2) (3)	(440)	2,878
Depreciation of fixed assets	481	520
Material consumption	11	26
Net book value of fixed assets retired	—	2
Net book value of intangible assets retired	—	4
Depreciation of intangible assets	12	19
Depreciation of goodwill	39	39
Cost of goods sold	9	8
Holding gains in derivative financial instruments	(7)	—
Increase in allowances and reserves (4)	28	130
(Gain) Loss on equity investments	1	(1)
Holding gains on inventories	—	5
Minority interest in Telefónica	92	(650)
Changes in assets and liabilities:
Trade receivables	44	73
Other receivables	4	(56)
Inventories	(11)	(16)
Trade payables	(21)	(74)
Payroll and social security taxes payable	1	1
Taxes payable	20	(31)
Other payables	1	(18)
Allowances and reserves (4)	(1)	—
Interest collected	13	11
Payment of tax on minimum presumed income	(32)	—

Total cash flows from operating activities	578	543

Cash flows (used in) provided by financing activities:
Increase in bank and other financial payables	67	74
Payment of bank and other financial payables	(367)	(326)
Payment of interest	(258)	(140)
Increase in intangible assets (5)	(7)	(3)

Total cash flows used in financing activities	(565)	(395)

Cash flows used in investing activities:
Purchases of fixed assets (6) (7)	(38)	(51)

Total cash flows used in investing activities	(38)	(51)

Total (decrease) increase in cash and cash equivalents	(25)	97

(1)	Cash and Current investments with an original maturity not exceeding three months are considered to be cash and cash equivalents which totals: (i) 9 million and 169 million, respectively, as of September 30, 2003; (ii) 26 million and 177 million, respectively, as of December 31, 2002 (cash at the beginning of the fiscal year); (iii) 31 million and 146 million, respectively, as of September 30, 2002; and (iv) 46 million and 34 million, respectively, as of December 31, 2001.
(2)	Net of 24 million of gains and 16 million of losses corresponding to the exchange difference (net of monetary gain (loss)) originated by cash and cash equivalents in foreign currency, respectively, as of September 30, 2003 and 2002.
(3)	In 2002, net of 28 million of gain corresponding to inflation loss originated by local currency cash and cash equivalents.
(4)	Net of net deferred tax assets allowance.
(5)	In 2003 and 2002, net of 2 million and 5 million, respectively, financed by trade payables.
(6)	In 2002, net of 15 million corresponding to capitalized exchange differences.
(7)	In 2002, net of 8 million financed by bank and other financial payables.

The accompanying Notes and supplementary statements (Notes 1 to 19 and Exhibits A to H) and the accompanying unconsolidated financial statements of Telefónica Holding de Argentina S.A. are an integral part of these financial statements and must be read together with these.

MARIO EDUARDO VAZQUEZ

Vicepresident

(English translation of the financial statements originally issued in Spanish, except for note 13.

to the unconsolidated financial statements)

TELEFONICA HOLDING DE ARGENTINA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2003 AND COMPARATIVE INFORMATION

(Amounts stated in Argentine pesos (except where expressly indicated that figures are stated in other currency) restated as described in Note 2.1. to the unconsolidated financial statements.)

1.	BASIS OF PRESENTATION AND FINANCIAL STATEMENTS USED IN THE CONSOLIDATION

In accordance with General Resolution No. 368/01 of the National Securities Commission (Comisión Nacional de Valores or “CNV”), Telefónica Holding de Argentina S.A. (“the Company”) discloses its consolidated financial statements prior to the unconsolidated financial statements. The accompanying notes and supplementary statements to the consolidated and unconsolidated financial statements of the Company as of September 30, 2003 are an integral part of these financial statements and must be read together with them.

Following the procedure established by Technical Resolution (“RT”) No. 4, and the modifications introduced by RT No. 19 of the Governance Board of the Argentine Federation of Professional Councils in Economic Sciences (“FACPCE”) (see Note 2.2. to the unconsolidated financial statements), and the applicable standards of the CNV, the Company has consolidated, in proportion to its equity interest (see Note 2.2.b)2. to the unconsolidated financial statements), line by line their balance sheets as of September 30, 2003 and December 31, 2002 and their statements of operations and cash flows for the nine-month periods ended on September 30, 2003 and 2002, with the consolidated balance sheets as of September 30, 2003 and December 31, 2002, and the statements of operations and cash flows for the nine-month periods ended on September 30, 2003 and 2002 included in the consolidated financial statements of Compañía Internacional de Telecomunicaciones S.A. (“Cointel”) and their subsidiaries Telefónica de Argentina S.A. (“Telefónica”) and Telinver S.A. (“Telinver”) over which the Company has joint control according to RT No. 5 (modified by RT No. 19).

In addition, pursuant to new accounting standards, in the case of seasonal businesses, the balance sheet corresponding to the same date of the prior year should also be included as comparative information. In this respect, in the Company’s opinion, although Telinver’s transactions may be considered to be seasonal as a result of the cyclical nature of the business, the corresponding impact on the financial data presented in the consolidated balance sheet as of December 31, 2002 is not significant.

The Company has decided not to include financial statements consolidated according to its equity interest (proportional consolidation method) with E-Commerce Latina S.A. (“E-Commerce”, related company) as supplementary information since the assets, liabilities and operations of such company are not significant. In Management’s opinion, the non presentation of the Company’s, Cointel’s and Telefónica’s financial statements consolidated with E-Commerce’s financial statements as of September 30, 2003 and December 31, 2002 and for the nine-month periods ending September 30, 2003 and 2002 does not constitute a significant omission considering the Company’s, Cointel’s and Telefónica’s financial statements taken as a whole.

The information included in the notes to the consolidated financial statements related to balances and operations of Cointel and Telefónica is disclosed based on the Company’s equity interest in Cointel, except where expressly indicated that it is disclosed in other way.

2.	BASIS OF PRESENTATION AND ACCOUNTING PRINCIPLES APPLIED

2.1.	Accounting principles applied

The application of the new standards in accordance with Resolution No. 434/03 of CNV gave rise to the

(English translation of the financial statements originally issued in Spanish, except for note 13.

to the unconsolidated financial statements)

following changes in valuation and presentation criteria, in addition to those described in Note 2.2. to the unconsolidated financial statements, for the preparation of the consolidated financial statements of the Company:

a)	Changes in valuation criteria

-	Derivative financial instruments

RT No. 20 sets forth the specific valuation and disclosure criteria to be applied to derivative financial instruments and hedging transactions. According to this standard, hedging derivative instruments must be disclosed in the financial statements as either assets or liabilities at their fair value as of the date of the measurement. Should the derivative instrument be intended to cover cash flow risks, the variation in fair value must be charged, according to the amendment introduced by the Professional Council of Economic Sciences of the City of Buenos Aires (“CPCECABA”), to a specific account “Temporary differences in the measurement of derivative instruments intended as effective coverage” in the balance sheet and subsequently charged to the statement of operations for the period once the assets or liabilities covered have an impact on the income/loss for such period. If, instead, the derivative instrument were to protect the risk against changes in fair value, any variation in fair value must be directly charged to the statement of operations for the period. In both cases, the non-effective coverage portion of derivative financial instruments must be directly charged to the statement of operations for the period at the time such condition is known. The transition rule for the initial application sets forth that the difference between the previous measurement and that resulting from this new rule to determine the valuation of the instruments not designated as for hedging purposes, as well as those with no effective hedging coverage as defined in the standard, should be charged to the balance of Unappropriated retained earnings/accumulated losses at the beginning of the fiscal year in which this standard applies for the first time. Comparative figures have not been restated as required by the transition rule that establishes that, first year of application accounting balances of the previous years are not to be corrected.

b)	Changes in presentation criteria

-	Preferred capital stock

As of the issuance date of Cointel’s preferred stock, there were no specific accounting principles ruling the accounting of redeemable preferred stock. Therefore, Cointel decided to disclose such preferred stock in its statement of changes in shareholders’ equity at their nominal value adjusted to their redemption value in accordance with its issuance conditions (see Note 6. to the consolidated financial statements).

RT No. 17 sets forth as a specific rule that redeemable preferred stock is part of liabilities when its issuance conditions, directly or indirectly, require that the issuer redeems them for a determined or determinable amount on a fixed or determinable date.

Based on the issuance conditions of Cointel ‘s preferred stock and on their current status, Cointel has concluded that their preferred capital stock have not met the conditions mentioned above, therefore they are a part of Cointel ‘s shareholder’s equity. See Note 6. to the consolidated financial statements.

2.2.	Valuation methods and additional information

The consolidated financial statements of Cointel and its controlled companies have been prepared in accordance with accounting principles consistent to those used by the Company (See Notes 2.1. and 2.2. to the unconsolidated financial statements).

The valuation methods used in the preparation of the consolidated financial statements (in addition to those described in the unconsolidated financial statements) are as follows:

a)	Current investments:

-	Investments in foreign Government bonds: valued at their listed value translated on the basis of the exchange rate prevailing at closing of the fiscal year.

(English translation of the financial statements originally issued in Spanish, except for note 13.

to the unconsolidated financial statements)

-	Deposits:

-	In local currency: at nominal value, including financial income/expense accrued through the end of the period/year, if applicable.

-	In foreign currency: valued at nominal value, stated at the exchange rate applicable to its settlement in effect at the end of the period/year, according to the intended use by the Company, including accrued financial income/expense through such dates, if applicable.

b)	Receivables and payables:

- Trade receivables include services provided and settlements with foreign correspondents, both billed and services and settlements accrued but unbilled as of the end of each period/year, the latter being determined based upon information about actual consumption, subsequent billings and estimates using historical data.

Trade receivables are disclosed net of the allowance for doubtful accounts, which has been assessed based on historical data and the estimated trend of collections. Telefónica includes as a receivable the portion accrued as of each period/year-end of the surcharge for late payment included in the invoices for payments until the “second due-date” of the invoice. For amounts that are past-due beyond the second due-date provided in the original invoice, the interest for late payment is recorded in the cases in which Telefónica estimates that it is likely that it will recover it.

- Prepaid services include payments made to IBM Argentina S.A. (“IBM”) in excess of the portion of the contract’s total cost expensed through each period/year-end for the basic services received. Such amount is disclosed net of the deferred gain from the sale of the assets transferred to IBM, which will be recognized as income on a straight-line basis over the term of the contract. Likewise, annual increases in service costs as agreed upon between the parties (See Note 8. to the consolidated financial statements) are accrued and recorded in the statement of operations during the fiscal year in which such increases occur.

- “Patriotic Bond”: was accounted for at face value in foreign currency, stated at the exchange rate applicable to its settlement prevailing as of the end of each period/year according to the intended uses for the Patriotic Bond by Telefónica, plus the financial income accrued until those dates, which is not different from the measurement at the discounted value by the interest rate of the instrument. Telefónica intends to hold the Patriotic Bond until the related maturity date and apply it against future taxes (see Note 13.1. to the consolidated financial statements).

- Tax credit certificates (“TCC”): were accounted for at face value plus the benchmark stabilization coefficient (“CER”) and the financial income accrued until the end of each period/year, which is not different from the measurement at the discounted value by the interest rate of the instrument. Telefónica intends to hold the tax credit certificates until the related maturity date and apply them against future taxes (see Note 13.2. to the consolidated financial statements).

- Universal Service contribution (see Note 15. to the consolidated financial statements): Telefónica calculates the charge for the universal service contribution, consisting in 1% of revenues from telecommunications services, net of automatic deductions provided by the related Regulation and in accordance with Telefónica’s estimates of the amounts payable within each period/year, since the detailed rules of calculation and payment of this tax are still pending. If resulting in a balance payable to the universal service fund, such net amount is booked as liability. On the other hand, all deductions and subsidies that must first be approved by the regulatory entity will be booked by Telefónica as receivable in the year/period in which its reimbursement is approved by such entity.

c)	Inventories:

Raw materials, telephony equipment, other equipment intended for sale (including telephone accessories and prepaid cards) and supplies: raw materials and supplies are related to paper for printing directories and have been accounted for at replacement cost, which does not exceed their estimated realizable value. Equipment have been accounted for at the replacement cost up to the limit of their estimated realizable value.

Directories in edition process have been accounted for at their production cost adjusted for inflation as described in Note 2.1. to the unconsolidated financial statements. This amount does not significantly differ from restated reproduction cost and does not exceed its estimated realizable value.

(English translation of the financial statements originally issued in Spanish, except for note 13.

to the unconsolidated financial statements)

Inventories are accounted for net of the allowance for impairment in value and slow turnover, determined based on inventory recoverability analysis at the end of each period/year.

d)	Other assets:

Other assets include buildings no longer used in Telefónica’s operations and intended for sale. The carrying book value has been recorded based on its estimated realizable value.

e)	Noncurrent investments:

Telefónica’s 50% interest in E-Commerce as of September 30, 2003 and December 31, 2002 was accounted for by the equity method based on the financial statements as of such dates, respectively, prepared in accordance with accounting principles consistent with those used by the Company.

Other investments are Telefónica’s interest in Intelsat Ltd. (formerly known as International Telecommunications Satellite Organization (“Intelsat”)) and its interest in New Skies Satellites N.V. as of September 30, 2003 and December 31, 2002. They have been accounted for at the U.S. dollar amount of paid-in capital, stated at the exchange rate applicable to its settlement in effect at the end of period/year, up to the limit of its interest valued by the equity method, determined on the basis of the latest available financial information (see Note 17. to the consolidated financial statements). As a result of the registration of Intelsat as a commercial entity, the requirement that Telefónica may not sell its interest in Intelsat without the prior consent of the regulatory authorities was eliminated.

f)	Fixed assets:

Fixed assets have been valued at their transfer price to Telefónica restated as indicated in Note 2.1. to the unconsolidated financial statements, depreciated by the straight-line method over their remaining useful lives. The cost of work in process, whose construction extends over a period of time, includes the financial cost net of the effect of inflation, if applicable, generated by third parties, related to the investment during the construction period through the time the asset is ready to be used for a productive purpose. Capitalized interest included in construction in process for the nine-month period ended September 30, 2003 amounts to 2 million, and capitalized interest and exchange difference net of the effect of inflation, if applicable, included in construction in process for the year ended December 31, 2002 totaled 19 million (includes 15 million of capitalized exchange difference), restated as described in Note 2.1. to the unconsolidated financial statements.

For fixed assets whose operating condition warrants replacement earlier than the end of the useful life assigned by Telefónica to the fixed asset category, Telefónica calculates depreciation charge based on the adjusted remaining useful life in accordance with Telefónica’s related assets replacement plan.

Telefónica’s fixed assets were assessed for impairment based on their recoverable value on the basis of Telefónica’s Management best estimate of future cash flows of its telecommunications business, considering current information and future telephone service rates estimates. However, whether the participation of the Company in the recorded amount of Telefónica’s fixed assets as of September 30, 2003 of 2,449 million (amount calculated considering the Company’s indirect ownership interest in Telefónica) is fully recoverable, will depend on the effect that the final outcome of the tariff re-negotiation described in Note 9.1. to the consolidated financial statements may have on Telefónica’s economic and financial equation.

g)	Intangible assets and goodwill on investment in companies:

In addition to what is described in Notes 2.3.c) and d) to the unconsolidated financial statements, intangible assets as of September 30, 2003 and December 31, 2002 correspond to:

•	Cointel’s goodwill on investment in Telefónica: represents the excess of the investment cost over the investment valued by the equity method as of the purchase dates related to Cointel’s increase in Telefónica’s equity interest from 51.0% to 56.2% generated during the fiscal year ended September 30, 1998 as a consequence of the redemption of Telefonica’s class C shares by such company. Cointel depreciates this goodwill over a 240-month term by the straight-line method.

(English translation of the financial statements originally issued in Spanish, except for note 13.

to the unconsolidated financial statements)

The recoverability analysis of the goodwill’s booked value generated by the investment in Cointel and Telefónica as of September 30, 2003 has been made on the basis of the Company’s Management best estimate of Cointel’s and Telefónica’s most likely future cash flows, considering current information and Telefónica’s future service rates estimates. However, whether booked goodwill, as of September 30, 2003 in the amount of 704 million is fully recoverable, will depend on the effect that the final outcome of the tariff re-negotiation described in Note 9.1. to the consolidated financial statements may have on the economic and financial equation of such companies.

•	The license merged into Telefónica, in connection with the corporate reorganization mentioned in Note 5. to the consolidated financial statements related to the data transmission business, including the authorizations to use the “B” Band, has been restated as described in Note 2.1. to the unconsolidated financial statements, and is depreciated by the straight-line method over a 10-year term.

•	Trademarks and the license to use the logo were valued at acquisition cost restated as described in Note 2.1. to the unconsolidated financial statements, net of accumulated depreciation which is calculated based on the remaining duration of the Telinver contract, until October 2007.

•	Expenses incurred in connection with the issuance of negotiable obligations have been restated as mentioned in Note 2.1. to the unconsolidated financial statements and are depreciated by the straight-line method as from the issuance date to the maturity of such negotiable obligations of Telefónica. These expenses include the amount related to the “authorization fee” in connection with waivers granted by the holders of Telefónica´s negotiable obligations which are depreciated on a straight-line basis through maturity. (See Note 11. to the consolidated financial statements). The portion of expenses related to Telefónica´s original issue of negotiable obligations that were settled in the exchange offer on August 7, 2003 have been fully amortized in the period based on the proceeds through the referred exchange offer. (see Note 11. to the consolidated financial statements).

•	The licenses to use links have been valued at the acquisition cost restated as described in Note 2.1. to the unconsolidated financial statements and are depreciated by the straight-line method over 15 years, the term of the license.

•	The assignment to Telinver of Meller Comunicaciones S.A.’s rights pursuant to the contract for publishing Telefónica’s telephone directories and the non competition clause undertaken by Meller Comunicaciones S.A., have been valued at historical cost restated as described in Note 2.1. to the unconsolidated financial statements and are depreciated as from October 1, 1997 through September 30, 2007, respectively, according to the terms of the contracts above-mentioned.

h)	Reserves:

During the normal course of business, Telefónica is subject to several labor, commercial, tax and regulatory claims. The outcome of such individual matters is not predictable with assurance. Charges have been recorded for contingencies where it is probable that Telefónica will incur a loss. The amount of loss is based on Telefónica’s Management’s assessment of the likelihood of occurrence after consideration of legal counsel’s opinion regarding the matter. As of September 30, 2003, the amount booked for such purpose is 107 million.

i)	Financial instruments:

Telefónica uses currency swaps, which, in the context of the Convertibility Law between the U.S. dollar and the Argentine Peso, were intended to eliminate the variability in the cash flows of its debts denominated in Yens and in Euros and that currently reduce such variability in relation to the variations in the exchange rate between the Yen/euro and the U.S. dollar so that, Telefónica has ensured a fixed exchange rate between the yen/euro and the U.S. dollar for these obligations paying for this coverage a fixed percentage. Telefónica values the covered obligations at the period/year closing exchange rate and also recognizes separately the derivative instruments at their estimated fair value (see Note 2.1.a) to the consolidated financial statements).

(English translation of the financial statements originally issued in Spanish, except for note 13.

to the unconsolidated financial statements)

j)	Income tax and Tax on minimum presumed income:

Cointel and Telefónica record income tax by application of the deferred method, in accordance with the provisions of RT No. 17 and the considerations described in Note 2.3.f) to the unconsolidated financial statements.

Deferred tax assets result mainly from the temporary differences arising from allowances and financial charges that are not yet deductible for tax purposes and from tax loss carryforwards. Deferred tax liabilities result mainly from temporary differences in the valuation of fixed assets for accounting and tax purposes basically due to different depreciation criteria and to the treatment of capitalized interest.

The cumulative effect on Telefónica’s shareholders’ equity at the beginning of the nine-month period ended September 30, 2002 arising from the application of this new standard resulted in the recognition of net deferred tax liabilities of 51 million (17 million calculated considering the Company’s indirect ownership interest in Telefónica).

On April 2, 2003, CPCECABA issued Resolution MD No. 11/2003 establishing that the effect of the inflation restatement of the original cost of fixed assets must not be considered to be a temporary difference as it is not a different valuation basis.

In considering their estimates, Telefónica’s Management takes into account the reversal time period of deferred tax liabilities, projected taxable income and tax planning strategies. This assessment is based on a series of internal forecasts updated to reflect the most recent operating trends. In accordance with accounting principles in force, the Company must recognize deferred tax assets when future deductibility is likely. Therefore, taking into account the variables which affect the future taxable results, including the uncertainty related to the effect of the final outcome of the tariff re-negotiation (See Note 9.1. to the consolidated financial statements), Telefónica has booked a reserve for the balance of net deferred tax assets whose recovery depends upon the generation of future taxable income.

According to Law No 25,561, which is described in Note 2.3.f) to the unconsolidated financial statements, Telefónica’s foreign exchange tax loss as calculated by the above procedures and by application of a $1.40 exchange rate for each U.S. dollar was approximately 750 million, which will be computed in equal parts in five years starting December 31, 2002. Approximately 150 million will be computed for tax purposes in the fiscal year ended December 31, 2003, while 450 million will be carried forward and applied to offset taxes in equal amounts over the next three years. Cointel’s foreign exchange tax loss was approximately 122 million, of which approximately 24 million were computed for tax purposes in the fiscal year ended September 30, 2002, 6 million were computed for tax purposes in the three-month fiscal year ended December 31, 2002, while the remaining amount will be carried forward and applied proportionally to offset taxes until December 31, 2006, accordingly to the related legislation.

Additionally, as of December 31, 2002, Cointel, Telefónica and Telinver had a tax loss carryforward of approximately 4,653 million (1,628 million at 35% tax rate), before the offsetting mentioned in the above paragraph, according to the respective tax returns filed, that could be applied to offset future income tax charge of the current year and the subsequent years until 2007, according to Cointel’s financial statements. For the nine-month period ended September 30, 2003, Cointel, Telefónica and Telinver have estimated a consolidated taxable income in the income tax of approximately 824 million; if such situation remains at the end of the fiscal year, it will be fully offset with tax loss carryforwards existing at the beginning of the current fiscal year of Cointel, Telefónica and Telinver.

Available until	Tax loss carryforward (historical value)
2003	15
2004	60
2005	82
2006	795
2007	3,701

4,653

(English translation of the financial statements originally issued in Spanish, except for note 13.

to the unconsolidated financial statements)

The following table presents the components of the Company’s consolidated deferred income tax balance (in millions of Argentine pesos):

	September 30, 2003		December 31, 2002
Deferred tax assets
Common income tax loss carryforwards	1,055	(1)	1,254
Specific income tax loss carryforwards	61		62
Exchange differences deductible in future fiscal years	146		182
Allowance for doubtful accounts	46		67
Interests deductible in future fiscal years	—		30
Accrual for contingencies and other non-deductible allowances and accruals	67		47
Other	—		1

	1,375	(2)	1,643	(2)
Allowance for deferred tax assets (Exhibit E)	(1,298	) (2)	(1,563	) (2)

Subtotal	77		80

Deferred tax liabilities
Fixed assets	(64)		(69)
Dismissal accrual for tax purposes	(7)		(7)
Other liabilities	(6)		(4)

Subtotal	(77	) (2)	(80)	(2)

Total	—		—

(1)	Net of 187 million of tax loss carryforwards that offset the tax payable with respect to the taxable income estimated for the nine-month period ended September 30, 2003.
(2)	As of September 30, 2003, the effect of discounting the balances of deferred tax assets, deferred tax liabilities and allowance for deferred tax assets in accordance with accounting rules of the CPCECABA would have resulted in a reduction of those balances of 31 million, 1 million and 30 million, respectively. As of December 31, 2002, this effect on deferred tax assets, deferred tax liabilities and allowance for deferred tax assets would have resulted in a reduction of those balances of 42 million, 1 million and 41 million, respectively.

The following is the reconciliation of the income tax as charged to the consolidated statement of operations (that has been nil for the nine-month period ended September 30, 2003 and a tax recovery for the nine-month period ended September 30, 2002) and the amount resulting from the application of the corresponding tax rate on pre-tax net income (in millions of Argentine pesos):

	September 30,
	2003	2002
Net income (loss) before tax at statutory income tax rate	117	(817)
Permanent differences:
Non deductible expenses	13	(2)
Inflation restatement effect	90	(449)
Variation of allowance for deferred tax assets	(265)	—
Goodwill depreciation	13	13
Allowance for deferred tax assets	—	1,457
Effect of minority interest in Telefónica	32	(228)

Total income tax	—	(26	) (1)

Tax on minimum presumed income	—	8

Total income tax and tax on minimum presumed income	—	(18)

(1)	Corresponds to the reversal of net deferred tax liabilities at the beginning of the nine-month period as of September 30, 2002.

Telefónica has determined a minimum presumed income tax charge for the nine-month period ended September 30, 2003 in the amount of 31 million that was included in the caption “Other non-current receivables” as Telefónica’s management has estimated that such tax would be recoverable based on its tax projections and the terms for recovery established by the law (10 years). However, whether the booked amount of 24 million and 16 million (calculated considering the Company’s indirect ownership in Telefónica) as of September 30, 2003 and December 31, 2002, respectively, is fully recoverable will depend on the effect that the final outcome of the tariff re-negotiation described in

(English translation of the financial statements originally issued in Spanish, except for note 13.

to the unconsolidated financial statements)

Note 9.1. to the consolidated financial statements may have on Telefónica’s economic and financial equation. The amounts capitalized as minimum presumed income tax have been measured at discounted value, based on Telefónica’s tax projections.

For the nine-month period ended September 30, 2003 Cointel has determined a minimum presumed income tax charge in the amount of approximately 8,000 pesos, which was charged to income of the period. In the statement of operations for the nine-month period ended September 30, 2002, Cointel has included 0.5 million corresponding to the accumulated balance of tax on minimum presumed income as of September 30, 2001, on the basis of its recoverability analysis considering last available information.

k)	Statement of operations accounts:

Revenues and expenses are credited or charged to income on an accrual basis. Telefónica recognizes income from fixed telephony services (local and long distance and access to the network, among others) based on the use of the network. Charges for the installation of telephone lines are recognized as revenues when the service connection is made.

Telefónica recognizes income from sales of equipment when they are delivered and accepted by its customers. For contracts where Telefónica provides customers with an indefeasible right to use network capacity, Telefónica recognizes revenue ratably on stated life of the agreement. In addition, the effects of the adjustment of prices agreed upon with customers in relation to services are recognized when all necessary conditions are met to consider them as such. Sales for the nine-month period ended on September 30, 2003 include approximately 22 million corresponding to the one-off effect of this type of transactions.

Telinver recognizes revenues and cost of sales for sales of advertisements in telephone directories when the directories are published and distributed. For the main telephone directories undergoing the process of edition as of September 30, 2003, the total amount of advertisement sales not yet booked as income, because of the revocability of the advertisement orders as of that date, is 18 million.

2.3.	Concentration of operations and credits

The only significant concentration of credit and operations of Telefónica was with the Argentine Government (Federal, Provincial and Municipal Government and Governmental agencies). Sales with such organizations considered as a whole during the nine-month periods ended as of September 30, 2003 and 2002, respectively, amount to approximately 3.5% and 3.4% of net sales and balances as of September 30, 2003 and December 31, 2002 are 30 million and 34 million, respectively.

Of the above-mentioned balances as of September 30, 2003 not yet collected as of the date of issuance of these financial statements, approximately 25 million were past due as of September 30, 2003. On the basis of Telefónica’s current collection efforts and the information available as of the date of issuance of these financial statements about Argentina’s future economic perspectives, Telefónica’s Management has estimated the possible collection terms and conditions of the receivables from government entities mentioned above.

The estimated financial effects of the possible deferral of collections from such government agencies have been considered to value such balances as of September 30, 2003. The portion of net value booked related to these receivables that Telefónica estimated that will be collected beyond the next twelve months has been classified as noncurrent as of September 30, 2003 and December 31, 2002 (see Note 3.1.b) and 3.2. to the consolidated financial statements).

2.4.	Cointel´s fiscal year-end change

On November 11, 2002, Cointel´s Ordinary and Special Shareholders´ Meeting approved the amendment of the fiscal year section of the Articles of Incorporation. This amendment consists in changing Cointel´s fiscal year-end from September 30 to December 31 of each year. On December 12, 2002, the CNV approved such fiscal year-end change and on January 21, 2003 this amendment was registered with the Public Registry of Commerce.

(English translation of the financial statements originally issued in Spanish, except for note 13.

to the unconsolidated financial statements)

3.	BREAKDOWN OF THE MAIN ACCOUNTS (Amounts stated in millions)

3.1	Breakdown of the main accounts

The main accounts of the consolidated financial statements as of September 30, 2003 and December 31, 2002 and the consolidated statements of operations for the nine-month periods ended September 30, 2003 and 2002 were made up as follows, restated as described in Note 2.1. to the unconsolidated financial statements (foreign currency balances are presented in Exhibit G):

a)	Cash and banks:

	September 30, 2003	December 31, 2002
Cash	—	1
Banks (1)	9	25

Total	9	26

(1)	In 2003 and 2002, includes 1 million and 6 million, respectively, from provincial bonds and 1 million and 2 million, respectively, from federal bonds.

b)	Trade receivables:

	September 30, 2003		December 31, 2002
	Current	Noncurrent (2)	Current	Noncurrent
Past due (1)	139	14	223	16
Current	108	—	125	—

Subtotal	247	14	348	16

Allowance for doubtful accounts (Exhibit E)	(135)	(7)	(190)	(13)

Total	112	7	158	3

(1)	As a result of refinancing of past-due receivables, about 5 million and 10 million of refinanced receivables are disclosed as current receivables as of September 30, 2003 and December 31, 2002, respectively.
(2)	See Notes 2.3. to the consolidated financial statements.

c)	Other receivables:

	September 30, 2003		December 31, 2002
	Current	Noncurrent	Current	Noncurrent
Guarantee deposits	3	—	4	—
Prepayments to vendors	1	—	1	—
Related parties (1)	52	1	50	—
Financial prepayments	—	—	6	—
Prepaid rentals	1	1	1	—
Prepaid services	10	—	11	—
Tax credit certificates (2)	8	—	8	8
Legal deposits	2	—	1	—
Value added tax	—	—	1	—
Tax on minimum presumed income	—	40	—	26
Patriotic Bond (3)	8	33	30	21
Deferred income tax assets, net (4)	—	1,298	—	1,563
Prepaid insurance	2	—	—	—
Other	8	—	14	2

Subtotal	95	1,373	127	1,620
Allowance for other receivables (Exhibit E)	—	(1,298)	—	(1,563)

Total	95	75	127	57

(1)	Includes balances with Telefónica Comunicaciones Personales S.A. (“TCP”), Telefónica Data de Argentina S.A. (“TDA”), Telefónica Gestión de Servicios Compartidos S.A. (“T-Gestiona”), Tyssa Telecomunicaciones y Sistemas S.A. (“TYSSA”), Adquira de Argentina S.A. (“Adquira”), Atento Argentina S.A. (“Atento”), Terra Argentina S.A. (“Terra”), Telefónica S.A.-Sucursal Argentina S.A. (“TESA Arg.”) y Telefónica Internacional Holding B.V. (“TIHBV”).
(2)	See Note 13.2. to the consolidated financial statements.
(3)	See Note 13.1. to the consolidated financial statements.
(4)	See Note 2.2.j) to the consolidated financial statements.

(English translation of the financial statements originally issued in Spanish, except for note 13.

to the unconsolidated financial statements)

d)	Inventories:

	Current
	September 30, 2003	December 31, 2002
Raw materials and supplies	1	—
Directories in edition process	4	2
Telephony and other equipment	8	8
Prepayments to vendors	1	2

Subtotal	14	12
Allowance for impairment in value and slow turnover (Exhibit E)	(4)	(4)

Total	10	8

e)	Other assets:

	Current
	September 30, 2003	December 31, 2002
Real property intended for sale	2	2

f)	Goodwill on investment in companies:

	Original value	Depreciation			Net book value
	At beginning of year	At beginning of year	For the period/ year	Accumulated at end of period/year	As of September 30, 2003	As of December 31, 2002
Goodwill—Cointel	804	234	30	264	540	570
Goodwill—Telefónica	225	52	9	61	164	173

Nine-month period ended September 30, 2003	1,029	286	39	325	704

Fiscal year ended December 31, 2002	1,029	235	51	286		743

(English translation of the financial statements originally issued in Spanish, except for note 13.

to the unconsolidated financial statements)

g)	Trade payables:

	September 30, 2003		December 31, 2002
	Current	Noncurrent	Current	Noncurrent
Vendors, contractors and correspondents	119	—	151	—
Management fee	35	—	37	—
Billing on account and behalf of cellular and audiotext companies	18	—	13	—
Services collected in advance (1)	5	32	1	34
Other	6	—	7	—

Total	183	32	209	34

(1)	In 2003 and 2002, includes deferred future revenues related to the sale of indefeasible right to use network capacity, recognized ratably over the stated life of the agreement.

h)	Bank and other financial payables:

	September 30, 2003			December 31, 2002
	Current		Noncurrent	Current	Noncurrent
Credit balances with banks	22		—	3	—
Bank loans and long-term financing	62		152	79	212
Import financing	11		15	30	14
Section 33 LSC companies – Telefónica Internacional, S.A. (“TISA”)(1)	2,752		—	3,542	—
Negotiable Obligations (2)	446	(3)	1,238	44	1,750

Total	3,293		1,405	3,698	1,976

(1)	In 2003 and 2002, includes 1,683 million and 1,853 million, respectively, corresponding to the Company (see Note 6.c.(ii) to the unconsolidated financial statements), 213 million and 178 million, respectively, corresponding to Cointel (see Note 7.1. to the consolidated financial statements), 799 million and 1,442 million, respectively, corresponding to Telefónica (see Note 12. to the consolidated financial statements) and 57 million and 69 million, respectively, corresponding to Telinver.
(2)	See issuance conditions in Note 11. to the consolidated financial statements and Note 11. to unconsolidated financial statements.
(3)	Includes 259 millon of Cointel’s Negotiable Obligations held by TISA.

i)	Payroll and social security taxes payable:

	September 30, 2003		December 31, 2002
	Current	Noncurrent	Current	Noncurrent
Vacation and bonus accrual	20	—	22	—
Social security taxes payable	5	—	7	—
Pre-retirement agreements (1)	7	11	6	14
Salaries payable	4	—	—	—
Other	3	—	2	—

Total	39	11	37	14

(1)	Pre-retirement agreements mature through 2009, and do not have adjustment clauses. In 2003, includes 3 million related to benefits granted to employees included in such agreements, which are to be allocated by them to pension payments corresponding to the period between the date of the agreement and September 30, 2003 and are to be paid until the worker qualifies to obtain legal pension benefits.

(English translation of the financial statements originally issued in Spanish, except for note 13.

to the unconsolidated financial statements)

j)	Taxes payable:

	Current
	September 30, 2003	December 31, 2002
Turnover tax accrual (net of prepayment)	5	6
Health and safety assessment	10	8
Value added tax	7	—
Tax on minimum presumed income (net of prepayments)	7	25
Other	13	10

Total	42	49

k)	Other payables:

	September 30, 2003		December 31, 2002
	Current	Noncurrent	Current	Noncurrent
Financial instruments (1)	6	16	3	16
International Telecommunications Union	10	—	10	—
Debt with related companies (2)	11	—	5	—
Other	11	12	12	17

Total	38	28	30	33

(1)	Corresponds to the foreign currency swaps described in Note 12. to the consolidated financial statements.
(2)	See Note 7.2. to the consolidated financial statements.

l)	Cost of services provided:

	September 30,
	2003	2002
Operating expenses of Telecommunications services (Exhibit H)	720	859
Cost of services provided (Exhibit F)	9	8

Total	729	867

m)	Other:

	September 30,
	2003	2002
Holding and financial income / (loss) on assets:
Holding losses on inventories	—	(5)
Net book value of intangible assets retired	—	(4)

Total	—	(9)

Holding and financial income / (loss) on liabilities:
Holding gains on derivative financial instruments	7	—
Tax on interests	—	(11)
Intangible assets depreciation	(8)	(3)
Tax on checking account debits and credits	(4)	—
Others	—	1

Total	(5)	(13)

(English translation of the financial statements originally issued in Spanish, except for note 13.

to the unconsolidated financial statements)

3.2	AGING OF CURRENT INVESTMENTS, RECEIVABLES AND LIABILITIES AS OF SEPTEMBER 30, 2003:

	Assets				Liabilities
	Investments	Trade receivables (a)		Other receivables (c)	Trade payables	Bank and financial payables (d)	Payroll and Social Security Taxes payables	Tax payables	Other payables
Past-due:

Up to three months	—	54		3	15	—	—	—	—
From three to six months	—	10		1	1	—	—	—	—
From six to nine months	—	7		—	1	—	—	—	—
From nine to twelve months	—	4		—	—	—	—	—	—
From one to two years	—	33		3	2	—	—	—	—
From two to three years	—	17		—	1	—	—	—	—
Over three years	—	28		—	—	—	—	—	—

At sight:	1	—		37	—	22	1	11	21

Current:

Up to three months	168	101		30	153	2,497	15	24	7
From three to six months	—	4		9	7	336	15	—	6
From six to nine months	—	2		4	3	4	3	7	—
From nine to twelve months	—	1		8	—	434	5	—	3
From one to two years	—	—		14	2	162	5	—	6
From two to three years	—	—		11	2	132	2	—	6
From three to four years	—	—		11	1	41	2	—	5
From four to five years	—	—		39	1	479	1	—	5
Over five years	—	—		—	26	591	1	—	6

Subtotal	169	261		170	215	4,698	50	42	65
Allowance for doubtful accounts	—	(142)		—	—	—	—	—	—
Benefits under the Collective Labor Agreements	—	—		—	—	—	—	—	1

Total	169	119		170	215	4,698	50	42	66

Percentage accruing interest at fixed rate	99%	1%		6%	—	39%	—	—	33%
Percentage accruing interest at variable rate	—	58	% (b)	28%	—	60%	—	—	—
Percentage with variable return	1%	—		—	—	—	—	—	—
Average interest rate in foreign currency	1%	—		6%	—	9%	—	—	6%
Average interest rate in local currency	4%	30%		4%	—	9%	—	—	—

(a)	Includes 14 million classified as past-due in non-current trade receivables taking into account Telefónica’s management estimates regarding probable collection terms (see Note 2.3. to the consolidated financial statements).
(b)	Such percentage is related to the portion of receivables over which surcharges are applicable for being in arrears. The rate indicated is that corresponding to bills collected with such surcharges.
(c)	Not including amounts corresponding to net deferred tax asset totally reserved.
(d)	See Note 11.3 to consolidated financial statements.

4.	TELEFONICA’S OPERATIONS

Sociedad Licenciataria Sur S.A., nowadays Telefónica, was created in compliance with the provisions of the List of Conditions for the privatization of Empresa Nacional de Telecomunicaciones (“Entel”). Telefónica has a license for an unlimited period of time to provide Basic Telephone Services to the Southern Region of Argentina. The license, as granted, was exclusive through November 8, 1997, with the possibility of a three-year extension. On March, 1998 the National Executive Power (“NEP”) has issued Decree No. 264/98 which generally extended the period of exclusivity with respect to the provision of Basic Telephone Services until late 1999 and over time opening the telecommunications sector in Argentina to increased competition.

Decree No. 264/98 issued by the NEP, established subject to the results of the above-mentioned legal proceedings, a period of transition to competition in the telecommunications industry, during which all of Telefónica’s rights and obligations related to the exclusivity of the license not otherwise modified, should remain in effect. Decree No. 264/98 established a timetable for the liberalization, subject to issuance of related regulations, first liberalizing the area of public telephones followed by liberalization of the rural

(English translation of the financial statements originally issued in Spanish, except for note 13.

to the unconsolidated financial statements)

telephone market, the liberalization of the market for basic telephone services with the addition of up to two new licenses (two new operators) to provide such services at the end of the period of exclusivity and concluding with the total liberalization of local, domestic and international long-distance services on November 8, 2000. In this context, the Secretary of Communications (“SC”) issued Resolution No. 1,686/99, which provided that the transition period to competition in telecommunications ended on October 10, 1999.

On March 31, 1999, Telefónica signed a license agreement with the SC for an unlimited period of time, to provide local and domestic and international long-distance telephone services and telex services in the Northern region of the country. Telefónica’s obligations under the license, mainly related to service quality and coverage of the areas to be serviced.

Also, on June 9, 2000, the NEP issued Decree No. 465/00, which provides for the total deregulation of the telecommunications market as from November 9, 2000.

On September 3, 2000, the NEP issued Decree No. 764/2000 which, in the context of such deregulation approved the Rules for Licenses for Telecommunication Services, the Rules for Interconnection, the Rules for Universal Service and the Rules for the Management and Control of Radioelectric Spectrum. These rules constitute the current regulatory framework applicable to Telefónica. The above-mentioned rules provide, among other issues, the requirements to obtain the licenses to render telecommunications service, the conditions to establish rates and the providers’ obligations, the technical and economic aspects for interconnection to the networks of different providers, the programs, administration and economic issues of the Universal Service, as well as the principles that will govern the management and control of the radioelectric spectrum.

On September 19, 2000, Telefónica filed a reconsideration petition against certain issues of Decree No. 764/2000. The Court has not as yet ruled on this issue.

Telefónica’s short-term strategy has been to continuously adapt its business plan to address the challenges and risks presented by the Argentine economic crisis. Therefore, the short-term strategy focuses on the renegotiation of tariffs, cost controls and efficiency improvements, capital expenditures controls, improvements in working capital and management of cash and liquidity.

During year 2002 and the current fiscal year Telefónica has taken certain steps to moderate the effects of the imbalance between changes in revenues and costs caused by the significant increase in the prices of usual supplies and the cost of technology-related investments usually required by the business carried out by Telefónica, and the situation affecting service rates described in Note 9.1. to the consolidated financial statements. Some of these measures include:

-	Capital expenditures: Telefónica has implemented a plan to adapt its capital expenditures rapidly. To that end Telefónica continued only those projects that are required to maintain the quality of its services in the short term, generate cash flow in the near term or which Telefónica deem to be high priority.

-	Operating costs reduction: Telefónica renegotiated most of its contracts. The goal of these renegotiations was to reduce costs, including, when possible, the exposure to inflation and devaluation, and adapting its costs to lower demand for services, including, adjustments to service quality and, in some cases, the outright termination.

-	Increased collection rates: Telefónica has implemented new plans and collection policies for collecting receivables, including disconnection policies tailored to each customer segment, among other initiatives.

-	Debt renegotiation, cash management and roll-over of short-term debt: Telefónica implemented a series of actions to decrease the exchange rate risk on its current assets while managing its main accounts payable. In addition, Telefónica has entered into a debt restructuring that has resulted in the extension of maturity terms.

Although Telefónica has adopted the measures described above to mitigate the effects of changes in its business, and certain indicators of the Argentine economy have started to stabilize, the future operating conditions are still uncertain because the regulatory framework in force has still not established guidelines that would allow assessing with a reasonable degree of certainty the effect future rates will have on Telefónica’s economic and financial equation (see Note 9.1. to the consolidated financial statements).

(English translation of the financial statements originally issued in Spanish, except for note 13.

to the unconsolidated financial statements)

Telefónica’s current long-term business strategy is to maintain and enhance its position in Argentina’s competitive telecommunications market. The implementation of this strategy involves the introduction of service offerings in new geographic areas, improving and expanding services Telefónica currently serve in the markets and its continuous development as a provider of telecommunications services for corporate and residential customers.

In the long term, Telefónica intends to continue to solidify its position as the leading provider at integrated business solutions in Argentina by providing a full range of services including voice, value added services, broad band (“ADSL”), dial-up Internet access, sales of telephone equipment and other high-technology products for corporate users through different marketing channels. Telefónica also intends to continue to invest substantial resources and efforts into training and personnel development and incentive programs to reduce costs and improve efficiency.

Telefónica considers that the implementation of these short and long-term business strategies will continue having a positive impact on the competitiveness of telecommunications activities reducing the adverse effects of growing competition and Argentina’s economic and political situation.

Furthermore, Telefónica maintains a Management Agreement with the operator Telefónica, S.A. (“TESA”, formerly known as Telefónica de España S.A., spanish company which controls the Company indirectly). Under this Agreement, the full management of Telefónica is entrusted to the operator. Such agreement was automatically extended until April 2003 at TESA’s option. The management fee amounted to 9% of the “gross margin”, as defined in the agreement. In addition, on October 30, 2002, TESA notified the Company about the exercise of the option to extend the term of the Management Agreement for an additional period of five years to be counted as from April 30, 2003 by virtue of the right conferred by such agreement. In that respect, on July 30, 2003, Telefónica entered into a Supplement to the Management Agreement, which had been in force as of that date pursuant to successive extensions and in conformity with the clauses of the original agreement, pursuant to which the management fees as from May 1, 2003 were agreed upon in 4% of the gross margin, as described above.

On April 10, 2002, Telefónica’s General Ordinary and Special Shareholders’ Meetings approved an amendment to the corporate purpose. The corporate purpose was broadened for Telefónica to be able to engage in other types of businesses not strictly related to rendering telecommunications services, including: purchasing equipment, infrastructure, and telecommunications-related goods, as well as rendering any type of services, such as consulting and accounting, human resources and tax administration services. In view of the broadening of the corporate purpose, it is necessary to obtain the related authorization of the telecommunication regulatory authorities. The related request has been made to the SC and is pending. Therefore, the mentioned changes to Telefónica’s corporate purpose are subject to administrative approval by the SC.

5.	CORPORATE REORGANIZATION

TESA, the indirect controlling shareholder of Telefónica, has carried out its plan to make a global reorganization of its activities and the activities of its subsidiaries by business line. As a consequence of this plan, on January 30, 2001 and March 30, 2001, Telefónica’s Board of Directors and Special Shareholders’ Meeting, respectively, resolved to reorganize some of its businesses.

As a consequence of the above mentioned reorganization, Telefónica spun off its assets and liabilities related to the data transmission business and no longer holds any interest in TCP, TDA (formerly known as Advance Telecomunicaciones S.A.) and TYSSA, merged into TDA as from July 1, 2003, whose businesses had previously been reorganized to merge certain assets and liabilities of those companies in Telefónica. According to the Board of Directors’ and Special Shareholders’ Meetings of Telefónica and of the above-mentioned subsidiaries, Telefónica’s equity interests in the above-mentioned former subsidiaries were spun-off (and therefore Telefónica’s capital stock was reduced) and those interests were merged into certain companies indirectly controlled by TESA (those companies operating the related specific business lines – Mobile and Data).

Furthermore, as approved by Telefónica’s Board of Directors’ and Special Shareholders’ Meeting, the minority shareholders that are not related to TESA exchanged the shares of Telefónica for shares of the companies into which the spun-off businesses were merged, in proportion to their interest in Telefónica. As a result of the capital reduction caused by the spin-offs, the shares exchanged by the minority shareholders

(English translation of the financial statements originally issued in Spanish, except for note 13.

to the unconsolidated financial statements)

were cancelled, holding an approximately equal equity interest percentage in Telefónica and in the companies into which the spun-off businesses were merged. Registration with the Public Registry of Commerce of the above mentioned reorganization became effective November 16, 2001 and the share exchange mentioned above was completed on December 12, 2001. As a consequence of the operation previously mentioned, Telefónica acquired, at their listing value, the fractions of Telefónica shares held by minority shareholders. The related 2,355 treasury shares were acquired at a price of $2.242 (amount restated as described in Note 2.1. to the unconsolidated financial statements) per share. Until these shares are sold, Telefónica may not exercise any of the rights inherent therein.

6.	PREFERRED SHARES

Cointel’s capital stock is comprised of common and preferred shares issued under Argentine law. The main issuance clauses of the preferred shares related to dividend payments, preferences among the various classes of preferred shares, preferences of the latter over common shares and the redemption of preferred shares, and, as may be seen from the issuance minutes, are as follows:

a)	Three different classes of preferred shares were issued, A, B and C. Each class accrues an annual preferred dividend at the rates established in the issuance clauses. Class C shares were amortized in two equal installments on April 30, 1996 and 1995.

b)	The original issuance conditions of preferred shares provided that the redemption value of preferred capital and the preferred dividends were established in U.S. dollars and until March 31, 2002, Cointel valued them in accordance with such clauses. However, and according to Cointel’s and its legal advisors’ final analysis, such redemption value and the preferred dividends have been affected by the conversion into pesos provided by the new legal framework in effect in Argentina, established by Decrees No. 214/02 and No. 320/02 (see Note 4. to the unconsolidated financial statements). Consequently, the redemption value of preferred capital and the preferred dividends have been converted into pesos at a one peso ($1) = one U.S. dollar (US$ 1) exchange rate, being applicable to such amounts the adjustment by the benchmark stabilization coefficient accrued until the redemption date.

c)	The first accrual period of preferred dividends started on November 8, 1990 and ended on December 31, 1991, and thereafter, to June 29, 1998 such periods coincided with Cointel’s fiscal year-end. The Special Shareholders’ Meeting held on June 29, 1998, resolved to modify Cointel’s year-end date. Such Meeting also established that the periods for accruing preferred dividends will be computed as from January 1 through December 31 each year, irrespective of Cointel’s year-end date.

d)	Preferred dividends are cumulative. The issuance clauses of preferred stock state that such shares enjoy preference over common stock. Likewise, Class A preferred stock enjoys preference over Class B preferred stock. Dividend preferences include a priority order for voting and approval as well as for payment.

e)	Preferred dividend payment dates are as follows:

1.	Preferred dividends on Class A shares: the first date was April 30, 1994 and thereafter dividends are paid on the 30th day of April in each year to and including 2003.

2.	Preferred dividends on Class B shares: the first date was April 30, 1992 and thereafter dividends are paid on the 30th day of April in each year to and including 2007. On each payment date any dividend accrued during the immediately preceding accrual period shall be paid.

f)	Preferred capital amortization dates are as follows:

1.	Class A shares of Preferred Stock: the first date was April 30, 1997 and thereafter, amortizations are made on the 30th day of April in each year until and including 2003, in installments equal to a seventh of the preferred capital of this type of stock. The Regular and Special Shareholders’ Meeting held on March 31, 1997 voted an early redemption of Class A preferred shares for a total US$38,460,047 (face value of 20,306,905 (historical value)).

2.

Class B shares of Preferred Stock: beginning on April 30, 1998 and thereafter, amortizations shall be made on the 30th day of April in each year until and including 2007, in installments equal to a tenth

(English translation of the financial statements originally issued in Spanish, except for note 13.

to the unconsolidated financial statements)

of the preferred capital of this type of stock. The Regular and Special Shareholders’ Meeting held on March 31, 1997 voted an early redemption of Class B preferred shares for a total US$37,848,336 (face value of 19,983,921 (historical value)).

The Special Shareholders’ Meetings held on April 30, 2001, April 28, 2000 and April 30, 1999 voted partial redemptions of Class A and B preferred shares for a total, in each redemption, US$1,640,000 (face value 865,920 in historical pesos) and US$4,030,000 (face value 2,127,840 in historical pesos), respectively, as set forth in the issuance conditions of such shares. These reductions were registered in the Public Registry of Commerce on June 12, 2001, July 21, 2000 and September 10, 1999, respectively.

g)	For the preferred capital stock fully amortized and to the extent that there shall be any preferred dividends unpaid, beneficial bonds shall be issued pursuant to Section 228 of LSC, as amended. Bondholders shall have the same preference as the holders of Preferred Stock. Amortization payments shall be made from liquid realized profits or free reserves.

h)	If, for any reason, preferred capital amortization cannot be made on the appropriate date, such payments shall be made on the next succeeding amortization date and so on.

i)	In the event of liquidation of Cointel, for whatever reason, the holders of Preferred Stock shall collect first any preferred unamortized capital and then any preferred dividends accrued.

j)	Cointel, among other provisions detailed in the issuance conditions, has agreed:

1.	Not to reduce its holding of shares of common stock of the controlled company to less than a majority thereof, without the prior consent of the holders of Preferred Stock in a Special Meeting of Preferred Shareholders.

2.	To control decisions inside the Board of Directors and General Shareholders’ Meetings of the controlled company.

3.	To make no investment other than in shares of the controlled company and assets incidental to the holdings of such shares by Cointel.

4.	To incur no debt that shall cause all the debts of Cointel to exceed at any time the amount of US$850 million over.

As of the date of issuance of these financial statements, Cointel has met all obligations arising from the issuance conditions of preferred stock. As of the date of issuance of these financial statements, there are accumulated unpaid but not yet due preferred dividends and preferred capital stock that have not been redeemed as set forth in the original schedule, because as of April 30, 2002, Cointel did not have liquid realized profits or free reserves as stipulated by issuance conditions. Consequently these unpaid amounts are to be considered not due.

k)	The holders of Preferred Stock shall have no right to receive common stock dividends whether from capitalization of reserves, capital adjustments or otherwise.

l)	The holders of Preferred Stock shall have no voting rights except as provided in clause 8 of the issuance conditions of each class of the preferred shares which mainly relate to: (i) the provisions of Sections 217 and 244 of LSC as amended, (ii) if voluntary dissolution of Cointel has been elected by Cointel or if its dissolution is decided by the appropriate corporate body or authority and (iii) if there is any preferred capital unredeemed and past-due at the maturity date. In these cases the holders of Preferred Stock shall have one vote per share.

The right to vote shall cease after Cointel has complied with all its obligations, when it has ceased all acts that may prejudice preferred shareholders, after the delay is corrected or after the noncompliance is remedied or its effects are compensated.

(English translation of the financial statements originally issued in Spanish, except for note 13.

to the unconsolidated financial statements)

The detail of Cointel´s preferred capital determined in accordance with the issuance clauses prevailing and the preferred dividends accumulated, unpaid but not yet due as of September 30, 2003 as established in the issuance clauses, is as follows:

	Capital stock			Amounts stated in millions of Argentine pesos
Class of Preferred Stock	Face value in millions of Argentine pesos		Redemption value in millions of Argentine pesos (1)	Accumulated unpaid dividends as of December 31, 2002 (2)	Thirteenth preferred dividend period (3)	Total accumulated unpaid but not due preferred dividends
“A”	2		5	—	—	—
“B”	13		35	5	2	6	(4)

	14	(4)	40	5	2	6	(4)

(1)	See b) in this Note.
(2)	Corresponds to the preferred dividends accrued during the twelve-month periods ended December 31, 2002 and 2001, which are unpaid as of September 30, 2003, plus the adjustment for the benchmark stabilization coefficient as of September 30, 2003.
(3)	Preferred dividends accrued during the nine-month period ended September 30, 2003 for Class A and B preferred stock, as stated in the issuance conditions and considering the effects of Decree No. 214/02 and related laws, amounted to approximately 54,000 pesos and 1,770,000 pesos, respectively.
(4)	The table may not sum due to rounding in millions.

As of September 30, 2003 Cointel´s preferred stock adjusted for inflation as stated in Note 2.1. to the unconsolidated financial statements amounts to 58 million, while preferred capital stock determined in accordance with the issuance clauses and the legal framework mentioned above amounts to 40 million. Cointel believes that the difference of 18 million in the value of preferred stock represents a redistribution of the total value of Cointel’s capital stock between its common and preferred shareholders. The difference as of September 30, 2003 is comprised of an initial balance as of December 31, 2002 of 19 million negative amount (restated as described in Note 2.1 to unconsolidated financial statements) and an increase of 1 million, corresponding to the evolution of the net balance of the preferred stock, generated by the effect of Decree No. 214/02 and related laws.

The issuance provisions of Cointel’s preferred A and B shares provide that, should there be no liquid realized profits or free reserves, Cointel will not partially amortize preferred capital or pay the respective preferred dividends. Should there be preferred un-amortized past due capital, stockholders would be entitled to one vote per share.

According to the above-mentioned provisions, Cointel did not amortize preferred stock or pay preferred dividends corresponding to the eleventh and twelfth period. For the above reasons this situation is not to be considered default.

According to item 5.a of the preferred shares issuance conditions, the holders of Class A shares of preferred stock are entitled to one vote per share as from April 30, 2003, since the tenth dividend payment date for such kind of shares has taken place, and there is preferred capital unredeemed as of such date.

7.	SECTION 33 LSC COMPANIES AND RELATED COMPANIES

7.1.	Cointel’s outstanding balances and transactions with related companies

As of September 30, 2003, there are fourteen outstanding loan agreements executed between TISA (as lender) and Cointel (as borrower) as set forth in the table included below. These loans accrued interest at six-month LIBOR plus a differential between 8% and 9%, payable semiannually. The principal (except for what is described in reference (a) of the following table) has a semiannual repayment term, renewable automatically for an equal period of time unless TISA notifies in writing its intention not to extend the contract at least three business days before expiration date. During the fiscal year ended September 30, 2002, Cointel and TISA executed an amendment to certain loan agreements whereby they agreed that TISA could determine, prior written notice, the conversion into principal of accrued interests as of each due date. During the nine-month period ended September 30, 2003, interests converted into principal under the above-mentioned loans amounted to US$11 million, according to Cointel’s financial statements as of such date.

(English translation of the financial statements originally issued in Spanish, except for note 13.

to the unconsolidated financial statements)

The detail of the loans, as arise from Cointel’s financial statements as of September 30, 2003, is as follows:

Original agreement date	Last renewal date as of September 30, 2003	Maturity date	Principal as of September 30, 2003 (in millions of US$)
06-07-01	09-10-03	03-10-04	42.0
07-26-01	04-30-03	10-30-03 (b)	11.4
07-27-01	04-30-03	10-30-03 (b)	10.4
09-13-01	09-18-03	03-18-04	5.0
03-29-02	09-19-03	03-19-04	11.9
07-29-02	09-19-03	03-19-04	0.3
07-30-02	09-19-03	03-19-04	2.8
07-24-02	09-19-03	03-19-04	11.4
05-09-02	09-19-03	(a)	16.5 (a)
01-30-03	09-19-03	03-19-04	1.0
01-30-03	09-19-03	03-19-04	14.6
07-30-03	09-19-03	03-19-04	0.6
07-30-03	09-19-03	03-19-04	14.4
09-26-03	N/A	03-26-04	1.8

(a)	Amortization of this loan is in equal annual consecutive installments until April 30, 2007, except for the first one, which matured on October 30, 2002 (on such date it was refinanced setting its maturity on April 30, 2003 and on that date refinanced together with second installment, setting July 30, 2003 as the new maturity date of such installment. On that date, Cointel refinanced both installments again, setting September 19, 2003 as its maturity date.). Finally, on September 19, 2003, Cointel obtained a new refinancing of the first and second installments up to April 30, 2004. As of September 30, 2003, Cointel has classified such loan as current, taking into account the maturity date of the waiver mentioned below in this note.
(b)	These loans were renewed as they became due and accrued interests as of such date were converted into principal accordingly to the clauses of the above-described contracts.

As of September 30, 2003, the book value of the above-mentioned loans calculated considering the Company’s interest in Cointel amounts to US$73 million (equivalent to 213 million as of September 30, 2003) of which US$72 million corresponds to the principal amount and approximately US$1 million to interests.

In obtaining the above-mentioned loans, Cointel has undertaken certain commitments, mainly involving restrictions on the sale of assets and on the encumbrance of certain assets, on Cointel or any of its affiliates becoming a party to mergers or acquisitions, with certain exceptions. In addition, the loans shall forthwith become due and payable upon Cointel defaulting on any of the obligations undertaken under the loan agreement, changes in Cointel’s controlling shareholders, Cointel or its affiliates defaulting on their obligations in excess of euro 20 million or its equivalent in other currency, changes in Cointel’s main business activity and should Cointel or any of its affiliates lose the government licenses obtained and should Cointel’s financial and economic position be altered in such a way that, based on the adverse nature thereof, could affect Cointel’s ability to meet the terms and conditions assumed on such agreement, and should there be any restrictions affecting its ability to settle the payables to TISA. TISA has advised Cointel that until March 20, 2004: (i) the effects of the Public Emergency System implemented in Argentina by Decree No. 1,570/01, Law No. 25,561, as supplemented and amended, in force shall not be considered by TISA as an event of default as defined under the loan agreement; (ii) TISA shall not consider that, as of such date, loans have become immediately due and payable due to the restrictions affecting Cointel’s ability to settle the payables to TISA in connection with the loan agreements and (iii) shall not consider that debts have become due and payable for Cointel’s failure to meet certain financial ratios established in most of the contracts. Regarding the maximum term provided by the above mentioned waiver, as of September 30, 2003, Cointel has classified as current liabilities, maturing on March 2004, a loan of 10 million (equivalent to US$4 million at the exchange rate in effect at September 30, 2003), whose original maturity date was noncurrent.

Additionally, some of the loan agreements in effect include acceleration events in case certain judicial or extra-judicial proceedings are filed for amounts in excess of certain net equity percentages of Cointel or material subsidiary in accordance with the definition stipulated in such loan agreements. As of the date of issuance of these financial statements, Cointel obtained a waiver in connection with those proceedings existing as of that date, subject to a condition that no other debt be accelerated on similar grounds, covering at least the current terms of those loans.

(English translation of the financial statements originally issued in Spanish, except for note 13.

to the unconsolidated financial statements)

During the nine-month period ended September 30, 2003 and 2002, Cointel accrued interest related to loan agreements with companies relating to Section 33 of the LSC for an amount of 14 million and 10 million (restated as described in Note 2.1. to unconsolidated financial statements), respectively.

Additionally, as of December 31, 2002, Cointel maintained with Telefónica a loan for 3 million (as arise from Cointel’s unconsolidated financial statements as of September 30, 2003).

Furthermore, as of September 30, 2003, Cointel maintains other receivables with TIHBV, one of its shareholders, for 1 million (as arise from Cointel´s unconsolidated financial statements as of such date).

7.2.	Telefónica’s outstanding balances and transactions with related companies (calculated in proportion to the Company’s interest in Cointel, restated as described in Note 2.1. to the unconsolidated financial statements)

During the nine-month periods ended September 30, 2003 and 2002, Telefónica made the following transactions with related parties (in million of Argentine pesos):

	September 30,
	2003	2002
Management fee:
TESA Arg.	35	51

Revenues (losses) from goods and services provided, net:
TCP	40	46
TDA	14	14
Atento	(4)	(5)
Telefónica Ingeniería de Seguridad S.A.	(2)	(2)
Telefónica Data USA	—	(1)
Emergia Argentina S.A. (“Emergia”)	2	4
Emergia Uruguay	1	—
Adquira S.A.	(1)	—
C.P.T. Telefónica Perú	1	(4)
T-Gestiona	(1)	(1)
TESA	—	(3)
Televisión Federal S.A.	(1)	(1)
CTC Chile	—	1
Terra	—	(1)
Telefónica Mundo	—	1

Total	49	48

Financial charges, net
TISA	(86)	(119)
TCP	—	1
Telefónica Holding de Argentina S.A.	—	1
Cointel	—	1

	(86)	(116)

Telefónica’s balances with the operator (TESA) and other of Cointel’s shareholders and other related companies as of September 30, 2003 and December 31, 2002 are (in millions of Argentine pesos):

	September 30, 2003	December 31, 2002
Assets
Trade receivables:
CTC Mundo S.A.	2	3
Emergia	—	2
Atlántida Comunicaciones S.A.	1	1
C.P.T. Telefónica Perú	2	—

Total Trade receivables	5	6

(English translation of the financial statements originally issued in Spanish, except for note 13.

to the unconsolidated financial statements)

	September 30,
	2003	2002
Other receivables:
TCP	—	2
TDA	21	14
Cointel	—	1
T-Gestiona	2	2
TYSSA	—	1
Adquira	—	1
Atento	2	2
Terra	1	—

Total Other receivables	26	23

TOTAL ASSETS	31	29

Liabilities
Trade payables
TESA	2	2
TESA Arg. (1)	35	38
Emergia	33	35
Telefónica Procesos y Tecnología de la Información	—	13
Emergia Uruguay S.A.	—	5
Emergia Brasil	1	—
Telefónica Servicios Audiovisuales	1	1
C.P.T. Telefónica Perú	2	2
Telefónica Empresas S.A. Brasil	1	—
Telefónica Investigación y Desarrollo S.A.	1	1

Total Trade payables	76	97

Bank and financial liabilities
TISA (2)	856	1,511

Total Bank and financial liabilities	856	1,511

Other payables
TESA	4	4
TCP	6	—
Atento	—	1
Telefónica de España S.A. – Sucursal Argentina	1	—

Total Other payables	11	5

TOTAL LIABILITIES	943	1,613

(1)	Includes 35 million and 37 million as of September 30, 2003 and December 31, 2002, respectively, corresponding to liabilities for management fee.
(2)	See Note 12. to the consolidated financial statements.

7.3.	Telinver

As of September 30, 2003, as arise from Cointel´s consolidated financial statements, current liabilities in foreign currency of Telinver exceed current assets in foreign currency by approximately US$35 million and, in addition, total liabilities exceed total assets, so there is a negative shareholders’ equity of 44 million as of September 30, 2003 and consequently Telinver falls under the conditions for mandatory dissolution caused by loss of company’s capital stock due to accumulated losses set forth in clause 5 of Section 94 of the LSC. However, Decree No. 1,269/02 dated July 16, 2002 has suspended the enforcement of clause 5 of section 94 and section 206 of the LSC until December 10, 2003. Telefónica is evaluating Telinver’s financing needs considering the Argentine economic situation and the current difficulties to have access to credit, including the possibility to grant direct financing to cover short-term cash requirements and, if applicable, grant additional financing. However, if the current difficulties to obtain refinancing or additional loans for Telinver continue, Telefónica plans, and has so agreed with Telinver, to make its best efforts to provide such financing directly subject to Telefónica’s own fund availability, which depends on the evolution of the issues affecting Telefónica’s financial situation and cash flows described in Notes 9. and 12. to the consolidated financial statements.

(English translation of the financial statements originally issued in Spanish, except for note 13.

to the unconsolidated financial statements)

7.4.	E-Commerce

As arise from Cointel’s financial statements as of September 30, 2003, Telefónica holds together with Alto Palermo S.A. (“APSA”) a 50% interest in E-Commerce for the development of an e-commerce shopping center. Thus, Telefónica, as successor of the rights and obligations assumed by Telinver with respect to this business, was bound to make, together with APSA, irrevocable contributions for the amount of US$10 million, which were made effective in equal parts on April 30, 2001.

Additionally, the parties undertook to make a capital contribution for the development of new business lines for a maximum of 12 million, 75% of which is to be contributed by Telefónica.

7.5.	Commitments related to TCP (See Note 5. to the consolidated financial statements).

In July 1999, Telefónica supplied to the Argentine Government with performance guarantees to ensure TCP’s service coverage in Argentina under its PCS licenses in the amounts of US$22.5 million individually and 45 million (jointly with Telecom Argentina Stet France Telecom S.A. (“Telecom”)) until December 31, 2001. As informed by TCP, the duties arising from its PCS licenses have been complied with. As of the date of issuance of these financial statements, the National Communications Comission (“CNC”) has not completed the technical audit related to the performance guarantees mentioned above. The outstanding performance guarantees denominated in foreign currency have been converted into pesos.

8.	CONTRACTS (figures according to Cointel’s consolidated financial statements as of September 30, 2003)

- IBM – Telefónica Contract

On March 27, 2000, Telefónica’s Board of Directors approved, considering the benefits foreseen by Telefónica based on the proposals received, the outsourcing through IBM of the operation and maintenance of the infrastructure of certain Telefónica’s information systems. Telefónica, TCP, Telinver and TDA (referred to jointly herein as “the Companies”) have executed certain contracts (the “Contracts”) with IBM whereby the operation and maintenance of the information technology infrastructure is outsourced to IBM for a six and a half-year term. Also, under this agreement, the Companies transferred gradually to IBM the assets used to render the services outsourced under the Contract. In consideration for the assets transferred, IBM paid 37.5 million, and has the obligation to renew the assets transferred periodically. Telefónica transferred such assets during August 2000. The agreement included that at contract expiration, IBM shall transfer to the Companies for a fixed price, the assets at such date dedicated to providing the services. On the other hand, IBM has hired the personnel of some of the Companies that had been assigned to render the services. Over the duration of the Contract, the Companies shall pay to IBM decreasing monthly installments in consideration for the base line services to be received under the Contract, and other charges for the use of additional resources. The total contract’s amount, which for Telefónica was US$213 million and the above-mentioned fixed price for the transfer of assets, have fallen within the scope of the legal provisions applicable to contracts denominated in U.S. dollars described in Note 4. to the unconsolidated financial statements. The charges for the service received during the periods ended September 30, 2003 and 2002, arise from final agreements between the parties regarding the value of the services received. Pursuant to a supplementary agreement between the parties, one of the points agreed upon by Telefónica consists in paying IBM for the services rendered under the Agreement, from January through December 2003, 16.2 million (plus, if applicable, the wage adjustment index (Coeficiente de Variación de Salarios - “CVS”) and US$ 12.3 million, in twelve equal monthly installments.

- Other

Telefónica signed contracts covering works to be executed in the outside and inside plant, of which approximately 49 million are pending.

(English translation of the financial statements originally issued in Spanish, except for note 13.

to the unconsolidated financial statements)

9.	TARIFF

9.1.	Tariff system

Decree No. 764/00 on telecommunications deregulation establishes that providers may freely set rates and/or prices for the services rendered and for customer categories, which shall be applied on a nondiscriminatory basis. However, if there was no effective competition, the “historical” providers of such areas shall respect the maximum rates established in the General Rate Structure, which is the current situation for almost all the material services provided by Telefónica. Below the rates established in such rate structure, such providers may freely set their rates by areas, routes, long-distance legs and/or customer groups.

To determine the existence of effective competition, the historical interested provider shall demonstrate to the application authority that another or other providers of the same service have obtained 20% of the total revenues for such service in the local area of the Basic Telephony Service involved. In 2000, Telefónica filed a request to the effect that effective competition be officially acknowledged to exist in the Buenos Aires Multiple Area. As no response to its request was obtained from the SC within a reasonable term, Telefónica brought the matter before the courts. Effective competition shall be considered to exist in the provision of national or international long-distance services for the calls originated in a local area of the Basic Telephony Service, when the customers in such area are able to choose, through the dialing selection method, among more than two service providers, if each of them, offers more than one long-distance destination.

Except for areas and services where effective competition is demonstrated to exist, the rate agreements established a maximum rate per pulse denominated in U.S. dollars. These agreements also provided for the right of Telefónica to adjust this rate for changes in the Consumer Price Index of the United States of America on April 1 and October 1 of each year. However, Law of Public Emergency and Currency Exchange System Reform No. 25,561, dated January 6, 2002, provides that, in the agreements executed by the Federal Administration under public law regulations, including public works and services, indexation clauses based on foreign countries price index or any other indexation mechanism are annulled. In this regard, it sets forth that the prices and rates resulting from such provisions shall be established in pesos at a one peso ($1) = one U.S. dollar (US$ 1) exchange rate. Furthermore, Section No. 9 of the above-mentioned Law authorizes the NEP to renegotiate the above contracts taking into account the following criteria in relation to public utility services: (a) the impact of the rates on the competitiveness of the economy and on distribution of income; (b) service quality and investment plans, when such aspects are contemplated in the contracts; (c) the interest of users and access to the services; (d) the security of the comprised systems; and (e) the profitability of the companies.

Under the rate regulation mechanism in effect known as Price Cap, Decree No. 264/98 provided a 4% reduction (in constant U.S. dollar terms) in rates, in terms similar to the method provided by point 12.5.1. of the List of Conditions, that was to be applied during each year of the transition period to basic telephone service rates; and 90% of such reduction to be applied to domestic long distance services. Telintar S.A. (“Telintar”) and now Telefónica as it successor, had to apply the same 4% reduction to international rates.

On November 3, 1999, the SC issued Resolution No. 2,925/99, whereby, based on the assumption of the nonexistence of effective competition as of such date, provided a 5.5% reduction in telephone basic service rates for the period November 8, 1999, through November 2000. Such reduction was applied to detailed billing, domestic and international long-distance services. Likewise, the starting time of the domestic and international long-distance reduced rate was brought forward.

In April 2000 and March 2001, Telefónica, Telecom Argentina STET-France Telecom S.A. (“Telecom S.A.”) and the SC executed rate agreements which, subject to the approval by the Economy Ministry and of Infrastructure and Housing, provided the terms under which the Price Caps would be applied:

1.	Price Cap for the period 2000/2001: the SC established that the efficiency factor for the price cap for the period 2000/2001 would amount to 6.75%. The reduction would be applied through: a) discount plans that were effective as from March 2000 (commercial and government basic rates, local measured service, and the application of certain preferential rates for internet access), the non-application of charges set forth in Resolution SC No. 2,926/99 until November 8, 2001

(English translation of the financial statements originally issued in Spanish, except for note 13.

to the unconsolidated financial statements)

and the non-application over the year of the two semiannual adjustments to the pulse value for the US Consumer Price Index mentioned above; b) given that such plans were brought into effect ahead of schedule, the accumulated effects of the above-mentioned efficiency factor for the price cap would be applied to the computation of Price Caps for the periods 2000, 2001 and 2002 adjusted at an interest rate of 12% per year; and c) furthermore, it was established that the difference between the effect of the discounts already granted and that of a 6% reduction would be applied on November 8, 2000 across different items of the tariff structure, and the additional 0.75% reduction would be applied at the same date as defined by the Licensees.

2.	Price Cap for the period 2001/2002: the SC established that the efficiency factor for the Price Cap applicable for the period 2001/2002 would amount to 5.6%. This rate reduction is to be implemented through: a) the non-application of the two adjustments to the pulse value by the US Consumer Price Index for the year, adjusting the effect as of November 8, 2001 at the 12% annual rate in order to measure it against the total expected 5.6% reduction, b) any balance resulting from the non-application of the adjustment to the value of the telephone pulse in the period 2000/2001, as well as any balance remaining in respect of a variety of items included in the 2000 price cap; c) any unapplied price cap portion remaining after the rate reductions mentioned in a) and b) above with respect to the 5.6% rate reduction, should be applied in the following manner: 70% as provided by Telefónica, 15% to the local service, and 15% to other services as required by the SC, other than monthly basic charges and the local measured service.

3.	Price Cap for the period 2002/2003: The SC established that the efficiency factor could not exceed 5%, but it did not set its value.

Although the reductions mentioned in point 1., and the early reductions referred to in point 2., are being applied by Telefónica, the related agreements have not been yet approved by the Economy Ministry and of Infrastructure and Housing. As of the issuance date of these financial statements, the effect of the discount plans implemented has not been established as compared to rate reduction percentages provided by such agreements, and the regulatory agency has not approved how to apply the rate reduction mentioned in point 1.

On the other hand, in relation to the complaint filed by Consumidores Libres Cooperativa Limitada de Provisión de Servicios Comunitarios (“Consumidores Libres”), mentioned in Note 10.c) to the consolidated financial statements, on October 4, 2001, Court Room IV of the Federal Appellate Court on Administrative Contentious Matters of the City of Buenos Aires awarded a precautionary measure requested by the plaintiff ordering the National Government, Telefónica and Telecom S.A. “to refrain from applying the corrections set forth in Section 2 of the Agreements approved by Decree No. 2,585/91 until final judgment is rendered in the case”, which meant that the rates could not be adjusted by the US consumer price index.

In the opinion of Telefónica’s Management and its legal counsel, the outcome of the issues related to the price cap and the complaint filed by Consumidores Libres could exclusively affect the maximum rates for future services that Telefónica is authorized to charge its customers regarding services, areas, or customers in which the government did not declare the existence of effective competition. As of September 30, 2003, these maximum rates are determined by applying to rates effective as of November 7, 2000, the discounts applied in order to implement the price caps related to November 8, 2000, and November 8, 2001, under the above-mentioned agreements.

Under the price cap mechanism currently in effect, the rate reduction percentage and the services to which such reductions will eventually apply depend on the final approval of the above-mentioned rate agreements, and on the outcome of the legal proceedings commenced by Consumidores Libres regarding the effective rate system. Based on current rate regulation mechanisms and considering Telefónica’s defense against the above-mentioned legal proceedings, in the opinion of Telefónica’s Management and its legal counsel, the outcome of these issues will not have a negative impact upon Telefónica’s financial position or a significant adverse effect on its results of operations.

In connection with the agreements executed by the Federal Administration under public law regulations, including public services, Law No. 25,561 provided for: (i) the annulment of U.S. dollar or other foreign currency adjustments and indexing provisions; (ii) the establishment of an exchange rate for U.S. dollar-denominated prices and rates ($1 = US$ 1); and (iii) the authorization of the NEP to renegotiate the conditions according to the above mentioned criteria.

(English translation of the financial statements originally issued in Spanish, except for note 13.

to the unconsolidated financial statements)

The NEP, by means of Decree No. 293/2002, dated February 12, 2002, entrusted the Economy Ministry with the renegotiation of such agreements, including agreements that govern the provision of basic telephony services. The contractual renegotiation proposals were to be submitted to the NEP within 120 days after the effective date of this Decree. Telefónica fulfilled the filing of the information required by the Government, which included proposals to overcome the emergency.

Subsequently, various regulations were issued extending the term established for the Ministry of Economy to submit to the NEP proposals to renegotiate the agreements subject to Section 8 of Law No. 25,561.

In the opinion of Telefónica’s Management and its legal counsel, the deep changes in the Argentine economic model experienced since the beginning of 2002, including the enactment of the Economic Emergency Law, the depreciation of the Argentine peso against the U.S. dollar, the increase of domestic prices and the de-dollarization of rates, constitute extraordinary economic events that modified the economic and legal framework established by the Convertibility Law, which have therefore significantly changed the economic and financial equation and so justify an adjustment of the rate scheme to gear with the currently prevailing circumstances, such adjustment being fully in agreement with the principles set forth in the List of conditions and the Transfer Contract, so as to ensure a regular, continued and efficient service supply.

The Transfer Contract contemplates the possibility of automatically adjusting rates in view of extraordinary unforeseen events as therein defined, or events or acts by the Government that materially affect the original economic and financial equation contemplated in the Transfer Contract. The Transfer Contract also establishes that the Company shall receive compensation from the Argentine Government when extraordinary events take place, including the Argentine Government decisions such as tariffs freezing and price caps, as well as the procedures to be applied to obtain the referred compensation.

In accordance with the foregoing, the proposal filed by Telefónica to the Government consists in the reinstatement of the rate scheme committed under the Transfer Contract, which provides rates denominated in pesos restated by applying the monthly Consumer Price Index (“CPI”) prevailing in Argentina, or in the case of significant differences between it and the variation of the U.S. dollar, by applying a polynomial formula that considers 40% of the monthly variation in the price of the U.S. dollar and 60% of the variation of the monthly CPI in Argentina, that had been set aside by the advent of the Convertibility Law and Decree No. 2,585/91. In addition, based on the above, Telefónica proposed alternative approaches to achieve that objective, in particular to manage the transition from the current rates to those resulting from the application of the Transfer Contract.

According to the Emergency Decree No.120/03 issued on January 23, 2003, the Argentine Government may provide for interim tariff reviews or adjustments considered necessary or advisable to ensure continuity in the availability, security and quality of services provided to users under these contracts until the conclusion of the renegotiation of public utilities agreements and licenses provided for in the Public Emergency Law.

On January 29, 2003, the Argentine Government issued Decree No. 146/03 establishing a transitional adjustment in the electric light and natural gas supply rates. However, such measure has been challenged in court and has been suspended by a court order. As part of the renegotiation process mentioned in preceding paragraphs, Telefónica has also applied for a transitional adjustment in tariffs, but no decision has been made yet.

In accordance with Resolution No. 72/03, in February 2003 the Ministry of Economy approved a methodology to calculate and transfer to Telefónica’s customers the impact of the tax on checking account transactions imposed by Law No. 25,413 paid by Telefónica as from the date the resolution comes into force. Resolution No. 72/03 expressly refers to the Transfer Contract as the basis for the approval of such method. Telefónica considers that the position taken by the Ministry of Economy in this Resolution is consistent with the proposal submitted regarding its rights under the Transfer Contract. In accordance with Resolution No. 72/03, all taxes paid before that date are included in the contractual renegotiation imposed by the Public Emergency Law.

On July 3, 2003, through Decree No. 311/03 a Renegotiation and Analysis of Public Utilities Agreements Unit was created, which shall be headed by the Ministers of Economy and Production, Federal Planning, Public Investment and Services. The referred Unit will be in charge of carrying out the renegotiation process through the Renegotiation of Public Works and Services Agreements Committee created by Decree No. 293/02.

(English translation of the financial statements originally issued in Spanish, except for note 13.

to the unconsolidated financial statements)

On October 21, 2003 the NEP signed into effect Law No. 25,790. This law sets forth that the term to renegotiate the agreements for public works and utilities is to be extended until December 31, 2004. The NEP shall be responsible for submitting the proposals to Congress, which will have to communicate its decision within a period of 60 running days counted from its reception. In the event such period expired without Congress having reached a solution, the proposal shall be deemed accepted. If the proposal was rejected, the NEP shall resume the process to renegotiate the respective agreement.

This rule establishes that the decisions adopted by the NEP in this re-negotiation process shall not be limited by, or subject to, the stipulations contained in the regulatory frameworks currently governing the concession or licensing agreements for the respective public utilities. Renegotiation agreements may cover partial aspects of concession or licensing agreements, contain formulas to adjust such agreements or temporarily amend them and include the possibility of agreeing upon periodical reviews, as well as the establishment of conditions that must be met by the quality parameters applied to services.

If there were temporary amendments, they should be taken into consideration in the terms of the final agreements reached with concessionaires or licensees. The legal provisions do not authorize licenses of public utilities to suspend or alter compliance with their duties.

In the opinion of Telefónica’s Management and its legal counsel, in conformity with the general principles of administrative law applicable to the Transfer Contract and the List of Conditions, future tariffs should be established at a level deemed sufficient to cover the costs of the service in order to maintain a regular, continuous and efficient supply of the telephony services as set forth in the legal framework governing the Transfer Contract. However, it cannot be assured that the Argentine Government shall adopt Telefónica’s position with respect to the effects of the current situation in connection with such Transfer Contract clauses. It is possible that this tariff regime shall not maintain the value of tariffs in U.S. Dollars or in constant pesos with respect to any prior increase or possible future increase in the general price level. If, as a result of the above mentioned renegotiation, future rates evolve at a pace that does not allow restoring the economic and financial equation that both the List of Conditions and the Transfer Contract intend to preserve, such rate system would have an adverse effect on Telefónica’s financial condition and future results. As of the date of issuance of these financial statements, Telefónica’s Management cannot predict the final outcome of the renegotiation required by the Public Emergency Law or the tariff regime to be effective in the future or when such outcome shall take place.

9.2.	Tariff restructuring

The tariff restructuring granted by Decree No. 92/97, effective on February 1, 1997, established an increase in the price of the monthly basic charge and in domestic service rates, and a decrease in the rates for domestic long distance and international services and for Telefónica’s local and domestic long distance public phone service for longer distances. The net impact of the rate restructuring was to be neutral on revenues during two years after its effectiveness. On December 1, 1999 the SC has issued Resolution No. 4,269/99, which established the SC’s final determination of the impact of the tariff restructuring as an excess in revenues of approximately 18 million, in currency units of that date, (which had previously been provisionally determined by the SC in 14 million). In accordance with Resolution No. 18,968/99, the SC’s Resolution No. 4,269/99 also states that the Regulatory Authority will determine the form and time of implementation of the future rate reduction to compensate such excess revenues. Telefónica has filed an appeal for revision of this resolution, on the grounds that the calculation method used by the Regulatory Authority to determine the impact of the tariff restructuring established by Decree No. 92/97 has defects and should be challenged. As of the date of these financial statements such appeal has not been resolved.

In the opinion of Telefónica’s Management and its legal counsel, the outcome of these issues could exclusively affect the maximum rates for future services that Telefónica is authorized to charge its customers regarding services, areas, or customers in which the government did not declare the existence of effective competition. Therefore, in the opinion of Telefónica’s Management and its legal counsel the outcome of these issues will not have a negative impact upon Telefónica’s financial position or a significant adverse effect on its results of operations.

(English translation of the financial statements originally issued in Spanish, except for note 13.

to the unconsolidated financial statements)

10.	LAWSUITS AND CLAIMS

a)	Labor lawsuits attributable to ENTel

The Transfer Contract provides that ENTel and not Telefónica is liable for all amounts owing in connection with claims based upon ENTel’s contractual and statutory obligations to former ENTel employees, whether or not such claims were made prior to the Transfer Date if the events giving rise to such claims occurred prior to the Transfer Date. However, using a theory of successor enterprise liability that they assert is based upon generally applicable Argentine labor law, certain former employees of ENTel have brought claims against Telefónica, arguing that neither the Transfer Contract nor any act of the NEP can be raised as a defense to Telefónica’s joint and several liability under allegedly applicable labor laws.

In an attempt to clarify the issue of successor liability for labor claims, Decree No. 1,803/92 was issued by the NEP. Such Decree states that various articles of the Work Contract Law of Argentina (the “Articles”), which are the basis for the foregoing claims of joint and several liability, would not be applicable to privatizations completed or to be completed under the State Reform Law. Although the issuance of Decree No. 1,803/92 should have been seen as favorable to Telefónica, it did not bring about a final solution to the above claims. In effect, in deciding a case brought before it, the Supreme Court of Justice upheld the provisions of the law and declared the Decree inapplicable.

As of September 30, 2003, the claims filed against Telefónica including accrued interest and expenses with respect thereto totaled approximately 92 million (in historical currency). Telefónica has not booked an accrual for possible adverse judgments in such legal actions since a) in the Transfer Contract, ENTel has agreed to indemnify Telefónica in respect of such claims and b) the Argentine Government has agreed to be jointly and severally liable with ENTel in respect of such indemnity obligations and has therefore authorized Telefónica to debit an account of the Government at Banco Nación Argentina for any amount payable by Telefónica. Under the Debt Consolidation Law, ENTel and the Argentine Government may discharge their above-described indemnity obligations by the issuance to Telefónica of 16-year bonds. As of September 30, 2003 Telefónica has paid approximately 6.8 million (in historical currency) in cash for the above-mentioned claims. Telefónica initiated a claim for indemnification and reimbursement in connection with this matter. The case is being argued in court, and no ruling has yet been issued.

Court decisions have followed the precedent laid down by the Supreme Court of Justice in the area of joint liability in labor matters mentioned in the second paragraph, criterion that Telefónica and its legal counsel consider that will apply to pending cases. Notwithstanding this and the instruments that may be used by the Argentine Government to reimburse the amounts that would be paid, given the obligation incurred by the Argentine Government in the List of Conditions and in the Transfer Contract, on the one hand, and on the basis of the opinion of Telefónica’s legal counsel regarding the possible amount for which existing claims may be resolved, on the other, in the opinion of Telefónica’s Management and its legal counsel the final outcome of the issue should not have a material adverse impact on Telefónica’s results of operations or financial position.

b)	Reimbursement of Value Added Taxes (“VAT”)

On April 24, 1995, Telecomunicaciones Internacionales de Argentina S.A. (“Telintar”) filed an application with the Federal Public Revenue Agency (“AFIP”) for the reimbursement of approximately 21.3 million (historical pesos) arising from the modifications of certain prior positions originally taken by Telintar with respect to the computation of VAT credits applicable to certain transactions for the period January 1, 1993 through February 28, 1995. In addition and as a consequence of the situation mentioned above, Telintar applied for the reimbursement of approximately 5.9 million (historical pesos) in income and asset taxes .

During the fiscal year ended September 30, 1997, the AFIP-DGI accepted Telintar’s position on the first claim and reimbursed 20.7 million of principal and 3.6 million (historical pesos) of interest to this company. Since the AFIP-DGI has still not given its opinion on the second claim, Telefónica as a successor in Telefónica Larga Distancia de Argentina S.A. (“TLDA”)’s business has not recorded any

(English translation of the financial statements originally issued in Spanish, except for note 13.

to the unconsolidated financial statements)

amounts relating to the latter claim mentioned in the previous paragraph. In this regard, should a decision be passed sustaining Telintar’s case, the successor companies will then agree on the criterion to be followed for distributing the resulting proceeds between them.

c)	Other

Consumidores Libres initiated a legal action against Telefónica, Telecom S.A., Telintar and the Federal Government. The object of this action is to declare the nullity, unlawfulness and unconstitutionality of all standards and rate agreements issued since the Transfer Contract, Consumidores Libres’s objective being to have the rates of the basic telephone service reduced and the amount supposedly collected in excess refunded, limiting them in such a way that the Licensees´ rate of return should not exceed 16% per annum on the assets as determined in point 12.3.2. of the List of Conditions approved by Decree No. 62/90. Also, other points of Telefónica’s contracting policy have been called into question.

After analyzing the claim, Telefónica’s legal counsel contested it, petitioning that it should be dismissed on the grounds that it fails to state a claim with a basis in law. The court of original jurisdiction ruled in Telefónica’s favor, but this resolution was revoked by the Court of Appeals that resolved that the claim must not be dismissed but must be substantiated at the court of original jurisdiction. None of these courts have yet ruled on the substance of the claim. Through its legal counsel, Telefónica filed an appeal to the Supreme Court of Justice against the Appeal Court’s resolution, which was denied. Telefónica subsequently filed an appeal of such denial with the Supreme Court of Justice and a decision regarding such matter is pending.

In this scenario, on October 4, 2001, Court Room IV of the Federal Appellate Court on Administrative Contentious Matters of the City of Buenos Aires awarded a precautionary measure requested by the plaintiff ordering the Federal Government, Telefónica and Telecom “to refrain from applying the corrections set forth in Section 2 of the Agreements approved by Decree No. 2,585/91 until final judgment is rendered in the case”, which meant that the rates could not be adjusted by the US consumer price index.

Telefónica appealed such decision before the Argentine Supreme Court of Justice rejecting the arguments stated therein. No decision on the appeal has been rendered as of the date of these financial statements.

In the opinion of Telefónica’s Management and its legal counsel, it is unlikely and remote that the resolution of this issue could have a negative effect on the results of its operations or financial position.

On July 29, 2003, Telefónica received a communication sent by the CNC requesting Telefónica and TLDA (a company currently merged with Telefónica) to deposit 51 million (that includes principal and interest as of July 31, 2003), which, according to such communication, would correspond to the savings obtained, plus interest, by such companies through reductions in employers’ social security contributions instructed by Decree No. 1,520/98 and supplementary standards, that were applied to the salaries to such companies’ personnel in the period April 1999 through June 2001. Pursuant to Resolution SC No. 18,771/99, these savings were to be applied to the execution of programs or promotional projects in the framework of the presidential initiative “argentin@internet.todos”, to be managed by the International Telecommunications Union (UIT). Telefónica, both in its own right and to continue the rights and duties of TLDA has recorded liabilities that correspond to these savings and reflect the outstanding principal, 21 million which Telefónica understands is its total liability as of September 30, 2003. In the opinion of Telefónica’s Management and its legal counsel, Telefónica has solid grounds to hold that this liability should not be considered in delinquency and so was reported to the CNC in a note dated August 13, 2003 in which it challenges the settlement made by such agency and a remanding of proceedings.

11.	COINTEL’S AND TELEFONICA’S NEGOTIABLE OBLIGATIONS

11.1.	Cointel’s Negotiable obligations (figures according to Cointel’s consolidated financial statements as of September 30, 2003)

The Regular and Special Shareholders´ Meeting held on March 31, 1997, approved the creation of a Global Program for the issuance of Negotiable obligations (the “Program”). Such Negotiable

(English translation of the financial statements originally issued in Spanish, except for note 13.

to the unconsolidated financial statements)

obligations are nonconvertible into shares, for a maximum outstanding amount during the term of the Program of US$800 million or its equivalent amount in other currencies, unsecured, to be issued in different series, which could be cumulative or not; such bonds are to allow for early redemption in cash or in kind, in the latter case with securities of other companies. In addition, the above-mentioned Shareholders´ Meeting delegated broad powers to the Board of Directors to determine the timing, features and other terms and conditions of the issuance.

Under the Program, Cointel’s Board of Directors decided the issuance of two series of Negotiable obligations: Series “A” for US$225 million and Series “B” for 175 million (historical currency); the maturity date is August 1, 2004, for both Serieses. On July 3, 1997 the CNV approved the issuance. On July 24, 1997, Cointel placed all of the issuance on the market. The net proceeds of this transaction which totaled approximately US$395 million were used to refinance bank debts maturing from January through September 1998.

The main terms and conditions of this issuance of Negotiable obligations are:

a)	Face value: US$1 and $1 for the Serieses “A” and “B”, respectively, bearer and registered, ordinary, nonconvertible into shares.

b)	The total amortization of the Negotiable obligations is to take place in one single installment payable at 7 (seven) years for both Serieses. Such amortization, as well as accrued interest, is to be paid in U.S. dollars in the case of the Series “A”, and in U.S. dollars or Argentine pesos in the case of the Series “B” (at the discretion of the obligee). Cointel may redeem such obligations for fiscal reasons, at 100% of their face value plus interest accrued through the redemption date.

c)	The securities accrue an annual interest of 8.85% and 10.375% on Series “A” and Series “B”, respectively, payable half-yearly in arrears with due dates on February 1 and on August 1 of each year and beginning on February 1, 1998.

d)	This issuance does not constitute either a secured or a subordinated debt of Cointel, ranking pari-passu -with no preferences- in respect of Cointel’s current and future unsecured and unsubordinated debts.

The prospectus for this issuance gives a detailed description of their terms and conditions. The main stipulations concern: a) a commitment of Cointel not to encumber or grant real property rights, with certain exceptions, on its assets or present and future revenues unless Cointel complies with certain requirements, b) conditions for the early redemption of the issuance, and c) events of default that would allow obligees to consider such negotiable obligations as immediately due and payable, such causes being, among others, nonpayment of the Negotiable obligations, defaults in the payment of indebtedness of Cointel or any material subsidiary aggregating US$20 million or more (see Note 7.1. to the consolidated financial statements), the sale of all or a significant proportion of Cointel’s assets, the loss of control over Telefónica’s corporate decisions and noncompliance with certain financial ratios.

On July 4, 2003, the meeting of the holders of Cointel’s Series “A” Negotiable obligations approved the amendments to the terms and conditions of the notes issued in 1997 in order to delete substantially all the events of default other than those related to non-payment of principal and interest. On the other hand, on July 22, 2003, the meeting of the holders of Cointel´s Series “B” Negotiable obligations discussed the current amendments to the terms and conditions of the notes issued in 1997 in order to delete substantially all the events of default other than those related to non-payment of principal and interest. Such Series “B” Negotiable Obligations holders rejected the amendments mentioned above (see Note 11.3.b) to the consolidated financial statements).

The meetings of the holders of Cointel’s Negotiable obligations were held on December 28, 2000. Those meetings approved certain amendments to the terms and conditions of issuance of those negotiable obligations which allowed TESA’s reorganization described in Note 5. to the consolidated financial statements. Cointel paid bondholders that approved the reorganization an “authorization fee” equal to 0.75% of the amount of the principal for those bondholders who voted in favor, in the aggregate amount of 4.8 million plus 2.8 million (restated as described in Note 2.1 to the unconsolidated financial statements) corresponding to fees and other related expenses. Additionally, Cointel obtained approvals from certain creditors that permitted TESA’s reorganization.

Additionally, on September 2003 Cointel purchased US$1 million of Series “A” Negotiable Obligations, therefore, the outstanding amount under such issue as of September 30, 2003 is US$224 million.

(English translation of the financial statements originally issued in Spanish, except for note 13.

to the unconsolidated financial statements)

As of the date of issuance of these financial statements, Cointel has met all obligations arising from the issuance of the above-mentioned debt instruments.

11.2.	Telefónica’s Negotiable obligations (figures according to Cointel’s consolidated financial statements as of September 30, 2003)

As of September 30, 2003, there were seven Negotiable Obligations issues outstanding with the following issuance conditions:

Month and year of issuance	Face value (in million)			Term in years	Maturity month/year	Rate per annum %	Use of proceeds
11/94	US$	81	(a)	10	11/2004	11.875	(b	)
05/98	US$	125.6		10	05/2008	9.125	(b	)
06/02	US$	71.4		4	07/2006	9.875	(c	)
08/03	US$	189.7		4	11/2007	11.875	(c	)
08/03	US$	220.1		7	11/2010	9.125	(c	)
08/03		0.1	(d)	8	11/2011	10.375	(c	)
08/03	US$	148.2		8	11/2011	8.85	(c	)

(a)	Includes US$ 2 million bought by Telefónica.
(b)	Financing of capital expenditures in Argentina.
(c)	Refinancing of liabilities.
(d)	On August 1, 2004 they will be converted to U.S. dollars and will start to accrue interest at a nominal rate of 8.85% per annum.

The prospectuses related to the issuance of these Negotiable obligations describe the issuance conditions in detail. The main stipulations concern: a) commitment of Telefónica not to encumber or grant real property rights, except certain permitted charges, its present or future assets or revenues, unless Telefónica’s commitments under the Negotiable obligations meet certain requirements; b) conditions for the early redemption of the issuance and c) events of default that would allow obligees declare the lapse of all due dates, such causes being, among others, failure to pay on the securities, default on other debts in amounts equal to or exceeding US$20 million, attachments which in the aggregate exceed US$10 million, among others. On July 22, 2003, the meetings of Telefónica´s bondholders approved the amendments to the terms and conditions of the notes issued in 1994 and 1998 in order to delete substantially all the events of default, as well as some information requirements, other than those related to non-payment of principal and interest.

As of the date of these financial statements, in the opinion of Telefónica’s Management, such company has met all obligations arising from the issuance of the above-mentioned debt instruments.

Telefónica issued Negotiable obligations due in 2006 and 2008 under the Company’s US$1.5 billion Global Program or its equivalent and the commitments are those customary for this kind of transactions.

Telefónica´s Negotiable Obligations due in 2006 include a mandatory redemption clause at the option of holders, exercisable after July 1, 2004, if, as of July 1, 2004 the total principal outstanding amount of Telefónica´s negotiable obligations due in 2004, plus any other refinancing of such notes with maturity prior to July 1, 2006, were to exceed 30% of the total original principal amount of Negotiable obligations due in 2004. Such mandatory redemption will not be applicable, as the percentage of notes due 2004 upon conclusion of the exchange offers referred in Note 11.3.a) to the consolidated financial statements is 27% of the total initial principal amount.

Additionally, on September 2003, Telefónica purchased US$ 2 million of the issue launched in November 1994; therefore, the outstanding amount under such issue as of September 30, 2003 is US$79 million.

11.3.	Exchange Offer of Telefónica´s and Cointel´s negotiable obligations (figures according to Cointel’s consolidated financial statements as of September 30, 2003)

On May 19, 2003 Telefónica´s Board of Directors resolved to launch offers to exchange outstanding notes issued by Telefónica and Cointel for new notes issued by Telefónica, plus a cash payment.

(English translation of the financial statements originally issued in Spanish, except for note 13.

to the unconsolidated financial statements)

a)	Exchange Offer of Telefónica’s Negotiable Obligations

Telefónica’s Negotiable obligations included in the exchange offer are those issued in November 1994 for a principal amount of US$ 300 million due in November 2004 and those issued in May 1998 for a remaining principal amount of US$ 368.5 million due in May 2008.

The holders who validly offered their notes reached for 73% of the total amount of the notes issued in November 1994 and a 66% of the total amount of notes issued in May 1998. Therefore, on August 7, 2003, Telefónca issued new notes for a total amount of US$ 189.7 million due in November 2007 at a nominal interest rate of 11.875% per annum, and US$ 220 million due in November 2010 at a nominal interest rate of 9.125% per annum, respectively, and paid US$ 52.1 million in cash. Additionally were paid US$ 12.5 million as interest accrued to that date.

b)	Exchange Offer of Cointel’s Negotiable Obligations

Cointel’s Negotiable obligations included in Telefónica´s exchange offer are Cointel´s Series “A” notes issued in July 1997 for US$ 225 million and Series “B” notes for 175 million, which accrue an annual nominal interest rate of 8.85% and 10.375% respectively.

On August 7, 2003, Telefónica issued Negotiable obligations for US$ 148.1 million due in November 2011, at an annual nominal interest rate of 8.85% and paid in cash the amount of US$ 24 million and 4.6 million (plus US$ 0.2 million and 0.1 million as interest accrued to that date) in exchange for Cointel’s Negotiable obligations (Series “A” and Series “B”). In addition, Telefónica issued Negotiable obligation for 0.2 million in pesos at an interest rate of 10.375% due in November 2011 which on August 1, 2004 will be converted into U.S. dollars and will start to accrue interest at a nominal rate of 8.85% for Cointel’s Series “B” notes. Additionally, as described in Note 12. to the consolidated financial statements, Telefónica transferred Cointel’s notes to TISA in exchange for an equivalent reduction in Telefónica’s short-term financial debt to TISA.

Telefónica´s shareholders´meeting held on June 26, 2003 approved the issuance of the new Negotiable Obligations under the scope of the above exchange offers.

12.	FINANCIAL OPERATIONS OF COINTEL AND TELEFONICA

Cointel and Telefónica have followed a financing policy that has combined the use of internally generated funds with the use of third-parties and TISA’s (Cointel’s shareholder) financing. As of September 30, 2003, Cointel’s consolidated current assets are lower than Cointel’s consolidated current liabilities in the amount of 3,076 million, the latter including approximately 70% (2,655 million, which include 518 million corresponding to Cointel’s Negotiable Obligations held by TISA) of debt owed to TISA, as arise from Cointel’s consolidated financial statements.

The general financing policy is to cover future fund needs to continue Telefónica’s investment plan and repay short and long-term debt mainly with funds generated by the operations plus, if possible depending on the evolution of the economic situation and current economic policies, bank loans and access to capital markets. Alternatively, they would seek for long-term refinancing of their payables.

However, owing to the macroeconomic situation described in Note 4. to the unconsolidated financial statements, as of the date of issuance of these financial statements, third parties’ credit lines are not available in amounts sufficient to enable the Company, Cointel and Telefónica, together with internally generated funds, to meet current debt obligations. Furthermore, it is not possible to determine whether this situation will improve in the short term.

Since early December 2001, Argentine authorities implemented a number of monetary and currency exchange control measures that mainly included restrictions on the withdrawal of funds deposited with banks and tight restrictions for making transfers abroad, with the exception of those related to foreign trade and other authorized transactions, most of which have been eliminated as of the date of issuance of these financial statements (See Note 4. to the unconsolidated financial statements).

(English translation of the financial statements originally issued in Spanish, except for note 13.

to the unconsolidated financial statements)

As of September 30, 2003, Cointel and Telefónica have financial and banking debts for the equivalent to 5,986 million (as arise from Cointel´s consolidated financial statements), 2,697 million of which are classified as non-current in the general balance sheet and related to agreements that provide for the immediate enforcement, after the implementation of certain steps, of the amounts outstanding in the event of default of other obligations.

On the other hand, TESA (TISA’s parent company) has advised the Company, Cointel and Telefónica that, as of the date of issuance of these financial statements, it was still evaluating the Argentine macroeconomic context and analyzing financing alternatives for such companies (see Note 11.3 to the consolidated financial statements), including the possibility of refinancing over the long-term its current loans to such companies and, if necessary, providing additional financing.

Consequently, the Company’s, Cointel’s and Telefónica’s ability to meet their short-term liabilities will depend on TISA continued refinancing of the loans granted to such companies, or the obtainment of other financing from related or unrelated parties, which to date is not available in sufficient amounts.

Should no financing alternatives be available for the Company, Cointel and Telefónica or should the Company, Cointel and Telefónica not succeed in obtaining refinancing, such companies would not have sufficient funds available to meet their current liabilities (including those disclosed as current on the consolidated balance sheet as of September 30, 2003 and those liabilities that would turn into current payables if creditors claimed a default) payable to local and foreign creditors.

Although the Company, Cointel and Telefónica will continue to make their best efforts to obtain such financing, which up to date have had favorable results through obtaining waivers from creditors, the exchange for long-term debt (see Note 11. to the consolidated financial statements ) and short-term refinancing, as of the date of issuance of these financial statements, it is not possible to assure what the result of such negotiations will be nor, consequently, whether the Company, Cointel and Telefónica will be able to settle their current liabilities in the normal course of business and maintain their normal operations.

•	Cointel’s call option involving Telefónica Class “B” shares (figures according to Cointel’s consolidated financial statements as of September 30, 2003)

On March 6, 1998 Cointel had granted Merryll Lynch International (“ML”) a call option on 40.2 million Telefónica´s Class “B” shares to be exercised on May 28, 2003, for an approximate value of US$ 6.2 per share adjusted for the dividend distributions made by Telefónica through that date. On June 30, 2000, Cointel and ML amended certain conditions of this agreement, whereby ML had the right to require from Cointel, on May 28, 2003, the delivery of capital stock of TESA instead of Telefónica shares, modifying the strike price of the call option for such TESA’s shares, in proportion to the price offered for Telefónica shares in the TESA Tender Offer described in Note 5. to the consolidated financial statements. If, on May 28, 2003, the market price of TESA ADRs would have been higher than US$102.79 (the exercise price), ML might have acquired from Cointel 2.23 million TESA ADRs at the exercise price. As on May 28, 2003, the maturity date of the above-mentioned options, the TESA´s ADRs market price was below US$102.79, ML has not exercised the call option.

•	Telefónica’s long-term bank financing (figures according to Cointel’s consolidated financial statements as of September 30, 2003)

Telefónica has borrowed funds from major financial institutions in an amount equivalent to 304 million as of September 30, 2003. These funds have been borrowed under terms and conditions customary in this kind of transaction, which generally refer to the commitment not to encumber or grant security interests on its assets or on present or future revenues, other than certain permitted encumbrances or unless certain predetermined conditions are met.

Additionally, Telefónica uses other long-term bank credit lines to finance imports from different commercial banks.

•	Telefónica’s financial instruments (figures according to Cointel’s consolidated financial statements as of September 30, 2003)

During September 1999, Telefónica entered into a foreign currency swap agreement with Citibank N.A. to hedge the risk of fluctuations in the yen-dollar exchange rate, in connection with the loan amounting to 7,779 million Japanese yen granted by The Export Import Bank of Japan (currently the Japan Bank for International Cooperation) and maturing in February 2011, which accrues interest at a rate of 2.3%

(English translation of the financial statements originally issued in Spanish, except for note 13.

to the unconsolidated financial statements)

per annum. Such swap agreement provides a fixed exchange rate of 104.25 yen per U.S. dollar. The interest rate to be paid to Citibank N.A. during the validity of the loan for the U.S. dollars received is 7.98% per annum. As of September 30, 2003, the related liability, taking into account the effect of the above-mentioned swap and the additional interest accrued, amounts to US$84 million. The contract establishes, among other provisions for this type of transaction, certain events of default under which the creditor may accelerate payment terms. Events of default include failure to pay financial debts for amounts in excess of 2% of Telefónica’s shareholders’ equity.

During December 1999, Telefónica entered into a foreign currency swap agreement with Citibank N.A. to hedge the risk of fluctuations in the euro-U.S. dollar exchange, in connection with a portion of Telefónica’s net position of assets and liabilities in euros, including the balance of the loan granted by Istituto Centrale per il Credito a Medio Termine (“Mediocredito Centrale”) which matures in November 2014, and accrues interest at a rate of 1.75% per annum. Such swap agreement has an 8-year term until November 2007 and provides a fixed exchange rate of 0.998 euro per U.S. dollar. The interest rate paid to Citibank N.A. during the validity of the loan for the U.S. dollars to be received is 2.61% per annum.

•	Telefónica’s financing with Related Parties (figures according to Cointel’s consolidated financial statements as of September 30, 2003)

As of September 30, 2003, Telefónica and its subsidiary owed approximately 1,712 million (about US$587 million) to related parties, which mature between November 2003 and March 2004. These loans accrue interests at one-month LIBOR plus 8% per annum, payable monthly. These agreements established the usual commitments for these kinds of transactions, as well as clauses that establish that the creditor may accelerate the terms of Telefónica’s payables (“events of anticipated maturity”) if there are changes in Telefónica’s equity, economic and financial situation that due to their adverse nature may affect Telefónica’s capacity to comply with the obligations assumed in the agreements or if there are restrictions that may limit the capacity of Telefónica to repay its debts.

The creditor has advised Telefónica that until March 20, 2004, (beyond the due date of such debt): (i) the effects of the Public Emergency System implemented in Argentina by Decree No. 1,570/01, Law No. 25,561, as supplemented and amended in force, shall not be considered by the creditor as an event of anticipated maturity; and (ii) the creditor shall not consider that, as of such date, loans have become immediately due and payable in accordance with the agreements.

The loan agreements currently in effect additionally contain acceleration clauses that would be triggered in the event of certain court or out-of-court procedures being initiated in connection with claims exceeding a certain percentage of the shareholders’ equity of Telefónica or one of its significant subsidiaries in accordance with the definition stipulated in such loan agreements. Telefónica has obtained a waiver in respect of procedures of this nature that were pending against Telefónica as of November 10, 2003, subject to a condition that no other debt be accelerated on similar grounds.

On May 20, 2003, the Telefónica and TISA entered into an agreement whereby the former immediately assigned to TISA title to and all credit rights arising from Cointel’s notes acquired by Telefónica under the Exchange Offer of Telefónica-Cointel’s notes upon consummation of the Offer to Exchange Cointel’s notes for Telefónica’s new notes as described in note 11.3 (“Exchange Offer of Telefónica-Cointel”), with the notes being immediate and unconditionally accepted by TISA. Simultaneously with the assignment of credits mentioned above, TISA settled a portion of Telefónica’s principal financial debt to TISA as of that date for an amount equal to: i) the nominal value of Cointel’s notes denominated in U.S. dollars and acquired by Telefónica; plus (ii) the nominal value of Cointel’s notes denominated in Pesos acquired by Telefónica, converted to U.S. dollars at an exchange rate of US$ 1 = $3.31; plus (iii) an amount in U.S. dollars equal to the amount paid by Telefónica to the holders of Cointel’s notes as interest accrued and unpaid to August 7, 2003. For that purpose, in the case of interest on Cointel’s Argentine peso-denominated notes the exchange rate applied was that prevailing at the date of consummation of the Offer to Exchange Telefónica-Cointel’s notes. In addition, Telefónica paid the interest accrued and unpaid in cash to TISA (accrued on the principal owed by the Telefónica to TISA and settled as described above).

Pursuant to the exchange transaction described in note 11.3., in August 2003 Telefónica is scheduled to assign, in principal at maturity plus accrued interest paid by Telefónica, an amount equivalent to US$ 174 million of Cointel’s notes (Series “A” and “B”) to TISA, which has settled financial debts of Telefónica in an equivalent amount.

(English translation of the financial statements originally issued in Spanish, except for note 13.

to the unconsolidated financial statements)

13.	PATRIOTIC BOND AND TAX CREDIT CERTIFICATES (figures according to Cointel’s consolidated financial statements as of September 30, 2003)

13.1.	Patriotic Bond

In May 2001, under the scope of Decree No. 424/01 from the NEP dated April 10, 2001, Joint Resolution No. 63/01 (Treasury Secretary) and No. 23/01 (Finance Secretary), as supplemented, Telefónica executed a Patriotic Bond subscription commitment (bond issued by the Argentine Government) for a total amount of US$30 million, which was completely paid in that month. This bond is denominated in U.S. dollars, is made out to bearer, and is negotiable in local and foreign stock markets. It will be amortized in 5 equal and successive quarterly installments payable from May 11, 2003 through May 11, 2004. It accrues interest equivalent to the average obtained from the 30 days immediately preceding each monthly interest period (including the first day of each period) of the Banco Central de la República Argentina (“BCRA”) survey for fixed-term deposits in private banks with a term from 30 to 35 days and higher than US$1 million, plus an annual 4.95%, payable on a monthly basis past the due date. Issuance clauses allow using this security to pay Federal taxes in the event that amortization and /or interest are not paid by the related due dates. Since the Federal Government has not paid off since January 2002, the related interest on such bond, Telefónica has compensated such interest against taxes payable. As of September 30, 2003 this bond has been disclosed under “Other receivables” in view of its intended use.

In addition, under Decree No. 1,657/02, the NEP suspended from September 6, 2002 the payment of national tax liabilities with Government debt securities including the Patriotic Bond.

Subsequently, Decree No. 2,243/02 establishes an 80 million monthly quota for the application on the payment of national fiscal liabilities of tax credits originated in the interest coupons, due or not, related to the Government debt securities above mentioned. This quota is allotted by the Treasury Secretary by making monthly tenders in which the holders of the above mentioned securities file bids for cancellation of national tax liabilities. The Treasury Secretary allots the quota among such bids that propose the largest amount of Argentine pesos until completing the referred quota. On the other hand, through Decree No. 1264/03 published in the Official Bulletin on May 22, 2003, the coupons corresponding to such bonds were included in the regime established by Decree No. 2243/02. As concerns overdue and unpaid outstanding principal coupons, Telefónica is adopting the same policy as with interest coupons, following the above mentioned tender and quota mechanism.

Telefónica has valued and exposed its holding of Patriotic Bonds considering that it shall be recovered in the form of a like-amount tax credit. Telefónica has made its estimates on the assumption that the special conditions under which the bonds were issued will be honored, thereby ensuring their recoverability (see Note 2.2.b) to the consolidated financial statements).

13.2.	Tax Credit Certificates (“TCC”)

During August 2001, under the legal framework of Decree No. 979/01, Telefónica signed a TCC subscription agreement for a total amount of US$15 million, which was fully paid. Under the provisions of Decrees No. 410/02 and No. 471/02, as from February 3, 2002, these certificates, originally denominated in U.S. dollars, were converted into Argentine pesos at the $1.40 = US$1 exchange rate (increasing the amount of the subscription to 21 million), the benchmark stabilization coefficient being effective as from that date (the mentioned benchmark amounts to 44% as of September 30, 2003). Such book entry certificates accrue interest at a maximum annual nominal rate of 2% (as from February 3, 2002, under Decree No. 471/02) on the original nominal value balances and may be applied at their notional value against VAT or income tax or any other substituting or replacing tax, both for payment of tax returns and for prepayments. Such tax obligations may be honored by compensating 25% of the total of such certificates upon each expiration date as from January 1, 2003, July 1, 2003, January 1, 2004 and July 1, 2004. Any TCC not totally or partially used in the manner foreseen above may be applied, after 1 year has elapsed from each of such dates, to settle other tax liabilities payable to the AFIP, whether own or third parties’. After expiration of ninety days after each of the dates mentioned above and until December 31, 2006, any unused tax credit certificate will be freely transferable, whether fully or partially. The Federal Government may redeem, fully or partially, any unused amount of the TCC after June 30, 2005, at their technical value as of the prepayment date. Otherwise, any unused balance of the TCC as of December 31, 2006, will be prepaid by the Federal Government at their technical value as of that date.

(English translation of the financial statements originally issued in Spanish, except for note 13.

to the unconsolidated financial statements)

The procedure for application of TCC issued under Decree No. 979/01 was made public in the Official Bulletin and came into effect on January 23, 2003, through Resolution No. 38/2003 of the Ministry of Economy.

The AFIP have regulated the above measure by issuing Resolution No. 1,433/03 published in the Official Bulletin on February 4, 2003. This resolution regulates the requirements, formalities and conditions to be met to use TCC to settle tax liabilities.

In conformity with such regime, in February and August 2003, Telefónica settled tax liabilities by applying the total amount of TCC corresponding to the first and second installment due for a technical value of approximately 8 million on both dates, adjusted by CER, respectively.

14.	REGISTRABLE ASSETS OF TELEFONICA

On October 27, 1994, “ENTel in liquidation” issued Resolution No. 96/94 whereby it undertakes to perform all necessary acts to accomplish the transfer of title of registrable assets for such time as may be necessary, notifying Telefónica 60 days before the date that may be defined as the expiration of ENTel’s commitment. This resolution recognized that the licensee companies will be entitled to claim the indemnity stipulated in the Transfer Contract for the real property whose title had not been conveyed to them by the time of the expiration of the above mentioned period. As of September 30, 2003 these assets have a net book value of about 312 million (restated as described in Note 2.1. to the unconsolidated financial statements), of which approximately 272 million (restated as described in Note 2.1. to the unconsolidated financial statements) have been registered in Telefónica’s name. In Telefónica’s Management opinion, the registration of title of a major portion of the most significant assets contributed by ENTel will be successfully completed. Accordingly, in Telefónica’s Management opinion, the final outcome of this matter will not have a significant impact on Telefónica’s results of operations and/or its financial position.

15.	RULES GOVERNING THE PROVISION OF BASIC TELEPHONE SERVICES AND OTHERS (figures according to Cointel’s consolidated financial statements as of September 30, 2003)

As from March 1992, and in compliance with its specific functions, the CNC, formerly known as National Telecommunication Commission (“CNT”), and the SC have regulated certain aspects related to the supply of basic and international telephone services as well as the procedures to be followed in filing claims, contracting services, invoicing and service quality, some of which have been appealed by Telefónica.

Under Resolution No. 983/2002, the CNC imposed a penalty on Telefónica consisting of a fine of 0.7 million for alleged breach of the General Basic Telephone Service Regulations (“GBTSR”), and further imposed several other related obligations on Telefónica, mainly related to the restitution of those services affected by stolen cables. The referred penalty was appealed by Telefónica. In the opinion of Telefónica’s Management and its legal advisors, the referred breach lacks of legal grounds for the sanction to succeed, as: a) the theft of cables is an event of force majeure that releases Telefónica from liability; b) Telefónica has reinstated more than 90% of the services affected by theft; c) there are sufficient public telephones installed and in operation in the affected areas so as to warrant effective service supply, and certain steps have been taken with the security forces so as to safeguard the integrity of the cables; d) Telefónica is reimbursing customers for non-service days and has timely answered each of the CNC’s requests for information.

In the context of the transition to competition in telecommunications, the NEP and the SC have issued the following resolutions:

–	NEP Decree No. 764/2000, which approved the Rules for granting of Licenses for Telecommunications Services, the Rules for Interconnection and the Rules for Management and Control of Radioelectric Spectrum, that constitute the current regulatory framework applicable to Telefónica. See Note 4. to the consolidated financial statements.

–	Decree No. 764/2000 repealed Resolutions No. 18,971/99 and 16,200/99 and approved the Universal Service rules and regulations to promote the access to telecommunications services by customers either

(English translation of the financial statements originally issued in Spanish, except for note 13.

to the unconsolidated financial statements)

located in high-cost access or maintenance areas, or with physical limitations or special social needs. Such rules and regulations effective from January 1, 2001, establish that the deficit for the provision of these services will be financed through the payment by all telecommunications providers (including Telefónica) of 1% of total revenues for telecommunications services net of taxes, the “Universal Service Fund”. As of the date of these financial statements, the SC has not defined the mechanism through which Telefónica should recover the cost incurred for rendering these services.

–	The SC issued Resolution No. 18,927/99, establishing, once the transition to competition in telecommunications ended, the deregulation in the provision of goods, services and works required by the licensees of Basic Telephone services.

Through Resolution No. 109/00, the SC declared the Radio Spectrum Administration and Management in state of administrative emergency for a term of 120 calendar days, thus suspending: the assignment of frequencies related to certain radio bands, such as the ones assigned to “data transmission and value added services” and “high-density systems”; the acceptance and/or processing of applications requesting new frequency assignments; and any procedure related to license transferring and/or modifying the license terms and conditions. Through Resolution No. 271/00, the SC subsequently extended the term of emergency until July 24, 2000. Decree No. 764/00 dated September 5, 2000, approved new regulations concerning the radio spectrum administration and management whereas the revision of frequency assignments under Resolution No. 109/00 continues.

Pursuant to Resolution No. 75/2003 published in the Official Bulletin on February 6, 2003, the Ministry of Economy introduced amendments to the “Long Distance Dialing Carrier Selection Rules” approved by Resolution No. 613/2001 of the then Ministry of Housing and Infrastructure. Mobile and fixed operators must have the Dialing Carrier Selection system available within 120 calendar days following the publication of such resolution in the Official Bulletin. As of to date, not a single carrier has requested this service (See Note 9.1. to the consolidated financial statements).

16.	EXECUTIVE INCENTIVE PROGRAM AND STOCK PURCHASE AND STOCK OPTION PROGRAM

On August 9, 2000, Telefónica decided to approve an incentive program (the “TOP” Program) initiated following a framework plan designed by TESA for certain TESA’s group executives, consisting of granting stock options of TESA (the indirect controlling shareholder of Telefónica) to 17 of Telefónica’s top executives who are bound to hold them for the Program term. During May 2001, each executive signed the incentive program agreement and bought a predetermined number of TESA shares at market price to assign them to the Program. The executives were granted a number of TESA stock options at a given strike price, adjusted for dilution, currently equivalent to 13.9420 euro per share, equal to ten times the number of shares purchased and assigned to the Program, plus a number of TESA stock options at another given strike price, adjusted for dilution, currently equivalent to 20.9106 euro per share, equal to ten times the number of shares purchased and assigned to the Program. The program term was three years during which the options could be exercised no more than three times and the last was September 25, 2003. At the end of the program, the eligible shares under the Program were 17,481, which involved a total amount of 349,620 options that corresponded to a total of 11 executives of Telefónica. As the listed value of TESA’s share was lower than strike prices, these options were not exercised. The total cost of the program for Telefónica, which was contracted with TESA, is 1.2 million euro. This amount was recognized as expenses on a straight-line basis over the term of the program, in “Salaries, social security taxes and other expenses” in Exhibit H.

Furthermore, TESA approved a program whereby all Telefónica employees who chose to participate acquired a number of TESA shares, which number was based on their annual compensation, for the equivalent of 5 euro per share. In addition, TESA granted the participants 26 stock options for every TESA share purchased at a strike price of 5 euro per option. The actual number of options eligible for exercise depends on the appreciation, if any, of the stock price of TESA over the reference value established at 20.50 euros (originally 24.50 euros). The program term is four years and participating employees may exercise the options granted on three different occasions during such four-year term.

The benefits under this program are contingent on the participants continued employment with the Telefónica group, i.e. they may not unilaterally and voluntarily terminate their employment with the group before the exercise date without losing the benefits under the program. Since the above benefits are granted by TESA directly, this program does not involve any expenditures to Telefónica. The eligible options under the program

(English translation of the financial statements originally issued in Spanish, except for note 13.

to the unconsolidated financial statements)

corresponding to Telefónica’s and Telinver’s personnel as of September 30, 2003 and December 31, 2002 total 2,613,806 and 2,679,820 respectively, over a total amount of 100,531 and 103,070 shares, as of that dates.

17.	RESTRICTED ASSETS

Pledged shares of INTELSAT

Under the agreement signed between Telefónica and Intelsat U.K., a company registered under the laws of England, the common shares held by Telefónica in Intelsat have been pledged as collateral for the payment of the obligations arising in relation to segment capacity utilized. Telefónica retains its voting and dividend rights on such shares as long as Telefónica does not incur any event of default.

In the opinion of Telefónica’s Management, the above mentioned restriction will not have a significant effect on Telefónica’s operations.

18.	TELEFONICA´S BUSINESS SEGMENT INFORMATION

On the basis of the nature, production process, distribution method and differential regulations, for the purpose of the information requested by Professional Accounting Principles, Telefónica has identified two reportable segments: i) the segment related to Telefónica’s telecommunications activities, regulated by the SC and the CNC, and derived from the use of the network and related equipment: the supply of telecommunications services segment, which includes Telefónica’s operations (local and long distance services) and ii) the publication of telephone directories (Yellow Pages) and call center operations segment included in Telinver’s operations.

For the purpose of disclosing the above mentioned information required by Professional Accounting Principles, the Company includes the information related to operations of Telefónica and Telinver based on the Company’s equity interest in Cointel. See Note 2.2.b)2. to the unconsolidated financial statements.

	Basic Telephone Services		Yellow Pages and call centers	Consolidation adjustments (1)	Total
September 30, 2003
Net revenues to third parties	994		9	—	1,003
Net intersegment revenues	3		—	(3)	—

Total Net Revenues	997		9	(3)	1,003

Net Income for the period	262		1	—	263
Depreciation of fixed assets and intangible assets	488		2	—	490
Investment on Fixed assets and Intangible assets	47		—	—	47
Total Assets	4,240		45	(1)	4,284
Total Liabilities	2,768	(2)	67	(1)	2,834
Investments in subsidiaries	2		—	—	2

(1)	Corresponding to elimination of intersegment balances and operations.
(2)	Net of the liability related to Telefónica’s investment in Telinver.

19.	OTHER FINANCIAL STATEMENT DISCLOSURES

The Notes to the unconsolidated financial statements describe events and situations that also affect the consolidates financial statements.

(English translation of the financial statements originally issued in Spanish, except for note 13.

to the unconsolidated financial statements)

EXHIBIT A

TELEFONICA HOLDING DE ARGENTINA S.A.

CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2003 AND DECEMBER 31, 2002 (1)

FIXED ASSETS

(stated in millions of Argentine pesos, restated as described in Note 2.1. to the unconsolidated financial statements)

	Original value
Main account	Amount at beginning of year	Increases of the period/year (2) (3)	Net retirements and transfers of the period/year (4)	Amount at the end of period/year
Land	59	—	—	59
Buildings	869	—	1	870
Switching equipment	2,070	—	5	2,075
Transmission equipment	1,843	—	44	1,887
Network installation	3,768	—	1	3,769
Telephones, switchboards and booths	313	6	(6)	313
Furniture, software and office equipment	500	1	6	507
Automobiles	16	1	(4)	13
Construction in process	115	24	(58)	81
Materials	52	7	(11)	48
Prepayment to vendors	6	(1)	—	5

Total 2003	9,611	38	(22)	9,627

Total 2002	9,572	90	(51)	9,611

	Depreciation
Main account	Accumulated at beginning of year	Useful life (in years)	For the period / year	Retirements of the period/year	Accumulated at the end of period/ year	Net book value as of September 30, 2003	Net book value as of December 31, 2002
Land	—	—	—	—	—	59	59
Buildings	226	50	16	—	242	628	643
Switching equipment	1,494	10	125	—	1,619	456	576
Transmission equipment	1,085	10	121	—	1,206	681	758
Network installation	1,827	15	164	—	1,991	1,778	1,941
Telephones, switchboards and booths	294	5	16	(7)	303	10	19
Furniture, software and office equipment	431	1 - 3	38	—	469	38	69
Automobiles	16	5	1	(4)	13	—	—
Construction in process	—	—	—	—	—	81	115
Materials	—	—	—	—	—	48	52
Prepayment to vendors	—	—	—	—	—	5	6

Total 2003	5,373		481	(11)	5,843	3,784

Total 2002	4,713		676	(16)	5,373		4,238

(1)	See Note 2.5. to the unconsolidated financial statements.
(2)	In 2003 and 2002, capitalized interest in construction in process amounts to 2 million and 4 million, respectively. See Note 2.2.f) to the consolidated financial statements.
(3)	In 2002, includes 15 million in construction in process corresponding to the capitalized exchange differences. See Note 2.2.f) to the consolidated financial statements.
(4)	In 2002, includes 2 million of real property intended for sale. See Note 2.2.d) to the consolidated financial statements.

(English translation of the financial statements originally issued in Spanish, except for note 13.

to the unconsolidated financial statements)

EXHIBIT B

TELEFONICA HOLDING DE ARGENTINA S.A.

CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2003 AND DECEMBER 31, 2002 (1)

INTANGIBLE ASSETS

(stated in millions of Argentine pesos, restated as described in Note 2.1. to the unconsolidated financial statements)

	Original value
Main account	At beginning of year	Increases for the period/year	Decreases for the period/year	At end of period/year
License to use and trademarks	25	—	—	25
Assignment of rights	11	—	—	11
No competition clause	3	—	—	3
Cost associated with the issuance of debt	89	9	—	98
Licenses (Frequencies) (2)	29	—	—	29

Total 2003	157	9	—	166

Total 2002	150	13	(6)	157

	Depreciation
Main account	At beginning of year	For the period/ year		Decrease for the period/ year	Accumulated at end of period/ year	Net book value as of September 30, 2003	Net book value as of December 31, 2002
License to use and trademarks	6	1		—	7	18	19
Assignment of rights	6	1		—	7	4	5
No competition clause	2	1		—	3	—	1
Cost associated with the issuance of debt	75	8	(3)	—	83	15	14
Licenses (Frequencies) (2)	24	1		—	25	4	5

Total 2003	113	12		—	125	41

Total 2002	94	21		(2)	113		44

(1)	See Note 2.5. to the unconsolidated financial statements.
(2)	The original values at the end of the period/year in 2003 and 2002, includes 23 million corresponding to “Goodwill” which net book value amount to nil at the end of period/year.
(3)	Includes 4 million corresponding to the total depreciation of the portion of expenses related to the negotiable obligations exchanged on August 7, 2003 (See Notes 2.2.g) and 11. to the consolidated financial statements).

(English translation of the financial statements originally issued in Spanish, except for note 13.

to the unconsolidated financial statements)

EXHIBIT C

TELEFONICA HOLDING DE ARGENTINA S.A.

CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2003 AND DECEMBER 31, 2002 (1)

INVESTMENTS IN SHARES, BONDS ISSUED IN SERIES AND HOLDINGS IN OTHER COMPANIES

(stated in millions of Argentine pesos, restated as described in Note 2.1. to the unconsolidated financial statements, except otherwise indicated)

	September 30, 2003							December 31, 2002
Denomination and features of securities	Class	Face value	Quantity		Inflation adjusted cost (2)	Value by equity method	Book value	Book value
Current (3)

US Treasury Bonds	—	—	—		—	—	—	2

TOTAL CURRENT ASSETS							—	2

Noncurrent (4)

Other investments	—	—	—		—	—	6	6
Subsidiaries and affiliates
E-Commerce	Common	$1.0	6,000	(5)	17	2	2	3

TOTAL NONCURRENT ASSETS							8	9

TOTAL							8	11

	Information on the issuer according to the latest financial statements (6)
Denomination and features of securities	Issuer	Main business	Date	Capital stock (7)	Net loss	Shareholders´ equity	Percentage of participation of Telefónica on the capital stock and votes
Shares	E-Commerce	Direct or indirect participation in companies related to the communication business	09-30-03	24,000	(0.4)	5	50

(1)	See Note 2.5. to the unconsolidated financial statements.
(2)	Restated as described in Note 2.1. to the unconsolidated financial statements.
(3)	See Note 2.2.a) to the consolidated financial statements.
(4)	See Note 2.2.e) to the consolidated financial statements.
(5)	In shares.
(6)	Financial Statements for the three-month period ended September 30, 2003 approved by E-Commerce ‘ s Board of Directors on October 17, 2003, with auditor’s report by Abelovich, Polano & Asociados, dated October 17, 2003, without observations.
(7)	Information stated in pesos.

(English translation of the financial statements originally issued in Spanish, except for note 13.

to the unconsolidated financial statements)

EXHIBIT D

TELEFONICA HOLDING DE ARGENTINA S.A.

CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2003 AND DECEMBER 31, 2002 (1)

OTHER INVESTMENTS

(stated in millions of Argentine pesos, restated as described in Note 2.1. to the unconsolidated financial statements)

	Book value
Main account and features	September 30, 2003	December 31, 2002
Current investments

Foreign currency deposits (2)	167	174
Local currency deposits	1	1
Mutual funds	1	—

Total	169	175

(1)	See Note 2.5. to the unconsolidated financial statements.
(2)	See Note Exhibit G to the consolidated financial statements.

(English translation of the financial statements originally issued in Spanish, except for note 13.

to the unconsolidated financial statements)

EXHIBIT E

TELEFONICA HOLDING DE ARGENTINA S.A.

CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2003 AND DECEMBER 31, 2002 (1)

ALLOWANCES AND RESERVES

(stated in millions of Argentine pesos, restated as described in Note 2.1. to the unconsolidated financial statements)

	September 30, 2003						December 31, 2002
Account	Balances at beginning of year	Increases of the period/ year		Decreases of the period/year (2)		Balances at end of period	Balances at end of year
Deducted from current assets:

For doubtful accounts	190	27	(3)	(82	) (4)	135	190
For impairment in value and slow turnover	4	—		—		4	4

	194	27		(82)		139	194
Deducted from noncurrent assets:

For doubtful accounts	13	—		(6	) (4)	7	13
For other receivables - net deferred tax assets (5)	1,563	—		(265)		1,298	1,563

	1,576	—		(271)		1,305	1,576

Total 2003	1,770	27		(353)		1,444

Total 2002	624	1,572		(426)			1,770

Included in current liabilities:

Contingencies	2	1		(1)		2	2

	2	1		(1)		2	2

Included in noncurrent liabilities:

Contingencies	80	26		(1)		105	80

Total 2003	82	27	(6)	(2)		107

Total 2002	101	44		(63)			82

(1)	See Note 2.5. to the unconsolidated financial statements.
(2)	Net of monetary gain (loss).
(3)	Includes 1 million in selling expenses in the consolidated statement of operations.
(4)	Includes 25 million of collection of balances from customers provisioned at the beginning of the fiscal year.
(5)	See Note 2.2.j) to the consolidated financial statements.
(6)	Includes 12 million in “Other expenses, net” and 15 million in “Financial income (loss) and holding income (loss) on liabilities, net” in the consolidated statements of operations.

(English translation of the financial statements originally issued in Spanish, except for note 13.

to the unconsolidated financial statements)

EXHIBIT F

TELEFONICA HOLDING DE ARGENTINA S.A.

CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE-MONTH PERIODS ENDED

SEPTEMBER 30, 2003 AND 2002 (1)

COST OF SERVICES PROVIDED (2)

(stated in millions of Argentine pesos, restated as described in Note 2.1. to the unconsolidated financial statements)

	September 30,
	2003	2002
Inventories at beginning of year (3)	12	28

Purchases	5	11

Operating expenses (Exhibit H)	5	5

Holding losses	—	(9)

Subtotal	22	35
Inventories at end of period	(13)	(27)

Total (Note 3.1.l)	9	8

(1)	See Note 2.5. to the unconsolidated financial statements.
(2)	Includes cost of telephone directories and telephone equipment.
(3)	In 2003, net of 1 million corresponding to the consumption provision of Telinver.

(English translation of the financial statements originally issued in Spanish, except for note 13.

to the unconsolidated financial statements)

EXHIBIT G

TELEFONICA HOLDING DE ARGENTINA S.A.

CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2003 AND DECEMBER 31, 2002

ASSETS AND LIABILITIES IN FOREIGN CURRENCY (1)

	September 30, 2003				December 31, 2002
	Amount in foreign currency (in million)	Currency	Exchange rate	Book amount (in million of Argentine pesos)	Amount in foreign currency (in million)	Currency	Book amount (in million of Argentine pesos) (4)
ASSETS

Current assets
Investments	57	US$	2.92	167	52	US$	176

Trade receivables	7	US$	2.92	19	10	US$	32
	1	SDR	4.17	3	1	SDR	4
	—		£4.85	1	—	—	—
Other receivables (2) (3)	7	US$	2.92	21	16	US$	53
	2	EURO	3.40	5	2	EURO	6

Total current assets				216			271

Noncurrent assets

Investments	2	US$	2.82	6	3	US$	7

Other receivables (3)	12	US$	2.91	34	6	US$	21

Total noncurrent assets				40			28

Total assets				256			299

LIABILITIES

Current liabilities

Trade payables	16	US$	2.92	46	21	US$	72
	2	SDR	4.17	9	3	SDR	11
	2	EURO	3.40	5	1	EURO	5
	—		£4.85	1	—		£1
Bank and other financial payables	1,086	US$	2.92	3,165	1,082	US$	3,670
	532		¥0.026	14	558		¥16
	1	EURO	3.40	4	1	EURO	4
Other payables	3	US$	2.92	9	2	US$	6
	1	EURO	3.40	5	2	EURO	5

Total current liabilities				3,258			3,790

Noncurrent liabilities

Bank and other financial payables	441	US$	2.92	1,283	513	US$	1,737
	3,372		¥0.026	88	3,890		¥112
	10	EURO	3.40	35	11	EURO	40
Other payables	6	US$	2.92	16	5	US$	16

Total noncurrent liabilities				1,422			1,905

Total liabilities				4,680			5,695

(1)	See Note 2.5. to the unconsolidated financial statements.
(2)	In 2003 and 2002, include 6 million and 8 million, respectively, corresponding to prepayments for purchases of fixed assets and materials.
(3)	Includes the Patriotic Bond valued at the AFIP’s exchange rate effective at September 30, 2003.
(4)	Amounts stated in millions of constant Argentine pesos restated as described in Note 2.1. to the unconsolidated financial statements.

US$:	US dollars
¥:	Yens
EURO:	European Currency Units
SDR:	Special Drawing Rights
£:	Pounds

(English translation of the financial statements originally issued in Spanish, except for note 13.

to the unconsolidated financial statements)

EXHIBIT H

TELEFONICA HOLDING DE ARGENTINA S.A.

CONSOLIDATED INFORMATION REQUIRED BY SECTION 64, SUB SECTION I, POINT B) OF LAW No.

19,550 FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2003 AND 2002 (1)

(stated in millions of Argentine pesos, restated as described in Note 2.1. to the unconsolidated financial statements)

	September 30, 2003					September 30, 2002
Account	Operating expenses (2)	Administrative expenses	Selling expenses	Other expenses, net	Total	Total
Salaries, social security taxes and other expenses	99	20	16	—	135	176

Depreciation of fixed assets	441	35	5	—	481	520

Fees and payments for services	106	58	19	—	183	226

Directors’ and statutory auditors’ fees	—	1	—	—	1	1

Insurance	—	5	—	—	5	6

Material consumption and other expenses	16	2	2	—	20	36

Management fee	31	4	—	—	35	51

Transportation	4	—	—	—	4	6

Taxes, charges and contributions	12	—	4	—	16	19

Rentals	14	1	—	—	15	37

Commissions	—	—	8	—	8	11

Allowance for doubtful accounts	—	—	1	—	1	102

Net book value of fixed assets retired	—	—	—	—	—	2

Depreciation of intangible assets	2	2	—	—	4	16

Employee terminations	—	—	—	16	16	18

Tax on checking account credits and debits	—	11	—	—	11	17

Other	—	—	—	14	14	30

Total 2003	725	139	55	30	949

Total 2002	864	173	186	51		1,274

(1)	See Note 2.5. to the unconsolidated financial statements.
(2)	Includes 5 million corresponding to cost of services provided of telephone directories and telephone equipment as of September 30, 2003 and 2002.

                TELEFONICA HOLDING DE ARGENTINA S.A.

                Unconsolidated Financial Statements as of September 30, 2003

(English translation of the financial statements originally issued in Spanish, except for note 13.

to the unconsolidated financial statements)

TELEFONICA HOLDING DE ARGENTINA S.A.

BALANCE SHEETS

AS OF SEPTEMBER 30, 2003 AND DECEMBER 31, 2002

Amounts stated in millions of Argentine pesos restated as described in Note 2.1.

to the unconsolidated financial statements

(See Notes 2.2. and 2.5. to the unconsolidated financial statements)

	September 2003	December 2002
CURRENT ASSETS

Cash and banks	—	3
Other receivables (Note 3.1.)	26	30

Total current assets	26	33

NONCURRENT ASSETS

Other receivables (Note 3.1.)	—	—
Intangible assets (Note 2.3.d))	—	—
Investments (Note 3.2.)	990	834

Total noncurrent assets	990	834

Total assets	1,016	867

CURRENT LIABILITIES

Bank and other financial payables (Note 3.4.)	1,683	1,854
Accounts payable	1	1
Taxes payable	2	1
Other payables	3	3

Total current liabilities	1,689	1,859

NONCURRENT LIABILITIES

Bank and other financial payables (Note 3.4.)	22	25

Total noncurrent liabilities	22	25

Total liabilities	1,711	1,884

SHAREHOLDERS’ EQUITY (per related statements)	(695)	(1,017)

Total liabilities and shareholders’ equity	1,016	867

The accompanying Notes 1 to 13 and the supplementary statements (Exhibits C, E, G and H and Chart I), are an integral part of these financial statements.

MARIO EDUARDO VAZQUEZ

Vicepresident

(English translation of the financial statements originally issued in Spanish, except for note 13.

to the unconsolidated financial statements)

TELEFONICA HOLDING DE ARGENTINA S.A.

STATEMENTS OF OPERATIONS

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2003 AND 2002

Amounts stated in millions of Argentine pesos, except for per share amounts which are stated in Argentine pesos, restated as described in Note 2.1.

to the unconsolidated financial statements

(See Notes 2.2. and 2.5. to the unconsolidated financial statements)

	September 2003	September 2002
Equity interests in Section 33 - Law 19,550 (“LSC”) companies and related parties (Note 3.6.)	168	(1,395)

Other income relating to equity interests in Section 33 LSC companies and related parties, net (Notes 2.3.h) and 6.a)	33	46

Administrative expenses (Exhibit H)	(1)	(3)

Financial gains and losses

On assets (1)
Exchange differences (2)	—	2
Inflation loss on monetary accounts	—	(36)

On liabilities (3)
Exchange differences (2)	264	(763)
Interest (2)	(130)	(154)
Inflation gain on monetary accounts	—	2

Net income (loss) for the period before tax on minimum presumed income	334	(2,301)

Tax on minimum presumed income (Note 2.3.f)	—	(8)

Net income (loss) for the period	334	(2,309)

Net Earnings (Losses) per share for the period (Note 2.3.i) (4)	0.83	(5.71)

(1)	In 2002, corresponds mainly to current investments and other receivables.
(2)	Net of inflation effects. See Note 2.1. to the unconsolidated financial statements.
(3)	Corresponds mainly to bank and other financial payables.
(4)	Basic and diluted.

The accompanying Notes 1 to 13 and the supplementary statements (Exhibits C, E, G and H and Chart I), are an integral part of these financial statements.

MARIO EDUARDO VAZQUEZ

Vicepresident

(English translation of the financial statements originally issued in Spanish, except for note 13.

to the unconsolidated financial statements)

TELEFONICA HOLDING DE ARGENTINA S.A.

STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2003 AND 2002

Amounts stated in millions of Argentine pesos restated as described in Note 2.1.

to the unconsolidated financial statements

(See Notes 2.2. and 2.5. to the unconsolidated financial statements)

	Shareholders’ contributions			Non-capitalized contributions			Retained earnings (losses)
Description	Capital stock authorized for public offering	Comprehen- sive adjustment to capital stock	Premium on Share issue	Irrevocable capital contributions for future share subscriptions	Comprehensiv eadjustment to irrevocable capital contributions	Other contributions	Legal reserve	Unappropria- ted earnings (losses)	Total
Balances as of December 31, 2001	405	484	172	2	2	19	71	(54)	1,101
Balances modification (1)	—	—	—	—	—	—	—	(17)	(17)

Modified Balances as of December 31, 2001	405	484	172	2	2	19	71	(71)	1,084
Alignment of periods for valuation of Equity interests in Section 33 LSC companies and related parties (2)	—	—	—	—	—	—	—	(41)	(41)
Net loss for the nine-month period ended September 30, 2002	—	—	—	—	—	—	—	(2,309)	(2,309)

Balances as of September 30, 2002	405	484	172	2	2	19	71	(2,421)	(1,266)
Net income for the three-month period ended December 31, 2002	—	—	—	—	—	—	—	249	249

Balances as of December 31, 2002	405	484	172	2	2	19	71	(2,172)	(1,017)
Transition adjustment due to the application of the new accounting principles in Telefónica (3)	—	—	—	—	—	—	—	(12)	(12)
Net income for the nine-month period ended September 30, 2003	—	—	—	—	—	—	—	334	334

Balances as of September 30, 2003	405	484	172	2	2	19	71	(1,850)	(695)

(1)	See Note 2.2.j) to the consolidated financial statements.
(2)	See Note 2.3.c). to the unconsolidated financial statements.
(3)	See Note 2.1.a) to the consolidated financial statements.

The accompanying Notes 1 to 13 and the supplementary statements (Exhibits C, E, G and H and Chart I) are an integral part of these financial statements.

MARIO EDUARDO VAZQUEZ

Vicepresident

(English translation of the financial statements originally issued in Spanish, except for note 13.

to the unconsolidated financial statements)

TELEFONICA HOLDING DE ARGENTINA S.A.

STATEMENTS OF CASH FLOWS (1)

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2003 AND 2002

Amounts stated in millions of Argentine pesos restated as described in Note 2.1.

to the unconsolidated financial statements

(See Notes 2.2. and 2.5. to the unconsolidated financial statements)

	September 2003	September 2002
CHANGES IN CASH AND CASH EQUIVALENTS

Cash and cash equivalents at end of period	—	—
Cash and cash equivalents at beginning of year	3	3

Decrease in cash and cash equivalents	(3)	(3)

Causes of changes in cash and cash equivalents

Cash flows from operating activities:

Net income (loss) for the period	334	(2,309)

Adjustments to reconcile net income (loss) for the period to cash flows from operating activities:
Equity interests in Section 33 LSC companies and in related parties	(168)	1,395
Financial gains and losses, net	(134)	938
Minimum presumed income tax	—	8

Changes in assets and liabilities:

Other receivables	3	(18)
Other payables	—	(2)

Net cash provided by operating activities	35	12

Cash flows from financing activities:

Increase in bank and other financial payables	—	15
Payment of bank and other financial payables	—	(14)
Payment of interest	(38)	(16)

Net cash used in financing activities	(38)	(15)

Decrease in cash and cash equivalents	(3)	(3)

(1)	Cash and cash equivalents (current investments) with an original maturity not exceeding three months are considered to be cash and cash equivalents which totals: (i) 3 million in cash and banks as of December 31, 2002 (cash at the beginning of the fiscal year) and (ii) 1 million in cash and banks and 2 million in current investments as of December 31, 2001.

The accompanying Notes 1 to 13 and the supplementary statements (Exhibits C, E, G and H and Chart I), are an integral part of these financial statements.

MARIO EDUARDO VAZQUEZ

Vicepresident

(English translation of the financial statements originally issued in Spanish, except for note 13.

to the unconsolidated financial statements)

TELEFONICA HOLDING DE ARGENTINA S.A.

NOTES TO THE FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2003 AND COMPARATIVE INFORMATION

Amounts stated in Argentine pesos (except where expressly indicated that figures are stated in other currency) restated as described in Note 2.1.

to the unconsolidated financial statements.

1.	BUSINESS OF THE COMPANY

Telefónica Holding de Argentina S.A. (“the Company”) is a company primarily engaged, through related companies in the telecommunications business (“Telecommunications Business”) in Argentina.

As of September 30, 2003, the Company conducts its Telecommunications Business through its 50.0% interest in Compañía Internacional de Telecomunicaciones S.A. (“Cointel”) (see Note 5.a) to the unconsolidated financial statements), which controls the outstanding capital stock of Telefónica de Argentina S.A. (“Telefónica”) through its ownership interest in 100% of Telefónica’s Class “A” shares (see Notes 4. to the consolidated financial statements and 7.2.a) to the unconsolidated financial statements) and 40.2 million Class “B” shares of Telefónica which represents approximately 62.5% and 2.3%, respectively, of Telefónica’s outstanding capital stock.

Additionally, the Company holds a 26.8% ownership interest in Atlántida Comunicaciones S.A. (“Atco”) (see Note 5.b) to the unconsolidated financial statements). Atco is a holding company with a direct and indirect interest in broadcast television companies and in radio stations. Likewise, the Company holds a 26.8% ownership interest in AC Inversora S.A. (“AC”). AC is a holding company, which until July 4, 2002, had indirect interest in broadcast television companies (see Note 5.c) to the unconsolidated financial statements).

As of September 30, 2003, as a result of several transactions described below in “Agreement between the Company’s Former Principal Shareholders and TESA” and in Note 8.2. to the unconsolidated financial statements, Telefónica Internacional, S.A. (“TISA”)´s equity interest in the Company amounts to 99.96%.

Agreement between the Company’s Former Principal Shareholders and TESA

On April 11, 2000, certain affiliates of Hicks, Muse, Tate & Furst, Inc. (“Hicks Muse”), including HMTF – Argentine Media Investments Ltd. (“HMTF”), República Holdings Ltd. (“República Holdings”) and International Investments Union Ltd. (“IIU”) (“HMTF Affiliates”) and International Equity Investments, Inc. (“IEI”), a Citibank N.A. subsidiary, (together with HMTF Affiliates, the “Former Principal Shareholders” and from now on the “Participating Shareholders”) and TESA (“the Parties”) entered into a Stock Exchange Agreement (the “Stock Exchange Agreement”, and from now on “the Contract”) whereby, after certain precedent conditions were met, on December 15, 2000, the Participating Shareholders transferred to TESA 80.9% of the Company´s capital stock, representing 84.7% of the Company’s total votes, in exchange for TESA common shares issued. On June 29, 2001, TESA informed the Company that on May 8, 2001, it transferred to TISA, TESA´s wholly owned subsidiary, all of TESA´s 80.9% equity interest in the Company. Additionally, as a result of the capital stock reduction described in Note 8.2. to the unconsolidated financial statements, TISA´s equity interest in the Company, increased from 80.9% to 99.96%.

As part of the Contract, and according to the transactions provided therein and in certain related agreements, Southtel Holdings S.A. (“Shosa”), a company previously controlled by the Company, redeemed to the Company irrevocable capital contributions, which included, among other: (a) Shosa’s 26.8% ownership interest in Atco, (b) Shosa’s 26.8% ownership interest in AC and (c) Shosa’s 20% ownership interest in TyC, including the net book value of the related goodwill as of September 30, 2000. On December 15, 2000, the Company transferred to ACH Acquisition Co. (“ACH”) its ownership interest in Shosa, whose main asset as of that date was its ownership interest in Cablevisión S.A. (“Cablevisión”) and its main liabilities were a loan of US$135.9 million made to Shosa by ACH, and other liabilities of approximately US$27 million. The Shosa selling price was US$395.3 million, and was collected through a promissory note issued by ACH, maturing on

(English translation of the financial statements originally issued in Spanish, except for note 13.

to the unconsolidated financial statements)

August 31, 2001, or before, if certain conditions contemplated in the loan agreement occurred (the “Promissory Note”). In August and December, 2001, the Company and ACH amended a section of the Promissory Note, extending the maturity date until January 31, 2002 (see Note 8.2. to the unconsolidated financial statements). Additionally, as part of the Contract, and according to the transactions provided therein and in certain related agreements, the Company paid off its financial liabilities except for the amounts payable under the Negotiable Obligations for US$500 million issued on February 24, 1997, under the US$500 million Program (see Note 11. to the unconsolidated financial statements) and sold its ownership interests in related companies and in certain related assets, except for its ownership interests in Cointel, Atco and AC and the agreement described in Note 6.c.(i) to the unconsolidated financial statements.

As of the date of issuance of these financial statements, the Company is not aware of any fact that could have an adverse effect on the Company’s business, financial conditions or results of operations, related with the transactions described previously in this note.

2.	BASIS OF PRESENTATION AND ACCOUNTING PRINCIPLES APPLIED

2.1.	Restatement into constant pesos

Until the three-month period ended March 31, 2002, the Company’s financial statements had been prepared recognizing the effects of changes in the purchasing power of money through August 31, 1995 (maintaining the restatements recorded until that date), by restating amounts in constant pesos by the method required by Technical Resolution (“RT”) No. 6 of the FACPCE. Effective September 1, 1995, for Argentine GAAP purposes, and considering the economic stability conditions as of such date and according to the requirements of General Resolution No. 272 of the CNV, the Company had discontinued the application of the restatement method. This criteria was accepted under Argentine GAAP until December 31, 2001.

As a result of the new inflationary conditions, and the changes to the Argentine economic model resulting from the enactment of the Public Emergency and Exchange System Reform Law, which are described in detail in Note 4. to the unconsolidated financial statements, on March 6, 2002, the CPCECABA (Professional Council of Economic Sciences of the City of Buenos Aires) approved Resolution MD No. 3/2002 applicable to financial statements for fiscal years or interim periods ending on or after March 31, 2002, ordering, among other provisions, the reinstatement of inflation accounting in financial statements in accordance with the guidelines contained in RT No. 6 with the changes incorporated by RT No.19, and provides that all recorded amounts restated by changes in the general purchasing power until the suspension of such adjustments and any other amounts originated in transactions during the stability period are to be considered stated in currency of December 31, 2001.

On July 16, 2002, the NEP issued Decree No. 1,269/02 repealing Decree No. 316/95, instructing the CNV, among others, to issue the necessary regulations concerning the preparation of financial statements restated to include the effects of inflation. On July 25, 2002, under Resolution No. 415/02, the CNV reinstated the requirement to file financial statements adjusted for inflation. However, on March 25, 2003, the NEP issued Decree No. 664/03 repealing the provisions related to the inflation adjustment established by Decree No. 1269/02 and instructing the CNV, among others, to issue any applicable regulations to ensure that no balance sheets or financial statements in constant currency are accepted. Therefore, on April 8, 2003, Resolution No. 441/03 of the CNV set forth that as from March 1, 2003, the restatement of financial statements in constant currency should be discontinued.

In accordance with the above, the financial statements of the Company as of September 30, 2003 have been prepared recognizing the effects of variations in the purchasing power of money until February 28, 2003 (according to the changes in the Argentine wholesale price index published by INDEC -Argentine Institute of Statistics and Census-) in compliance with the regulations issued by the NEP and the CNV.

In addition, the financial statements as of September 30, 2002 and December 31, 2002, disclosed for comparative purposes, arise from the restatement of the amounts included in the financial statements as of those dates in currency of February 28, 2003, and from applying the new accounting principles mentioned in Note 2.2. to the unconsolidated financial statements. See Note 2.5. to the unconsolidated financial statements.

(English translation of the financial statements originally issued in Spanish, except for note 13.

to the unconsolidated financial statements)

The restatement into constant Argentine pesos method was applied to the costs booked immediately prior to the capitalization of the exchange differences mentioned in Note 2.3.h) to the unconsolidated financial statements.

The variation in the index applicable to the restatement of financial statements, the wholesale price index, was an increase of 118.2% for the period January through December 2002, 0.7% for the period January through February 2003 and a decrease of 2.1% for the period March through September 2003.

The CPCECABA considers that the conditions for the application of the restatement of inflation set forth in RT No. 6 are still in force as of September 30, 2003. The summary of balance sheet and results of operations as of and for the nine-month period ended September 30, 2003 arising from applying the referred resolution by virtue of the variations in the wholesale price index for the period March through September 2003 is as follows:

Balance Sheet:
Current assets	26
Non current assets (1)	924

Total assets	950

Current liabilities	1,689
Non current liabilities	22

Total liabilities	1,711

Shareholders’ Equity:
Capital Stock, Reserves and Unappropriated losses of prior fiscal years	(1,008)
Net income for the period (2)	247

Total Shareholders’ Equity	(761)

(1)	The effect of the application of the above-mentioned resolution upon the Company’s non current assets is mainly due to the Company’s equity interest in Cointel.
(2)	The effect of the application of the above-mentioned resolution upon the Company’s net income for the period is mainly due to the Company’s equity interest in Cointel and financial gains and losses.

The summary of balance sheet and statement of operations as of and for the nine-month period ended September 30, 2003 of Cointel arising from applying the referred resolution by virtue of the variations in the wholesale price index for the period March through September 2003 is as follows:

Balance Sheet:
Current assets	2
Non current assets (1)	2,101

Total assets	2,103

Current liabilities	1,266

Total liabilities	1,266

Shareholders’ Equity:
Capital Stock, Reserves and Unappropriated losses of prior fiscal years	535
Net income for the period (1)	302

Total Shareholders’ Equity	837

(1)	The effect of the application of the above-mentioned resolution upon Cointel’s non current assets and net income for the period was mainly due to Cointel’s equity interest in Telefónica.

(English translation of the financial statements originally issued in Spanish, except for note 13.

to the unconsolidated financial statements)

In addition, all balances as of September 30, 2002 and December 31, 2002, presented for comparative purposes (see Note 2.5. to the unconsolidated financial statements) would have been restated to recognize the effects of the changes in the currency purchasing power for the period March through September 2003.

2.2.	Accounting principles applied

On December 8, 2000, the Governing Board of the FACPCE approved RTs Nos. 16, 17, 18, and 19 introducing changes in professional accounting principles relating to valuation and disclosure. On December 21, 2001, these resolutions were adopted, with certain amendments, by CPCECABA to become mandatory for fiscal years beginning on or after July 1, 2002. In addition, on April 5, 2002, the FACPCE Governing Board issued RT No. 20, “Derivative financial instruments and hedging transactions,” which was subsequently adopted by CPCECABA on October 30, 2002, with certain amendments. The provisions contained in this resolution are applicable for fiscal years beginning on or after January 1, 2003. On January 14, 2003, the CNV approved, through Resolution No. 434/03 with certain amendments, the above RTs to become effective for the fiscal years beginning on January 1, 2003 permitting its early adoption.

Therefore, the Company’s financial statements have been prepared in accordance with the accounting principles approved by CPCECABA, with the amendments introduced by the CNV. See Notes 2.1., 2.3.and 2.5. to the unconsolidated financial statements.

For purpose of the information requested by RT No. 18, the Company has identified that its most important operation segment is its indirect ownership interest in Telefónica. Additionally, the reportable segment information of Telefónica is disclosed in Note 18. to the consolidated financial statements.

On February 5, 2003, the FACPCE approved RT No. 21, which replaces RTs Nos. 4 and 5 and indicates the information to be disclosed in the financial statements with respect to related parties. On February 19, 2003, through Resolution MD No. 5/2003, the CPCECABA approved RT No. 21 with some amendments. RT No. 21 is in force for the fiscal years beginning on or after April 1, 2003. However, it can be early adopted. As of the date of issuance of these financial statements, the approval of the above mentioned RT is pending by the CNV.

The application of the new standards in accordance with Resolution No. 434/03 of CNV gave rise to changes in valuation and presentation criteria, which have been booked by the Company and Cointel, as detailed below:

a)	Changes in valuation criteria

1.	Accounting measurement of certain receivables and payables at their discounted value

RT No. 17 establishes that certain monetary assets and liabilities are to be measured based on the calculation of their discounted value using the rate applicable at the time of initial measurement, unless the Company intends, and it is feasible to, dispose of its assets or advance settlement of its liabilities. The cumulative effect of the application of this new principle on shareholders’ equity at December 31, 2002, is not material.

The effect of this standard on the amounts presented in comparative information (see Note 2.5. to the unconsolidated financial statements) has not been significant.

2.	Deferred tax

Until the fiscal year ended December 31, 2002, the Company determined its income tax expenses, in the event there were taxable income, by applying the current 35% tax rate on the taxable income as of year-end without considering the effect of temporary differences between net and taxable income.

RT No. 17 sets forth that income tax amounts should be booked by application of the deferred tax method, recognizing the effects of temporary differences. See Note 2.3.f) to the unconsolidated financial statements.

(English translation of the financial statements originally issued in Spanish, except for note 13.

to the unconsolidated financial statements)

The effects on Telefónica arising from the application of changes in valuation criteria related to the application of the new standards, additional to the above mentioned changes, are described in Notes 2.1. and 2.2.j) to the consolidated financial statements.

b)	Changes in presentation criteria

1.	Goodwill on investment in Cointel

According to RT No. 19, in the unconsolidated financial statements as of September 30, 2003 and December 31, 2002, the Company included the goodwill in the line “Investments” and its depreciation is disclosed under the line “Equity interests in Section 33 LSC companies and related parties”. Additionally, in the consolidated financial statements as of such dates, the Company presents the goodwill on its investment in Cointel in a specific line of the consolidated balance sheet segregated from the line “Intangible assets”. The corresponding depreciation is disclosed in the consolidated statement of operations under the line “Depreciation of goodwill on investment in Cointel”.

2.	Proportionate consolidation

RT No. 4 “Consolidation of financial statements”, modified by RT No. 19 requires that companies having “Joint control” over other companies present supplementary information of such companies following the proportional consolidation method. Therefore, since the Company has “Joint control” over Cointel according to RT No. 5, modified by RT No. 19, the Company has consolidated (in proportion to its equity interest in Cointel), line by line, their balance sheets as of September 30, 2003 and as of December 31, 2002, and their statements of operations and cash flows for the nine-month periods ended on September 30, 2003 and 2002, with the consolidated balance sheet, statements of operations and cash flows included in the consolidated financial statements of Cointel and their subsidiaries Telefónica and Telinver as of such dates.

2.3.	Valuation methods and additional information

The Company applied the valuation criteria established in CNV regulations, which, in their application to the transactions and the balances included in these financial statements, and except for the matter mentioned in Note 2.1. to the unconsolidated financial statements, do not differ significantly from the provisions of the professional accounting principles applicable to the Company and approved by CPCECABA. (See Notes 2.2. and 2.5. to the unconsolidated financial statements).

The preparation of financial statements in conformity with generally accepted accounting principles in Argentina requires the Company’s Management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses of each period.

Among other issues, these financial statements include the effects of economic and foreign exchange regulations known as of the date of issuance of these financial statements (see Notes 2.2., 9., 12. and 13. to the consolidated financial statements and 4. and 6.c.(ii) to the unconsolidated financial statements). All Management estimates have been made considering such regulations. The effects of any additional measures that could be implemented by the Government, will be considered in the financial statements when they become known by the Company’s Management.

Final results may differ from those estimated by the Company’s Management. Accordingly, the decisions that are to be made in reliance on these financial statements should consider the future development of such governmental action, and the Company’s financial statements should be read in light of those circumstances.

The principal valuation methods used in the preparation of the financial statements are as follows:

a)	Cash and banks

–	In local currency: at nominal value.

(English translation of the financial statements originally issued in Spanish, except for note 13.

to the unconsolidated financial statements)

–	In foreign currency: at nominal value, translated at the exchange rate prevailing as of each period/year-end for the settlement of the transactions concerned. Exchange differences have been credited/charged to income of each period/year (see Note 2.3.h) to the unconsolidated financial statements).

b)	Other receivables and payables (except bank and other financial payables)

- In local currency: at nominal value, plus the financial results accrued as of the end of the period/year, which is not significantly different from the accounting measurement obtained by calculating the discounted value of the cash flows that will be generated by such assets and liabilities.

Pursuant to RT No. 17 and as long as Law No. 25,561 (Public Emergency and Exchange Regime Reform Law) is still in force, the interpretation of the CPCECABA has been that the discount rate to be used will be such as stated in the transaction, and in the absence of such rate or a representative rate for the transaction, the interest rate quoted by Banco de la Nación Argentina for savings accounts will be taken into account. As of September 30, 2003 and December 31, 2002 this rate stood at approximately 1% nominal per annum.

- In foreign currency: at nominal value converted at the exchange rates applicable to their settlement prevailing as of the end of the period/year, in accordance with the uses intended by the Company, plus the financial interests accrued as of those dates, which do not differ significantly from discounted value based on the rate of the transaction. The respective detail is included in Exhibit G. Exchange differences have been charged to income of each period/year (see Note 2.3.h) to the unconsolidated financial statements).

c)	Long-term investments

- Ownership interests in related parties valued by the equity method:

The investment in Cointel as of September 30, 2003 and December 31, 2002, is valued by the equity method of accounting, calculated taking into account Cointel’s shareholders’ equity after deducting Cointel’s preferred stock and unsettled accumulated preferred dividends as of such dates, calculated using the financial statements of Cointel as of September 30, 2003 and December 31, 2002, respectively, restated as described in Note 2.1. to the unconsolidated financial statements. In the first quarter of 2002, the Company eliminated the six-month lag in computing its participation in Cointel’s equity that existed until 2001. The effect of the elimination of the three-month lag and the above mentioned alignment of periods gave rise to a 41 million (restated as descibed in Note 2.1. to the unconsolidated financial statements) decrease in unappropriated earnings as of September 30, 2002, related to the loss on equity investment in Cointel during the October-December 2001 period. Consequently, the equity interest in Cointel was calculated considering the Company’s equity participation on Cointel’s income for the nine-month periods ended September 30, 2003 and 2002, after deducting Cointel’s accrued preferred dividends as of such dates (see Note 2.1. to the unconsolidated financial statements). See Notes 2.2.f) and j) to the consolidated financial statements regarding the recoverability of significant assets related to the booked value for the investment in Cointel as of September 30, 2003.

Additionally, as mentioned in Note 2.2.b)1. to the unconsolidated financial statements, the caption “Investments” includes the residual value of the goodwill on its investment in Cointel and its depreciation is disclosed under the line “Equity interests in related parties”. The goodwill corresponds to the difference between the acquisition cost and the valuation by the equity method as of the purchase date of the shares concerned, which is being amortized over a period of 20 years. The goodwill is restated as explained in Note 2.1. to the unconsolidated financial statements.

The analysis of the recoverability of the Company’s goodwill related to its investment in Cointel as of September 30, 2003, which amounts to 540 million has been made on the basis of the Company’s management best estimate of future cash flows of Cointel and Telefónica, considering available information and future telephone service rates estimates of Telefónica. However, whether the amount booked of such goodwill as of September 30, 2003 is fully recoverable will depend on the effect that the final outcome of the tariff re-negotiation described in Note 9.1. to the consolidated financial statements may have on the economic and financial equation of such companies.

(English translation of the financial statements originally issued in Spanish, except for note 13.

to the unconsolidated financial statements)

The Company is evaluating Cointel’s financing needs considering the Argentine economic situation and the current difficulties to have access to credit. If the current difficulties to obtain refinancing or additional loans to Cointel continue, the Company will make its best efforts to provide Cointel with such financing, directly or indirectly, subject to the Company’s own fund availability, which depends on the evolution of the issues affecting the Company’s financial situation. See Note 4. to the unconsolidated financial statements.

The financial statements of Cointel were prepared in accordance with accounting principles consistent with those used by the Company and described in this Note.

As from the effective date of Law No. 25,063, any dividends in cash or in kind received by the Company on its investments in other companies, in excess of accumulated taxable income as of the end of the fiscal year previous to distribution (determined as required by this law), will be subject to a 35% income tax withholding as a single and final payment. The Company has not accrued any amount for this tax charge due to the non existence of distributable income by Cointel, since such company has accumulated losses as of December 31, 2002 and September 30, 2003.

On the basis of financial information furnished by Atco to the Company, as of September 30, 2003 and December 31, 2002, Atco presents negative shareholders’ equity. Given that the Company is under no obligation to make capital contributions to Atco for the purpose of recovering the latter’s negative shareholders’ equity, the Company valued its investment in Atco by the equity method up to the limit of the committed contributions as of September 30, 2003 and December 31, 2002, recording, consequently, its investment in Atco at nil.

Additionally, as of September 30, 2003 and December 31, 2002, the Company valued its investment in AC at nil, to adjust it to its estimated recoverable value pursuant to information available as of such dates. See Note 5.c) to the unconsolidated financial statements).

- Other investments valued at cost:

Corresponds to one common share of $1 nominal value of Vigil Corp S.A., and one common share of $1 nominal value of Telefónica Media Argentina S.A., valued at $1 each. (See Note 5.d) to the unconsolidated financial statements). As of September 30, 2003 and December 31, 2002, given the fact that the Company does not have significant influence in such companies, the Company has valued such investments at historical cost restated as described in Note 2.1. to the unconsolidated financial statements.

d)	Intangible assets:

The issuance costs of Negotiable Obligations, which are being depreciated over the remaining life of the related financial payables. The issuance costs of Negotiable Obligations are restated as explained in Note 2.1. to the unconsolidated financial statements. As of September 30, 2003, the original value and its accumulated depreciation amount to approximately 61 million, and the net book value amounts to approximately 0.2 million, which will be fully depreciated in February 2007. See Note 11. to the unconsolidated financial statements.

e)	Bank and other financial payables:

In foreign currency: at nominal value plus interest accrued as of September 30, 2003 and December 31, 2002, payable on the respective maturity dates, converted at the exchange rate in effect at the end of the period/year calculated at the contractual interest rate in effect as of such dates. The respective detail is included in Exhibit G. Exchange differences have been charged to income (loss) of each period/year.

f)	Income tax and tax on minimum presumed income

The Company records income tax by application of the deferred method, in accordance with the provisions of RT No. 17.

Deferred tax assets result mainly from the temporary differences arising from tax loss carryforwards, and the tax treatment given to exchange differences generated by financial payables in foreign currency and to interests generated by financial liabilities.

(English translation of the financial statements originally issued in Spanish, except for note 13.

to the unconsolidated financial statements)

In order to book the above differences, the Company applied the liabilities method which sets forth the determination of net deferred tax assets or liabilities based on temporary differences charged to the “Income tax” caption in the statement of operations.

The Company’s Management evaluates the recoverability of deferred tax assets based on estimates. Ultimately, the recoverability of deferred tax assets depends upon the Company’s ability to generate enough taxable income during the periods in which these temporary differences are expected to be deductible.

In considering their estimates, the Company’s Management takes into account projected fiscal income and tax planning strategies. This assessment is based on a series of internal forecasts updated to reflect the most recent operating trends. In accordance with accounting principles in force, the Company must recognize deferred tax assets when future deductibility is likely. Therefore, due to the effects of economic and foreign exchange regulations known as of the date of issuance of these financial statements (see Note 4. to the unconsolidated financial statements), the Company’s probability of recovering deferred tax credits was significantly affected. Consequently the Company has booked a reserve for the balance of net deferred tax assets whose recovery depends upon the generation of future taxable income.

Deferred tax assets and liabilities have been measured at nominal value in accordance with Resolution No. 434/03 of the CNV.

Under the Public Emergency and Exchange System Reform Law No 25,561, as implemented by Decree No. 2,568/02, losses originated by the effect of the Argentine peso devaluation on monetary assets and liabilities in foreign currency involved in the generation of Argentine-source income existing as of January 6, 2002, valued at an exchange rate of $1.00 to US$1.00, should be adjusted using an exchange rate of $1.40 to US$1.00, and be carried forward five years as from the date of the enactment of such law and used to offset income taxes at a proportion of 20% each year.

Law No. 25,561 further provides that, in the first fiscal year ending after the effective date of the enactment, any foreign exchange differences accruing on liabilities carried as of January 6, 2002, may be taken as a deduction for income tax purposes (in accordance with its specific rules) to the extent that such liabilities have contributed to the net loss subject to the regime described in the preceding paragraph, which take into account differences between the exchange rate prevailing as of that year-end and a $1.40 to US$1.00 exchange rate.

The Company’s foreign exchange tax loss as calculated by the above procedures and by application of a $1.40 exchange rate for the U.S. dollar was approximately 203 million (in historical currency), of which approximately 41 million were computed for tax purposes in the fiscal year ended December 31, 2002, while the remaining amount will be carried forward and applied for tax purposes in equal amounts over the next four years, accordingly to the related legislation.

For the nine-month period ended September 30, 2003, the Company has estimated a taxable income of approximately 120 million that, if such situation remains as of the end of the fiscal year, will be fully offset with tax loss carryforwards existing at the beginning of the fiscal year. For the nine-month period ended September 30, 2002, the Company had determined the existence of income tax loss carryforwards

Additionally, as of December 31, 2002, the Company had an accumulated income tax loss carryforward of about 1,398 million (historical value), which can be used to offset eventual future income tax as follows:

Available until	Tax loss carryforward (in millions of pesos)
2004	54
2005	166
2007	1,178

	1,398	(1)

(1)	Includes 175 million of specific income tax loss carryforwards from disposing of shares and derivative contracts and 1,223 million of general income tax loss carryforward.

(English translation of the financial statements originally issued in Spanish, except for note 13.

to the unconsolidated financial statements)

For each year in which such deduction arises, the tax benefit (effect of the current tax rate on the tax loss carryforward used) will only be effectively realized if income tax (net of the deduction) is equal to or exceeds the tax on minimum presumed income. However, it will be reduced by any excess of the latter over income tax, as the Company will have to pay the tax on minimum presumed income as a minimum.

The following table presents the components of the Company’s deferred tax assets (in millions of Argentine pesos):

	September 30, 2003		December 31, 2002
Deferred tax assets
Common income tax loss carryforwards	386	(1)	431
Specific income tax loss carryforwards	61		62
Exchange differences deductible in future fiscal years	46		57
Other	—		1

Subtotal deferred tax assets	493	(2)	551	(2)
Allowance for deferred tax assets	(493	) (2)	(551	) (2)

Total net deferred tax assets	—		—

(1)	Net of 42 million of tax loss carryforwards that offset the tax payable with respect to the taxable income estimated for the nine-month period ended September 30, 2003.
(2)	As of September 30, 2003 and December 31, 2002, the effect of discounting the balances of deferred tax assets and allowance for deferred tax assets in accordance with accounting rules of the CPCECABA is not significant.

The following is the reconciliation of the income tax as charged to the statement of operations (that has been nil in both periods) and the amount resulting from the application of the corresponding tax rate on pre-tax net income (in millions of Argentine pesos):

	September 30,
	2003	2002
Net income (loss) before tax at statutory income tax rate	117	(808)
Permanent differences:
(Income) loss on equity investments	(69)	478
Goodwill depreciation	10	10
Inflation restatement effect	—	(113)
Variation of allowance for deferred tax assets	(58)	—
Non-deductible expenses	—	2
Allowance for deferred tax assets	—	431

Total income tax	—	—

Additionally, the Company calculates the tax on minimum presumed income by applying the tax rate of 1% on certain assets as of the end of the year, valued according to the tax regulations in effect. This tax is supplementary to Income Tax. The Company’s tax liability will be the higher of these two taxes. However, if the tax on minimum presumed income exceeds income tax during one fiscal year, such excess may be computed as prepayment of any income tax excess over the tax on minimum presumed income that may arise in the next ten fiscal years.

For the nine-month periods ended September 30, 2003 and 2002, the Company has determined charges for the tax on minimum presumed income of 0.3 million and 0.2 million, respectively, which were included in the statement of operations as of each period. Additionally, as of September 30, 2002, the Company´s Management had estimated that the accumulated tax on minimum presumed income as of December 31, 2001 of approximately 7.4 million (at historical value) was not recoverable and has been included in the line “Minimum presumed income tax” of the statement of operations for the nine-month period ended September 30, 2002.

(English translation of the financial statements originally issued in Spanish, except for note 13.

to the unconsolidated financial statements)

g)	Shareholders’ equity accounts

–	Capital stock: disclosed at nominal value. See Note 8.1. to the unconsolidated financial statements. The adjustment required to restate this account as described in Note 2.1. to the unconsolidated financial statements, is included in “Comprehensive adjustment to capital stock”.

–	Premium on share issue: this account discloses the additional contribution made by the common shareholders, in excess of face value of capital stock, restated in constant Argentine pesos according to applicable CNV resolutions. See Note 2.1. to the unconsolidated financial statements.

–	Irrevocable capital contributions for future share subscriptions: they are disclosed at nominal value. The adjustment required to restate this account in constant Argentine pesos, as described in Note 2.1. to the unconsolidated financial statements, is included in “Comprehensive adjustment to irrevocable capital contributions”.

–	Other contributions: corresponds to amounts over which the shareholders have rights according to their ownership interests. They are restated according to applicable CNV resolutions. See Note 2.1. to the unconsolidated financial statements.

–	Legal reserve and Unappropriated earnings: they have been restated according to applicable CNV resolutions. See Note 2.1. to the unconsolidated financial statements.

h)	Statement of operations accounts

Statement of operations accounts for the nine-month period ended September 30, 2003, are valued and restated as described in Note 2.1. to the unconsolidated financial statements as follows:

–	Accounts accumulating monetary transactions during the course of the period have been restated by applying to the original amounts, inflation adjustment factors corresponding to the month of accrual of the original transactions.

–	Charges for goodwill depreciation and depreciation of issuance costs of Negotiable obligations are computed based on the restated amounts of such assets.

–	“Financial gains and losses, net” are disclosed net of the monetary result generated by the effect of inflation on the assets and liabilities that originated them.

–	“Equity interests in Section 33 LSC companies and related parties” was calculated according to item c) of this note.

–	Under the caption “Other income relating to equity interests in Section 33 LSC companies and related parties, net” the Company includes the amounts billed to TESA Arg. under the agreement described in Note 6.c.(i) to the unconsolidated financial statements, for its compliance with the obligations and provision of services agreed therein, which are charged to income on an accrual basis according to the provisions of the agreement, and have been restated as described in Note 2.1. to the unconsolidated financial statements.

Statement of operations accounts for nine-month period ended September 30, 2002, were determined based on similar standards. Additionally, for comparative purposes with the statement of operations for the nine-month period ended September 30, 2003, the statement of operations for the nine-month period ended September 30, 2002, has been restated taking into account the variations in the currency purchasing power as described in Note 2.1. to the unconsolidated financial statements.

i)	Net earnings (losses) per share:

The Company calculates the net earnings/(losses) per share on the basis of 30,427,328 common shares with a face value of $1 and five votes per share and 374,302,032 common shares with a face value of $1 and with a vote per share.

(English translation of the financial statements originally issued in Spanish, except for note 13.

to the unconsolidated financial statements)

2.4.	Amounts expressed in millions of Argentine pesos

Until the nine-month period ended September 30, 2002, the Company disclosed the amounts included in the financial statements in Argentine pesos. As from the end of the fiscal year ended December 31, 2002, the Company discloses the amounts contained in these financial statements in millions of Argentine pesos.

The amounts in millions of Argentine pesos contained in these financial statements have been rounded up or down in order to facilitate the footing of notes and exhibits in which they are included. The effect of such rounding is not material.

2.5.	Comparative financial statements

According to RT No. 8, the Company’s financial statements as of September 30, 2003 and for the nine-month period then ended, have been presented with the following comparative information:

a)	Balance sheet: as of December 31, 2002.

b)	Statement of operations, of changes in shareholders’ equity and cash flows: for the nine-month period ended September 30, 2002.

The same disclosure criteria have been used in the preparation of supplementary information that disaggregates the data contained in the financial statements mentioned above.

The comparative information described above has been restated as explained in Note 2.1. to the unconsolidated financial statements.

3.	BREAKDOWN OF THE MAIN ACCOUNTS (Amounts stated in millions)

The main accounts of the balance sheets as of September 30, 2003 and December 31, 2002 and of the statement of operations for the nine-month periods ended September 30, 2003 and 2002 were made up as follows, restated as described in Note 2.1. to the unconsolidated financial statements (foreign currency balances are presented in Exhibit G):

3.1.	Other receivables

	September 30, 2003		December, 31 2002
	Current	Noncurrent	Current	Noncurrent
Tax credits	—	—	1	—
Receivables from Section 33 LSC companies and related parties - TESA Arg. (1)	26	—	29	—
Deferred income tax assets (2)	—	493	—	551
Allowance for other receivables - deferred income tax assets (Exhibit E)	—	(493)	—	(551)

Total	26	—	30	—

(1)	Accruing no interest. See Note 6.c.(i) to the unconsolidated financial statements.
(2)	See Note 2.3.f) to the unconsolidated financial statements.

(English translation of the financial statements originally issued in Spanish, except for note 13.

to the unconsolidated financial statements)

3.2.	Noncurrent Investments

	September 30, 2003	December 31, 2002
Investment in Cointel - shares (Exhibit C)	450	264
Goodwill - Cointel (1)	540	570

Total	990	834

(1)	See Notes 2.2.b)1. and 3.3. to the unconsolidated financial statements.

3.3.	Goodwill on investment in Cointel:

	Original value	Depreciation
	At beginning of year	At beginning of year	For the period/ year	Accumulated at end of period/year	Net book value
Nine-month period ended September 30, 2003	804	234	30	264	540

Fiscal year ended December 31, 2002	804	195	39	234	570

3.4.	Bank and other financial payables

	September 30, 2003				December, 31 2002
	Current		Noncurrent		Current	Noncurrent
Accounts payable to Section 33 LSC companies and related parties - TISA	1,683	(1)	—		1,853	—
Negotiable Obligations	—		22	(2)	—	25
Interest accrued on negotiable obligations	—		—		1	—

Total	1,683		22		1,854	25

(1)	With a one-month term maturity, accruing interest at a weighted average rate of 10.125% per annum. See Note 6.c.(ii) to the unconsolidated financial statements.
(2)	Accrues interest at a nominal rate of 9.75% per annum. See Note 11. to the unconsolidated financial statements.

(English translation of the financial statements originally issued in Spanish, except for note 13.

to the unconsolidated financial statements)

3.5.	Aging of assets and liabilities as of September 30, 2003:

	Assets	Liabilities
	Receivables (1)	Loans (2)		Other payables (3)
Without maturity date	26	—		3

Maturing:
Up to three months	—	1,683	(4)	3
More than three and up to four years	—	22		—

Subtotal	—	1,705		3

Total	26	1,705		6

(1)	Not including deferred tax assets and its related allowance.
(2)	Includes bank and other financial payables. Accrue interests at a weighted average rate of 10%.
(3)	Includes total liabilities except bank and other financial payables.
(4)	Debt payable to Section 33 LSC companies and related parties. See Note 6.c.(ii) to the unconsolidated financial statements.

3.6.	Equity interests in Section 33 LSC companies and related parties—gain (loss)

	September 30, 2003	September 30, 2002
Equity interest - Cointel	198	(1,365)
Goodwill depreciation - Cointel	(30)	(30)

	168	(1,395)

4.	EFFECTS OF THE DEVALUATION OF THE ARGENTINE PESO IN 2002 AND OTHER CHANGES IN ECONOMIC CONTEXT

Since early December 2001, Argentine authorities implemented a number of monetary and currency exchange control measures that mainly included restrictions on the free use of funds deposited with banks and the tight restriction of transferring funds abroad, with the exception of transfers related to foreign trade and other authorized transactions. Later, the Government declared the official default on foreign debt payments. On January 6, 2002, the Argentine Congress approved Law No. 25,561 on Public Emergency and Exchange System Reform that introduced dramatic changes to the economic model implemented until that date and that amended the Convertibility Law (the currency board that pegged the Argentine peso at parity with the U.S. dollar) approved in March 1991. The new law empowers the NEP to implement, among other things, additional monetary, financial and exchange measures to overcome the economic crisis in the medium term.

As a result of the above, since early 2002, the U.S. dollar has increased compared to the Argentine Peso (the parity was originally US$ 1 = $1). As of September 30, 2003 the increase was 191% (US$ 1 = $2.915).

(English translation of the financial statements originally issued in Spanish, except for note 13.

to the unconsolidated financial statements)

Other regulations were issued subsequently, amending some of the above mentioned regulations. The main aspects of such other regulations as of the approval of these financial statements are:

(a)	the conversion into pesos of most obligations, whatever their cause or origin, to provide sums of money within the financial system stated in U.S. dollars or other foreign currency outstanding at the time of enactment of Law No. 25,561, as well as bank deposits in foreign currencies within the financial system; deposits were switched at the exchange rate of US$1 = $1.40, while obligations stated in foreign currency undertaken in Argentina until January 6, 2002, were switched at the exchange rate US$1 = $1; the deposits and debts thus converted into pesos are to be adjusted by the benchmark stabilization coefficient “CER” (that will be published by the BCRA; such coefficient is applied as from February 3, 2002 (publication date of Decree No. 214/02) or the wage adjustment index “CVS”, depending on the nature of the obligation, plus a minimum set interest rate for deposits and a maximum rate for loans;

(b)	issuance of a bond by the Argentine Government to compensate financial institutions for the difference generated by the application of the exchange rates mentioned above;

(c)	de-dollarization of most obligations not involving the financial system originally denominated in foreign currency and governed by Argentine law, as of January 6, 2002 at a $ 1 = US$ 1 rate and subsequent adjustment through the CER in the terms described in (a), or the CVS, depending on the nature of the obligation, plus an equitable adjustment of the price, that is to be agreed between the parties or, as the case may be, claimed at judicial courts;

(d)	the Law on Public Emergency and Exchange System Reform established the de-dollarization of public service rates, which had been originally agreed upon in U.S. dollars, at a $1=US$1 rate and subsequent renegotiation on a case-by-case basis; and authorized the NEP to renegotiate the above contracts taking into account, the impact of the rates on the competitiveness of the economy and the distribution of income, service quality and investments plans, the interest of users and access to the services, the security of the comprised systems and the profitability of the companies.

(e)	following recent actions by the BCRA seeking a gradual normalization of the local foreign exchange market, effective January 8, 2003, prior authorization from the BCRA is no longer required to transfer funds abroad for payment to foreign beneficiaries of earnings and dividends reported as payable under approved financial statements certified by an independent auditor.

In connection with the remittances abroad aimed at paying principal or interest of financial debts with foreign creditors, the requirement of obtaining the BCRA approval, provided such payments are not made prior to 15 days of to the due date (business days in the case of principal payments) was eliminated. In the case of repayment of debts disbursed as from September 3, 2002, the referred repayment shall not require authorization, provided funds have been settled in the exchange market, with certain exceptions. It is required that for the payment of both principal and interest, the applicable information and documentation requirements established by the participation institution be complied with. In addition, the advanced repayment of principal is allowed, provided the amount in foreign currency applied to cancel the debt does not exceed the current value of the debt percentage that is being cancelled.

Where the payment of principal and interest is part of debt restructuring processes with foreign creditors, the advanced repayment does not require the prior authorization of the BCRA, although in the case of payments of principal, it is required that the new indebtedness terms and conditions and the cash payment do not imply an increase in the indebtedness current value.

On the other hand, Decree No. 285/03 in force since June 30, 2003 sets forth the requirement of recording inflows, outflows and trading of foreign currency with the BCRA and it also determines that inflows to the local markets can only be remitted abroad after 180 running days from the settlement of foreign currency amounts in the exchange market, except for foreign trade transactions and direct foreign investments.

(f)	suspension of dismissals without just cause up to December 31, 2003 and penalization, whereby the amount of the termination pay provided for in labor regulations would be double, except for employees hired on or after January 1, 2003;

(g)	suspension for two years of the law on deposits intangibility or until the time the NEP considers the financial emergency to be concluded;

(English translation of the financial statements originally issued in Spanish, except for note 13.

to the unconsolidated financial statements)

(h)	Decree No. 1,269/02 has suspended the enforcement of clause 5 of section 94 (mandatory dissolution from loss of capital due to accumulated losses) and section 206 (mandatory capital stock reduction from losses equivalent to reserves and 50% of capital) of the LSC, until December 10, 2003.

Some of these regulations, which directly and indirectly affect the Company’s and its related companies’ business relations, have been challenged in legal actions by third parties, to which neither the Company nor its related companies are party. The effects of additional measures that could be implemented by the Government or the instrumentation of the measures previously adopted, as well as the effects of possible amendments as a result of such legal actions, will be considered in the financial statements when they become known by the Company’s Management.

On the other hand, and as a consequence of the changes implemented from January 2002 to September 30, 2003, there was an increase in the Argentine consumer price index of 44.6% and an increase in the Argentine wholesale price index of 115.1% according to the information provided by the INDEC.

The effects of the emergency governmental measures and current economic situation of Argentina, over the Company’s shareholders’ equity including, the Company’s investment in Cointel and related goodwill, and on the Company’s financing plan, are further disclosed in Notes 9, 2.3.c) and 6.c.(ii) to the unconsolidated financial statements, respectively. Additionally, the respective effects over certain Telefónica’s noncurrent assets and the Company’s, Cointel’s and Telefónica’s financing plan are disclosed in Notes 2.2., 9.1., 12. and 13. to the consolidated financial statements.

5.	OPERATIONS AND ACTIVITIES OF RELATED PARTIES

Related parties in which the Company holds interest as of September 30, 2003

a)	Cointel

Cointel is a company organized under Argentine law by a group of investors made up of the Company, Telefónica International Holding B.V. and TISA, all of them TESA’s subsidiaries. As of September 30, 2003, the Company’s interest in Cointel amounts to 50.0% of the capital stock, representing 49.84% of Cointel’s total votes. Cointel controls the outstanding capital stock of Telefónica, through its ownership interest in 100% of Telefónica’s Class “A” shares (see Note 7.2.a) to the unconsolidated financial statements), and about 40.2 million Class “B” shares which represents approximately 2.3% of Telefónica’s outstanding capital stock, being the total shareholding of Cointel in Telefónica´s capital stock 64.8%. See Note 4. to the consolidated financial statements.

b)	Atco

In March 1998, the Company acquired (through Southtel Equity Corporation (“Southtel”)) 30.0% of Atco’s capital stock. This company’s corporate objective is to invest in the media business. The total price of the acquisition amounted to 214 million (restated as described in Note 2.1 to the unconsolidated financial statements). As a consequence of certain transactions, such ownership interest decreased from 30% to 26.8%. On December 15, 2000, Shosa (Southtel’s successor company) reimbursed irrevocable capital contributions to the Company, through the delivery of its ownership interest in Atco, which was valued at 255 million (restated as described in Note 2.1 to the unconsolidated financial statements), related to the book value of such ownership interest as of September 30, 2000. As of September 30, 2003, the Company’s ownership interest in Atco amounted to 26.8% and other TESA’s subsidiaries control the remaining 73.2%.

As of the issuance date of these financial statements, Atco owns, directly and indirectly, approximately 100% of the capital stock of: a) Televisión Federal S.A. – TELEFE (“Telefé”), owner and operator of Channel 11 of Buenos Aires, a broadcast television station, b) LS4 Radio Continental S.A., a radio station and c) broadcast television companies in the interior of Argentina, in the cities of Salta, Córdoba, Neuquén, Tucumán, Rosario, Santa Fe, Bahía Blanca and Mar del Plata.

The installation and operation of broadcast TV stations in Argentina is governed by the Broadcasting Law No. 22,285 and other regulations. Broadcast TV companies in Argentina have to obtain a license from the Comfer (Federal Committee that regulates broadcasters) to be able to broadcast the

(English translation of the financial statements originally issued in Spanish, except for note 13.

to the unconsolidated financial statements)

programming signal. Telefé holds a license to operate Channel 11 of Buenos Aires, which will expire in January 2005. In addition, the broadcast television companies in the interior of Argentina hold licenses, most of which were renewed in 1998 or formalities to extend such 10-year term are underway.

c)	AC

In December 1998, Shosa acquired its ownership interest in AC. On December 15, 2000, Shosa reimbursed irrevocable capital contributions to the Company, through the delivery of its ownership interest in AC, which was valued at 7,910 pesos (restated as described in Note 2.1. to the unconsolidated financial statements) related to the book value of such ownership interest as of September 30, 2000. As of September 30, 2003, the Company’s ownership interest in AC amounted to 26.8% and other TESA’s subsidiaries control the remaining 73.2%. As of September 30, 2002, AC held indirect equity interest in licensed broadcast television companies in Buenos Aires and other cities of the interior of Argentina through Prime Argentina S.A. (Holdings) (“Prime”). On July 4, 2002, AC and Hannover Nominees Ltd. (together the Prime’s shareholders) sold their ownership interest in Prime for an amount of US$12 million to Grupo H.F.S. Media S.A. Consequently, the Company does not longer have its indirect ownership interest in the licensed broadcast television companies through AC as from the above mentioned date. On the basis of financial information furnished by AC as of September 30, 2003, such transaction does not modify the recoverable value of the Company’s investment in AC. Consequently, the Company has maintained its investment in AC valued at nil (see Note 2.3.c) to the unconsolidated financial statements).

d)	Other investments

On October 24, 2002, the Company acquired one common share of $1 nominal value of Vigil Corp S.A., for an amount of $1. Additionally, on the same date, the Company acquired one common share of $1 nominal value of Telefónica Media Argentina S.A., for an amount of $1. These acquisitions represent less than 1% of the capital stock of such companies. See Note 2.3.c) to the unconsolidated financial statements).

6.	OUTSTANDING BALANCES AND TRANSACTIONS WITH SECTION 33 LSC COMPANIES AND RELATED PARTIES

a)	The transactions made with Section 33 LSC companies and related parties during the nine-month periods ended September 30, 2003 and 2002 (restated as described in Note 2.1. to the unconsolidated financial statements in millions of Argentine pesos), are as follows:

	Income (loss)
Company	Interest (4)		Other income relating to equity interests in Section 33 LSC companies and related parties, net
	2003	2002	2003		2002
TESA Arg. (1)	—	—	33	(3)	46	(3)
TISA (2)	(128)	(153)	—		—
Telefónica (2)	—	1	—		—

	(128)	(152)	33		46

(1)	See Note 6.c.(i) to the unconsolidated financial statements.
(2)	See Note 6.c.(ii) to the unconsolidated financial statements.
(3)	Net of turnover tax.
(4)	Net of inflation effects.

b)	During the nine-month periods ended September 30, 2003 and 2002, the Company did not collect any dividends from its investments in Section 33 LSC companies and related parties.

(English translation of the financial statements originally issued in Spanish, except for note 13.

to the unconsolidated financial statements)

c)	Additionally to the transactions mentioned in Notes 1. and 8. to the unconsolidated financial statements, the other related party transactions are the following:

(i)	On April 24, 1997, the Company signed an agreement with TESA Arg. pursuant to which the Company committed to the compliance of obligations, of which the main effective are: i) to hold shares that allow it to control directly or indirectly at least 30% of Cointel’s capital stock, and hold a direct and indirect equity interest not lower than 20%, ii) not to acquire directly or indirectly, Cointel’s common shares that would result in a total shareholding in excess of 50% of Cointel’s capital stock and votes and iii) to provide, at TESA Arg.’s request, economic and financial advisory services (obtaining and investing funds, assistance in analyzing investment projects, among others). The amount to be paid by TESA Arg. to the Company for such services equals one half of the management fee received by TESA Arg. from Telefónica after deducting taxes and certain expenses, and will be in effect so long as the Telefónica management contract is in effect. The Company’s compensation for compliance with its obligations is indivisible and not fractionable and it cannot be reduced due to lack of compliance with any of its obligations because of reasons external to the Company. The Telefónica management contract with TESA provided for an annual management fee, which was calculated at 9% of Telefónica’s “gross margin” as defined in such agreement, through April 30, 2003. On such date, if TESA agrees to renew such contract, at its sole discretion, for an additional five-year period, the annual management fee of TESA Arg. would be between 1.5% and 5.0%. On July 30, 2003, Telefónica entered into a Supplement to the Management Agreement with TESA, which had been in force as of that date pursuant to successive extensions and in conformity with the clauses of the original agreement, pursuant to which the management fee as from May 1, 2003 was agreed upon in 4% of the gross margin, as already described. During the nine-month periods ended September 30, 2003 and 2002, the Company did not receive any financial advice request and performed its duties contained in such agreement for which it is entitled to receive the relevant fees, which amounted to 33 million and 46 million for such periods, respectively, and were included in “Other income relating to equity interests in Section 33 of the LSC companies and related parties, net “ in the statements of operations. As of the date of issuance of these financial statements, TESA Arg. has not requested any further services. If any such request is made by TESA Arg., the Company will use the terms set forth in the agreement for adopting the necessary actions so as to have optimum operating resources available for satisfying future specific requests in the most efficient manner. The related receivables, which amount to 26 million and 29 million as of September 30, 2003 and December 31, 2002, respectively, are included as “Other receivables - Receivables from Section 33 of the LSC companies and related parties - TESA Arg.” in the balance sheets as of September 30, 2003 and December 31, 2002, respectively.

(ii)	On February 12, 2001, the Company received a loan from TISA in the amount of US$530.1 million, which accrued interest at LIBOR plus a 2.25% per annum (“the differential”) for a term of one month, renewable automatically on a monthly basis unless the parties notify in writing, at least three days before due date, that they do not intend to renew the agreement. TISA is entitled to modify the differential provided it notifies the Company of this decision at least three business days before the end of each interest period. Subsequently, on February 14, 2001, the Company made early partial repayment to TISA of this loan for an amount of US$37.9 million. On January 11, 2002, the Company and TISA entered an amendment to the loan agreement whereby the differential was increased to 7% per annum and which provided for interest capitalization. The funds loaned by TISA and TESA were used to partially repurchase the Company Negotiable obligations, as described in Note 11. to the unconsolidated financial statements and the repayment of the interest accrued and outstanding as of such repurchase dates.

According to the above mentioned, as of September 30, 2003 the balance of the principal related to TISA´s loan, after the interest capitalization mentioned above, amounted to US$569 million (equivalent to 1,659 million as of September 30, 2003). As of September 30, 2003 the accrued non capitalized interests are US$ 1.8 million (equivalent to 5 million as of September 30, 2003). In obtaining the above mentioned loan, the Company has assumed certain commitments, mainly involving limitations on the sale of assets, limitations on liens of certain assets, limitations on the Company or any of its affiliates becoming a party in merger or spin-off operations, with certain exceptions. In addition, the loan shall forthwith become due and payable: 1) upon the Company defaulting on any of the commitments assumed under the loan agreement, 2) in the event of any change in the Company’s controlling shareholder, 3) if the Company or its affiliates are unable to comply with their obligations, 4) changes in the Company’s main business activity, 5) if the Company or any of its affiliates lose the government licenses obtained and 6) if there are changes in the Company’s equity, economic and financial situation that due to their adverse nature may affect the Company’s ability to comply with the obligations assumed in the agreement or if there are restrictions that may limit the ability of the Company to repay its debts.

(English translation of the financial statements originally issued in Spanish, except for note 13.

to the unconsolidated financial statements)

Additionally, during the January-March 2002 quarter, the Company received loans from Telefónica for US$5.8 million (“the Dollar loans”) and 4.6 million (at historical values) (“the Peso Loans”). On April 15, 2002, Telefónica assigned to TESA Arg. the Peso Loans in the amount of 4.7 million (at historical values) which were due and payable, together with interest accrued as of such date. Furthermore, on such date TESA Arg. and the Company agreed to offset a portion of the amount owed by TESA Arg. in connection with the agreement described in this Note against the Peso Loans owed by the Company to TESA Arg. for a total amount of 4.7 million (at historical values). On April 26, 2002, the Company entered into an assignment agreement with Telefónica and TISA pursuant to which Telefónica assigned to TISA the Dollar Loans in the amount of US$5.8 million, which includes principal amount and accrued interest as of April 26, 2002. As of September 30, 2003, the book value of such loan amount to US$6.6 million (equivalent to 19 million as of September 30, 2003), corresponding to principal amount plus accrued interests as of that date.

In relation to the loans mentioned above, the creditor has advised the Company that until March 20, 2004: (i) the effects of the Public Emergency and Currency Exchange System Reform implemented in Argentina by Decree No. 1,570/01, Law No. 25,561, as supplemented and amended, in force shall not be considered by the creditor as an event of default; and (ii) the creditor shall not consider that, until such date, an acceleration event has been verified under the agreements with TISA. Additionally, some of the loan agreements in effect include acceleration events in case certain judicial or extra-judicial proceedings are filed for amounts in excess of certain net equity percentages of the Company or relevant affiliate. The Company obtained a waiver in connection with those proceedings as of the date of issuance of these financial statements, covering at least the current terms of those loans.

As of September 30, 2003, the Company’s current assets are lower than current liabilities for an amount of 1,663 million, the latter including approximately 99% (1,683 million) of debt owed to the Company’s controlling company.

Additionally, the Company is evaluating Cointel’s financing needs considering the Argentine economic situation and the current difficulties to have access to credit and will make its best efforts to provide Cointel with such financing, directly or indirectly, subject to the Company’s own fund availability, which depends on the evolution of the issues affecting the Company’s financial situation. See Notes 2.3.c) and 4. to the unconsolidated financial statements.

The Company has prepared its financing projections and plans expecting to cover future fund needs to face short-term debt mainly with funds generated by operations plus if possible depending on the evolution of current economic situation and measures, bank loans and access to capital markets; or otherwise, requesting for long-term refinancing of its payables.

However, owing to the macroeconomic situation described in Note 4. to the unconsolidated financial statements, as of the date of issuance of these financial statements, third parties’ credit lines are not available in amounts sufficient to enable the Company, together with internally generated funds, to meet current debt obligations. Furthermore, it is not possible to determine whether this situation will evolve favorably in the short term.

On the other hand, TESA has advised the Company that, as of the date of issuance of these financial statements, it is still evaluating the Argentine macroeconomic context and analyzing financing alternatives for the Company, including the possibility or not of arranging a long-term refinancing of the current loans of its controlled company TISA with the Company and, if necessary, providing additional financing.

Consequently, the Company’s ability to meet its short-term liabilities will depend on TISA continued refinancing of the loans granted to the Company, or the obtainment of other financing from related or unrelated parties, which to date is not available in sufficient amounts.

Should no financing alternatives be available for the Company or should the Company not succeed in obtaining refinancing, the Company would not have sufficient funds available to meet its current liabilities payable.

Although the Company will continue to make its best effort to obtain such financing, as of the date of issuance of these financial statements, it is not possible to assure what the result of such negotiations will be, or consequently, whether the Company will be able to settle its current liabilities in the normal course of business and maintain its normal operations.

(English translation of the financial statements originally issued in Spanish, except for note 13.

to the unconsolidated financial statements)

7.	COMMITMENTS AND CONTINGENCIES

7.1.	Distribution of accumulated income restriction

In accordance with the LSC, the Company’s bylaws and General Resolution No. 368/01 of the CNV, 5% of the year’s net income must be appropriated to a legal reserve, previous absorption of accumulated losses until such reserve equals 20% of adjusted capital stock.

As of September 30, 2003, the Company carries accumulated losses in the amount of 1,850 million that includes a net income for the nine-month period then ended in the amount of 334 million. As provided for by section 71 of LSC, should there be net income at the end of the fiscal year ending December 31, 2003, earnings cannot be distributed until prior-years accumulated losses are absorbed.

7.2.	Other restrictions

a)	Through Cointel, the Company is a member of the Main Core of the Telefónica awardee Consortium. As of September 30, 2003, the Company holds a direct 50.0% interest in Cointel’s common stock. Decree No. 62/90 of the NEP, as amended, provides that Regulatory Authorities must approve in advance any transfer of the Company’s 20% interest in the Main Core of Cointel (the same requirement applies to the 10% interest of TISA in Cointel). Cointel’s common shareholders existing as of the takeover of Entel, as a group, may not reduce their total holding to less than 51.0% of the total capital stock (Class “A” shares) with voting rights of Telefónica without first obtaining approval from the regulatory authority.

b)	The Company has requested approval of certain transactions from the Comfer, including the acquisition of an equity interest in Cablevisión, among others. The Company expects that such approval will be obtained in due course.

c)	With respect to the commitments and guarantees related to the issuance of negotiable obligations and other payables, see Notes 6.c.(ii) and 11. to the unconsolidated financial statements.

7.3.	Guarantees granted

In connection with the disposing of companies in which the Company maintained ownership interests during the years ended December 31, 1996 to 2001, the Company has agreed to indemnify the purchasers for any omitted liability at time of sale subject to the amounts and terms specified in each contract. As of September 30, 2003, the Company does not know of any circumstance that could generate future losses and consequently, that should be booked as of such date.

7.4.	Litigation

As of September 30, 2003, the Company is not party to any legal proceedings initiated against it whose results might materially affect the Company’s financial condition or the results of its operations and, consequently, should be booked as of September 30, 2003.

(English translation of the financial statements originally issued in Spanish, except for note 13.

to the unconsolidated financial statements)

8.	CAPITAL STOCK

8.1.	As of September 30, 2003 the Company’s capital stock, after the voluntary capital stock reduction mentioned in section 8.2. of this note, which has been approved by the CNV´s Resolution No. 14,060 and registration in the Public Registry of Commerce, as of the date of issuance of these financial statements, is pending, was comprised of:

	Subscribed and paid in (historical value)
Common shares, face value $1:
Class “A” shares (five votes per share)	30,427,328
Class “B” shares (one vote per share)	374,302,032

Capital Stock authorized for public offer	404,729,360	(1)

(1)	Should the situation of negative shareholders’ equity remain unchanged beyond December 10, 2003, the Buenos Aires Stock Exchange will have to solve about the Company’s authorization to make public offering of its shares, according to clause d) of section 42 of quotation regulations of such entity.

As a consequence of the transactions described in Note 1. to the unconsolidated financial statements and section 8.2. of this note, as of September 30, 2003, the principal shareholder of the Company is TISA, which owns 99.96% of the Company’s capital stock.

8.2.	On January 18, 2001, the Company’s General and Special Shareholders’ Meeting approved (subject to the authorization of the Buenos Aires Stock Exchange) a voluntary capital stock reduction proposed by the Company’s Board of Directors at their meetings held on December 15, 2000, and January 10, 2001, through the redemption of 95,270,640 Common Class “B” shares of the Company of 1 nominal value each. In consideration for the number of shares delivered, the shareholders, present in the redemption, would receive a proportional interest in the Promissory Note mentioned in Note 1. to the unconsolidated financial statements. The redemption technical accounting value would amount to about US$4.15 per share plus interest accrued on the face value of the Promissory Note, calculated from December 15, 2000, through the day immediately preceding the beginning date of the exercise share redemption period, December 11, 2001 (the “Cutoff Date”) divided by the maximum number of shares to be repurchased, in this case, 95,270,640 shares. Additionally, the General and Special Shareholders’ Meeting of the Company delegated in the Company’s Board of Directors the calculation of the final technical accounting value per share as of the Cutoff Date under a formula approved by such Shareholders’ Meeting. The Company’s voluntary capital stock reduction was subject to the approval by the Buenos Aires Stock Exchange, as a precedent condition, and therefore, would not be effective until such approval was obtained. On July 20, 2001, the CNV advised to the Company that, in order to continue the process of the voluntary capital stock reduction, the Company would have to obtain a new consent from the noteholders, which was obtained on November 12, 2001, as described in Note 11. to the unconsolidated financial statements.

On the other hand, the General and Special Shareholders’ Meeting of November 2, 2001, at the adjournment of November 15, 2001, ratified the terms of the capital stock reduction approved on January 18, 2001, with certain amendments.

On December 6, 2001, the Company’s Board of Directors decided that the Cutoff Date for establishing the redemption technical accounting value for the Company’s shares would be December 11, 2001, and determined the redemption technical accounting value at US$4.486 per share. Furthermore, the Company’s Board of Directors determined that on December 21, 2001, the period for participating in the Company’s voluntary capital reduction would end. The only shareholder taking part in such reduction was ACH, who participated with all its shares, 95,270,640 Common Class “B” shares (“the Shares”).

The final amount of the reduction was allocated to proportionately reduce the capital stock and each shareholders’ equity account by 19.05% and the difference between the book value of 19.05% of the Company’s capital stock (calculated on the basis of the Company’s shareholders´ equity as of September 30, 2001, after deducting irrevocable capital contributions of 2 million (at historical value)) and the redemption value of such shares (calculated on the basis of a value of US$4.486 per share) was allocated to reduce the balance of the reserve for future dividends account until the balance was exhausted and the remaining amount to unappropriated earnings.

(English translation of the financial statements originally issued in Spanish, except for note 13.

to the unconsolidated financial statements)

On December 7, 2001, the CNV informed the Company its decision to partially cancel the public bidding authorization granted to the Company for an amount of $95,270,640 (historical value), being $404,729,360 (historical value) the outstanding capital stock authorized for such bidding. Furthermore, as of such date, the Buenos Aires Stock Exchange granted its final approval to the voluntary capital stock reduction. To facilitate the transfer of the Shares to the Company and the Promissory Note to ACH; the Company, BBVA Banco Francés S.A. (acting as withholding and reporting agent) and ACH entered into an agreement on December 27, 2001 whereby (i) the Company delivered the Promissory Note and amendments to BBVA Banco Francés S.A., (ii) BBVA Banco Francés S.A. had to deliver the Shares to the Company in the following business exchange day; and (iii) BBVA Banco Francés S.A. had to transfer to ACH the Promissory Note once the transfer of the Shares to the Company has been recorded on the book entry system of Caja de Valores S.A. On December 31, 2001, the Shares were effectively registered under the Company’s name and, consequently, BBVA Banco Francés S.A. delivered the Promissory Note and amendments to ACH.

On January 11, 2002, the Company’s Board of Directors decided to make available all necessary mechanisms for the effective cancellation of the shares received from ACH. As of the date of issuance of these financial statements the registration of the voluntary capital stock reduction with the Public Registry of Commerce is pending.

On May 28, 2001, the NEP issued Decree No. 677/01 under which TISA may declare its will to acquire all of the Company’s capital stock owned by third parties. Likewise, any minority shareholder may demand that TISA make a purchase offer to the Company’s minority shareholders, in which case, the controlling shareholder could make an acquisition statement of the Company’s capital stock owned by third parties. Should any of the above transactions be conducted, once the acquisition has been completed and the procedure established has been met, the Company would be automatically delisted from the share public trading and listing system, through the fulfillment of certain formalities provided by the decree.

On the other hand, on April 5, 2001, the Company filed an application with the Buenos Aires Stock Exchange for preliminary authorization of the delisting of its shares. However, prior to the conclusion of such procedure, on July 9, 2002, TISA initiated the related procedure with the CNV in order to make the acquisition statement of the Company’s capital stock owned by third parties, according to the provisions of Decree No. 677/01 and general resolutions issued in connection with such decree. In view of a court action filed by a minority shareholder alleging the unconstitutionality of the residual participation regime, the National First Instance Court in Commercial Matters No. 26 of the City of Buenos Aires decided to declare the suspension of the proceedings, and ordered the inapplicability of the referred decree to the prosecuting minority shareholder until the case is finally adjudged. The Company has answered the court action and requested its dismissal, claiming that the prerequisites for filing the action and declaring the unconstitutionality of Decree No. 677/01 have not been met. TISA, in turn, has answered the court action in the same way. As of the date of issuance of these financial statements, the Company is still awaiting a determination of the issue.

9.	NEGATIVE SHAREHOLDERS’ EQUITY

As of September 30, 2003, the Company carries accumulated losses amounting to 1,850 million and negative shareholders’ equity amounting to 695 million. Due to such situation, the Company is under the conditions for dissolution due to the loss of its capital stock set forth in item 5 of Section 94 of the LSC. However, Decree No. 1,269/02 dated July 16, 2002 suspended the enforcement of item 5 of Section 94 of the LSC until December 10, 2003 (see Notes 4. and 6.c.(ii) to the unconsolidated financial statements). The Company cannot provide any assurance that, should the situation of negative shareholders’ equity remain unchanged beyond the above mentioned date, its shareholders would decide to recapitalize it nor that the Company, consequently, would be able to maintain the ordinary development of its operations.

On April 10, 2002, the Company’s General Shareholders’ Meeting approved a resolution requiring that 5%, or 179,210 pesos, of the December 31, 2001, year-end realized earnings be set aside into the legal reserve. However, since the Company carried during 2002 accumulated losses exceeding such amount, the Company’s Board had decided not to create such legal reserve. Such decision was approved by the Company’s General Ordinary and Special Shareholders’ Meeting of April 22, 2003.

(English translation of the financial statements originally issued in Spanish, except for note 13.

to the unconsolidated financial statements)

10.	AUDIT COMMITTEE

The Company’s Board, during its December 17, 2002 meeting, created an Audit and Control Commission whose mandate is to promote and support the development of Good Corporate Governance actions. This transitional two-member commission will be superseded by an Audit Committee to be created by the Company in accordance with the requirements and provisions of Decree No. 677/01.

On April 22, 2003, the Company’s General Ordinary and Special Shareholders’ Meeting approved the inclusion of Section 10 bis in the Company’s by-laws. This Section instructs that the Audit Committee’s primary function shall be to assist the Board of Directors in its internal control duties. In addition, it instructs that the Audit Committee shall abide by the provisions set forth by the Public Transparency Rules approved by Decree No. 677/01, Resolution No. 400/02 of CNV and any other applicable rules. On July 11, 2003, the modification on the Company´s by-laws was registered with the Justice General Inspection (“IGJ”).

On May 28, 2003, the Company communicated the authorities about the Audit Committee: i) the structure definition and the minimum conditions to qualify as a member thereof; ii) the planning of the main tasks to be performed and the necessary means for proper functioning, and iii) the training plan for its members. In that sense, the Company’s Board of Directors stated that the referred Committee shall be formed by three or more members of the Board of Directors, all of which shall be independent directors in accordance with the conditions determined by the CNV. The Audit Committee shall be elected by the Board of Directors by proposal of the Board’s President, and have the duties designated by applicable rules and regulations and specially those assigned by the Shareholders’ Meeting or the Board of Directors, which will be registered into its Internal Regulation. The Audit Committee shall be empowered to establish its own Internal Regulation, which shall be subsequently reported to the Board.

11.	ISSUANCE OF NEGOTIABLE OBLIGATIONS NOT CONVERTIBLE INTO SHARES

The General and Special Shareholders´ Meetings held on April 28, 1995 and December 27, 1996, respectively, and the General and Special Shareholders’ Meetings held on June 30, 1998, December 4, 1998, and April 29, 1999 approved the issuance of Negotiable obligations not convertible into shares, for a total amount of up to US$500 million and US$400 million, respectively, and empowered the Board of Directors to determine the terms and conditions, including the issuance date, price, interest rate and place and terms of payment. On November 2, 2001, the General and Special Shareholders´ Meeting approved the cancellation of the US$400 million program of Negotiable obligations. Additionally, such meeting, during its adjournment of November 15, 2001, approved the partial cancellation in the amount of US$482.9 million of the US$500 million Negotiable obligations program.

On February 24, 1997, the Company issued three series of Negotiable obligations for a total face value of US$325 million and 175 million, which have been partially and totally repurchased and/or repaid during the years 2001 and 2002 as described in this note, under the US$500 million program, on the following terms:

US$500 million program (1)
Principal amount (in millions)	Principal amount repayment	Interest rate %	Payment of interest	Situation as of September 30, 2003
Series A US$100	February 2002	8.50	February and August of each year	Totally repaid (2)
Series B US$225	February 2007	9.75	February and August of each year	Partially repaid (2)
Series C $175	February 2007	11.25	February and August of each year	Totally repaid (2)

(1)	It was partially cancelled up to the amount of US$17.1 million as approved by the General and Special Shareholders’ Meeting held on November 2, 2001, at its adjournment of November 15, 2001.
(2)	As a consequence of the repurchases and repayments of Negotiable obligations made during the years 2001 and 2002 described in this note, the balance of the Negotiable Obligations for US$500 million as of September 30, 2003, amounts to US$7.6 million, which corresponds to Series B.

(English translation of the financial statements originally issued in Spanish, except for note 13.

to the unconsolidated financial statements)

The creation of these Programs and the Public Offerings of Negotiable Obligations were authorized by the CNV. The net proceeds from the issuance of the Negotiable obligations were used to refinance bank borrowings.

As a consequence of the transfer of the Company’s shares to TESA, as explained in Note 1. to the unconsolidated financial statements, that materialized a “Change of Control” as defined in the Negotiable obligations issuance terms and conditions; and as provided in such terms and conditions, the Company has granted to the noteholders the right to request the Company to repurchase their Negotiable obligations at a purchase price in cash equal to 101% of the principal amount thereof plus accrued and unpaid interest through February 14, 2001 (“the Repurchase Date”). Therefore, on the Repurchase Date and in March 2001, the Company repurchased part of such Negotiable obligations for a face value of 174.7 million and US$290.2 million, and having paid 176.5 million (historical value) and US$293.0 million plus interest and applicable taxes. The funds required to repurchase the bonds were obtained through a loan from TISA in the amount of US$530.1 million. See Note 6.c)(ii) to the unconsolidated financial statements. Additionally, in August 2001, the Company decided to accept an offer to repurchase the balance of Series C, whose face value amounted to 0.3 million.

On July 20, 2001, the CNV advised to the Company that, in order to continue the process of the voluntary capital stock reduction described in Note 8.2. to the unconsolidated financial statements, the Company would have to obtain a new consent from the noteholders. On October 12, 2001, the Company’s Board of Directors resolved to repurchase Series A and B negotiable obligations from its noteholders (“the Purchase Offer”), at a purchase price, in cash, equivalent to 100% of the principal amount (“the Repurchase Price”) plus interest accrued and unpaid through the day immediately preceding to the repurchase date (“the Second Repurchase Date”). As a result of the Purchase Offer on November 13 and December 5, 2001, the Company repurchased Negotiable Obligations for a face value of US$20.3 million plus interest accrued and related taxes. The funds required to repurchase negotiable obligations were partially obtained through a loan from TESA in the amount of US$11 million.

On February 12, 2002, the Company cancelled the balance of the principal of Negotiable Obligations Series A, which amounted to US$7.0 million and interest accrued as of such date.

After the repurchases and repayments mentioned above, the Company has cancelled and repurchased approximately 98.5% of the Negotiable Obligations for a face value of 175 million and US$317.4 million. In connection with the above-described issuance, the Company has assumed certain commitments usually undertaken in transactions of this kind. The Prospectus related to the issuance of Negotiable obligations gives detailed information of the condition of issuance, which have been modified and/or eliminated according to the authorizations obtained from the Special Noteholders’ Meeting held on November 12, 2001. The main effective commitments as of the issuance date of these financial statements, are among others: limitation on liens with certain exceptions, filings of financial statements and other communications and reports and maintenance of all government authorizations and approvals (see Note 6.c.(ii) to the unconsolidated financial statements).

On April 8, 2002, the Buenos Aires Stock Exchange notified the Company about cancellation of the authorization to list Series C and partial cancellation of Series B, as requested by the Company, restricting the listing authorization to the amount of US$7.6 million.

As of the issuance date of these financial statements, the Company has complied with all the commitments derived from the issuance of Negotiable Obligations and its amendments.

12.	CORPORATE BOOKS

On February 12, 2003, the Company complied with a subpoena issued by a Federal Court (Juzgado Nacional de Primera Instancia en lo Criminal de Instrucción N° 22), related to the claim No. 78,241/2002, requiring the filing with the court of its corporate books for periods on or after July 1999. Because the Company is not party and has not been advised of the nature of the action, in opinion of the Company’s Management the court order is connected with a procedural requirement and will not have any effect on the Company’s financial condition or results.

(English translation of the financial statements originally issued in Spanish, except for note 13.

to the unconsolidated financial statements)

As the above mentioned corporate books were held by the Federal Court, the Company had new books rubricated as from October 9, 2003.

13.	ENGLISH TRANSLATION AND ACCOUNTING PRINCIPLES APPLIED

The Company´s financial statements have been translated into English for the convenience of readers in the United States of America.

In addition, these financial statements are presented on the basis of Argentina GAAP approved by the CPCECABA, as adopted by the CNV. Certain accounting practices applied by the Company do not conform with generally accepted accounting principles in the United States of America (US GAAP).

(English translation of the financial statements originally issued in Spanish, except for note 13.

to the unconsolidated financial statements)

EXHIBIT C

1 OF 2

TELEFONICA HOLDING DE ARGENTINA S.A.

FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2003 AND DECEMBER 31, 2002 (1)

INVESTMENTS IN SHARES, BONDS ISSUED IN SERIES AND HOLDINGS IN OTHER COMPANIES

(stated in millions of Argentine pesos, restated as described in Note 2.1. to the unconsolidated financial statements)

	2003						2002
Issuer	Class	Face value	Amount	Inflation adjusted cost	Value by equity method	Book value	Book Value
NONCURRENT INVESTMENTS (2)
Investments valued by the equity method:
Cointel – shares	Common Class “A”	0.1	2,245,384,140
	Common Class “B”	0.1	407,817,358

		Total investment in Cointel		1,822	450	450	264

Atco – shares	Common	1	82,824,771	255	—	—	—
AC – shares	Common	1	3,600	—	—	—	—

Other investments

Vigil Corp S.A. – shares	Common	1	1	—	—	—	—

Telefónica Media Argentina S.A. - shares	Common	1	1	—	—	—	—

Total noncurrent investments						450	264

(1)	See Notes 2.3. and 2.5. to the unconsolidated financial statements.
(2)	See Notes 2.3.c) and 5. to the unconsolidated financial statements.

(English translation of the financial statements originally issued in Spanish, except for note 13.

to the unconsolidated financial statements)

EXHIBIT C

2 OF 2

TELEFONICA HOLDING DE ARGENTINA S.A.

FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2003 AND DECEMBER 31, 2002 (1)

INVESTMENTS IN SHARES, BONDS ISSUED IN SERIES AND HOLDINGS IN OTHER COMPANIES

(stated in millions of Argentine pesos, restated as described in Note 2.1. to the unconsolidated financial statements) (Contd.)

	Information on the issuer
		Latest financial statements
Issuer	Main business	Date	Common capital stock (2)	Net income	Shareholders’ equity	Total % held of capital
NONCURRENT INVESTMENTS
Cointel	Investments	09-30-03	531	399	945	50.0	% (3)

		Financial statements used for valuation by the equity method
Issuer	Year-end	Closing date	Duration of the period	Auditors’ report date	Scope	Auditors’ report type
NONCURRENT INVESTMENTS
Cointel	12-31	09-30-03	9 months	11-10-03	Limited Review	With findings	(4)

(1)	See Notes 2.3. and 2.5. to the unconsolidated financial statements.
(2)	Corresponds to face value.
(3)	Over common capital stock as of September 30, 2003, preferred capital stock (over which the Company has no ownership interest) amounts to 40 million.
(4)	Includes findings related to the uncertainty of the recoverability of the amount booked of certain noncurrent assets as of September 30, 2003, and Cointel’s and Telefónica’s ability to continue as a going concern and expressing a qualified opinion due to the lack of recognition of the effects of the changes in the currency purchasing power for the period March through September 2003.

(English translation of the financial statements originally issued in Spanish, except for note 13.

to the unconsolidated financial statements)

EXHIBIT E

TELEFONICA HOLDING DE ARGENTINA S.A.

FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2003 AND DECEMBER 31, 2002 (1)

ALLOWANCES AND RESERVES

(stated in millions of Argentine pesos, restated as described in Note 2.1. to the unconsolidated financial statements)

	2003				2002
Account	Balances at beginning of year	Increase for the period/year	Decrease for the period/year (2)	Balances at end of the period	Balances at end of the year
Deducted from noncurrent assets:
For other receivables - deferred tax assets	551	—	(58)	493	551

Total 2003	551	—	(58)	493

Total 2002	169	474	(92)		551

(1)	See Notes 2.3. and 2.5. to the unconsolidated financial statements.
(2)	Net of monetary gain (loss).

(English translation of the financial statements originally issued in Spanish, except for note 13.

to the unconsolidated financial statements)

EXHIBIT G

TELEFONICA HOLDING DE ARGENTINA S.A.

FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2003 AND DECEMBER 31, 2002

FOREIGN CURRENCY ASSETS AND LIABILITIES (1)

	2003			2002
Account	Amount in foreign currency (in millions of US$)	Exchange rate (2)	Book amount (in millions of pesos)	Amount in foreign currency (in millions of US$)	Book amount (in millions of pesos) (3)
Current liabilities
Bank and other financial payables	577	2.92	1,683	546	1,854
Other payables	1	2.92	3	1	3

Total current liabilities	578		1,686	547	1,857

Noncurrent liabilities
Bank and other financial payables	8	2.92	22	8	25

Total non current liabilities	8		22	8	25

Total liabilities	586		1,708	555	1,882

US$: US dollars.

(1)	See Notes 2.3. and 2.5. to the unconsolidated financial statements.
(2)	See Note 4. to the unconsolidated financial statements.
(3)	Amounts restated as described in Note 2.1. to the unconsolidated financial statements.

(English translation of the financial statements originally issued in Spanish, except for note 13.

to the unconsolidated financial statements)

EXHIBIT H

TELEFONICA HOLDING DE ARGENTINA S.A.

FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2003 AND 2002 (1)

INFORMATION REQUIRED BY SECTION 64, SUB SECTION I, POINT B) OF LAW No. 19,550 FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2003 AND 2002

(stated in millions of Argentine pesos, restated as described in Note 2.1. to the unconsolidated financial statements)

	Administrative expenses
Account	2003	2002
Fees for professional services	1	1
Maintenance and office rental	—	2

Total	1	3

(1)	See Notes 2.3. and 2.5. to the unconsolidated financial statements.

Management’s Discussion and Analysis of Financial Condition

and Results of Operations

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(Information not covered by the Independent Public Accountant’s Report)

The following discussion should be read together with the financial statements of Telefónica Holding de Argentina S.A. (“the Company”) as of September 30, 2003. Those financial statements have been prepared in accordance with Argentine generally accepted accounting principles, which differ in certain respects from U.S. generally accepted accounting principles, and have been set forth in constant pesos of September 30, 2003 as described in Note 2.1. to the unconsolidated financial statements.

Multiple Holding Company Structure

The Company is a company primarily engaged, through related companies in the telecommunications business (“Telecommunications Business”) in Argentina.

As of September 30, 2003, the Company conducts its Telecommunications Business through its 50.0% interest in Compañía Internacional de Telecomunicaciones S.A. (“Cointel”) (see Note 5.a) to the unconsolidated financial statements), which controls the outstanding capital stock of Telefónica de Argentina S.A. (“Telefónica”) through its ownership interest in 100% of Telefónica’s Class “A” shares (see Notes 4. to the consolidated financial statements and 7.2.a) to the unconsolidated financial statements) and 40.2 million Class “B” shares of Telefónica which represents approximately 62.5% and 2.3%, respectively, of Telefónica’s outstanding capital stock.

Additionally, the Company holds a 26.8% ownership interest in Atlántida Comunicaciones S.A. (“Atco”) (see Note 5.b) to the unconsolidated financial statements). Atco is a holding company with a direct and indirect interest in broadcast television companies and in radio stations. Likewise, the Company holds a 26.8% ownership interest in AC Inversora S.A. (“AC”). AC is a holding company, which until July 4, 2002, had indirect interest in broadcast television companies (see Note 5.c) to the unconsolidated financial statements).

The Company looks to TESA’s global media affiliate, Telefónica Media S.A., to set the business strategy for Atco and AC. The Company considers Atco and AC to be passive investments.

As of September 30, 2003, as a result of several transactions described below in “Agreement between the Company’s Former Principal Shareholders and TESA” and in Note 8.2. to the unconsolidated financial statements, Telefónica Internacional, S.A. (“TISA”)´s equity interest in the Company amounts to 99.96%.

Agreement between the Company’s Former Principal Shareholders and TESA

On April 11, 2000, certain affiliates of Hicks, Muse, Tate & Furst, Inc. (“Hicks Muse”), including HMTF – Argentine Media Investments Ltd. (“HMTF”), República Holdings Ltd. (“República Holdings”) and International Investments Union Ltd. (“IIU”) (“HMTF Affiliates”) and International Equity Investments, Inc. (“IEI”), a Citibank N.A. subsidiary, (together with HMTF Affiliates, the “Former Principal Shareholders” and from now on the “Participating Shareholders”) and TESA (“the Parties”) entered into a Stock Exchange Agreement (the “Stock Exchange Agreement”, and from now on “the Contract”) whereby, after certain precedent conditions were met, on December 15, 2000, the Participating Shareholders transferred to TESA 80.9% of the Company´s capital stock, representing 84.7% of the Company’s total votes, in exchange for TESA common shares issued. On June 29, 2001, TESA informed the Company that on May 8, 2001, it transferred to TISA, TESA´s wholly owned subsidiary, all of TESA´s 80.9% equity interest in the Company. Additionally, as a result of the capital stock reduction described in Note 8.2. to the unconsolidated financial statements, TISA´s equity interest in the Company, increased from 80.9% to 99.96%.

As part of the Contract, and according to the transactions provided therein and in certain related agreements, Shosa, a company previously controlled by the Company, redeemed to the Company irrevocable capital contributions, which included, among other: (a) Shosa’s 26.8% ownership interest in Atco, (b) Shosa’s 26.8% ownership interest in AC and (c) Shosa’s 20% ownership interest in TyC, including the net book value of the related goodwill as of September 30, 2000. On December 15, 2000, the Company transferred to ACH its ownership interest in Shosa, whose main asset as of that date was its ownership interest in Cablevisión S.A. (“Cablevisión”) and its main liabilities were a loan of US$135.9 million made to Shosa by ACH Acquisition Co. (“ACH”), and other liabilities of approximately US$27 million. The Shosa selling price was US$395.3 million, and

2

was collected through a promissory note issued by ACH, maturing on August 31, 2001, or before, if certain conditions contemplated in the loan agreement occurred (the “Promissory Note”). In August and December, 2001, the Company and ACH amended a section of the Promissory Note, extending the maturity date until January 31, 2002 (see Note 8.2. to the unconsolidated financial statements). Additionally, as part of the Contract, and according to the transactions provided therein and in certain related agreements, the Company paid off its financial liabilities except for the amounts payable under the Negotiable Obligations for US$500 million issued on February 24, 1997, under the US$500 million Program (see Note 11. to the unconsolidated financial statements) and sold its ownership interests in related companies and in certain related assets, except for its ownership interests in Cointel, Atco and AC and the agreement described in Note 6.c) (i) to the unconsolidated financial statements.

As of the date of issuance of these financial statements, the Company is not aware of any fact that could have an adverse effect on the Company’s business, financial conditions or results of operations, related with the transactions described previously in this note.

Evolution of the Current Economic Situation in Argentina

In December 2001, an unprecedented institutional, political, economic, financial and social crisis came to a head in Argentina and forced the resignation of its then president, Fernando de la Rúa. After a number of failed attempts, a special assembly of the National Congress appointed Eduardo Duhalde as caretaker president to head a transition government through late 2003.

The crisis gained new heights in early 2002 following a number of economic policy decisions that severely disrupted the rules of the game and agreements as it had been played so far: Argentina in an unilateral way announced the default of its public debt to private creditors and devalued its domestic currency (with an initial exchange rate set by the government at $ 1.40 = US$ 1.00, that after a liberalization of the exchange market plummeted to around $ 4.00 = US$ 1.00 but eventually recouped in levels such as $ 3.00 = US$ 1.00 in recent months). Coupled to the devaluation, the government ordered what was known as an “asymmetric pesification” of the economy where bank deposits ($ 1.40 = US$ 1.00), liabilities ($ 1.00 = US$ 1.00) and the public debt ($ 1.40 = US$ 1.00) were converted into pesos. Public utility rates were converted into pesos and frozen, fixed-term bank deposits were rescheduled (thus being trapped in the so-called “corralón”), restrictions on cash withdrawals (the “corralito”) were maintained, and additional foreign exchange market controls were imposed to further curb free market conditions.

At the same time, economic activity fell to an all-time low and both retail and wholesale prices rocketed despite the damping effect that should have derived from the pesification of financial assets along with a freeze on salaries and public utility rates.

Conditions have stabilized in late 2002 (principally in financial terms and in general economic activity). An announcement that early presidential elections will be held in March 2003 (though subsequently postponed to April 2003) and that a new government will take over in May 2003 had an almost instant soothing effect on the concerns of private economic players as it means that the interregnum of political transition is finally coming to an end. This decision along with certain positive attitudes adopted by the government eased the way for the resumption of talks with the International Monetary Fund (“IMF”) with a view to rescheduling short-term payments due through late 2003 on Argentina’s foreign debt to multilateral credit agencies, the commitments being so large that they could not be expected to be paid out of the country’s liquid Central Bank reserves.

As a result of the negotiations carried out during January 2003, an agreement was reached pursuant to which the maturity of an amount close to US$ 16 billion was extended until August 2003. Later, in September 2003, a new agreement was closed, which is to be in effect for three years. Under this agreement the maturity of a total amount of US$ 21 billion was extended, and certain qualitative targets and broader fiscal/monetary goals were set that will require political governance for approval on the part of the Argentine Congress. Upon signing such agreement with the IMF, the Argentine Government announced its position with respect to the negotiation of the country’s defaulted sovereign debt by offering external creditors an average 75% reduction. However, most of the issues, which resolution is being claimed by international investors, were postponed for the current Kirchner administration.

Relatively brighter expectations and a gradual tightening of foreign exchange controls were the forces behind a stabilization of the Peso-U.S. dollar exchange rate around $ 3.45 = US$ 1.00 since August 2002 (to close at $ 2.915 = US$ 1.00 on September 30, 2003) and simultaneously, a partial replenishment of liquid Central Bank reserves, even though payments of principal and interest by the Government continued to be made to international multilateral lending agencies. Since the beginning of 2003, such restrictions started to be loosened in order to hold back the fall in the U.S. dollar exchange rate at the risk of competitiveness loss. As from May, it will no longer be necessary to obtain the Argentine Central Bank’s consent in order to make principal and interest payments, consequently affecting numerous companies with foreign creditors.

3

There has not been a material impact on the demand for U.S. dollars since these measures have been in force. In addition, the appreciation of the peso continues hand in hand with low positive real interest rates. Stability and the ensuing decrease in the U.S. dollar quotation has fostered investments denominated in pesos, such as fixed term deposits, Central Bank Bills (LEBAC) or stock investments, gradually reducing interest rates, which currently stand at approximately 4.0% per annum for 30 to 60 day terms, having reached 78.0% per annum in July, 2002.

This stability also managed to rein in domestic prices, both on the retail and wholesale fronts in the last nine-month period. Over the past fiscal year (retail prices: +41.00% and wholesale prices: +118.00%), inflation escalated at a lower than initially anticipated pace, a fact that would seem all the more surprising when contrasted with a 237% depreciation of the peso relative to the U.S. dollar in that period. This unexpected performance was the result of a virtual freeze on wages, a very high rate of unemployment and underemployment that severely impacted on domestic demand that, in addition to the freeze on public utility rates, kept retail prices from climbing higher. In the nine-month period ended September 30, 2003, the Argentine peso accumulated a 13.5% appreciation, with the exchange range at $ 2.9 = US$ 1.00. Retail prices (as measured by the Consumer Price Index, “CPI”) accumulated +2.6%, while wholesale prices (as measured by the Wholesale Price Index) accumulated a decrease of 1.4%.

Looking at economic activity as a whole, certain signs observed in the second quarter of 2002 might seem to suggest a slowdown in recession and even a gradual reversal of the sectors indicators. No claim can as yet be assertively made that recovery is on the firm, even though a strong reshuffle in relative prices and the improved competitiveness of Argentina’s goods following the devaluation of its currency communicate their beneficial effects to exporters and businesses engaged in producing substitutes for lightweight imports. This is particularly evident in the behavior of the manufacturing industry, construction, sectors related to primary and agribusiness exports and partly in the tourism services, whereas the remaining supply of services seems to have stabilized in the last months. This trend towards the improvement of the activity continues during July-September, although there were some deceleration signs associated with the electoral period May-June. In the first semester of 2003, there was an actual annual GDP increase of 6.6% a year, after an annual 10.8% contraction at the end of year 2002, which meant one of the most severe recession of the Argentine history.

Exports are not significantly cashing in on the competitive edge provided by a much cheaper peso. In the course of 2002, quantities shrank slightly (-1%) which indicates that, at least in the short term, a devaluation is not the ideal recipe to boost exports if not accompanied by credit lines for production and exports. As regards imports, the process seen in the prior year is now more marked, showing a 54% decrease in the quantities bought. Therefore, the trade account surplus was considerably broader: the amount at year-end was US$ 16.4 billion. During the first nine months of 2003, dynamism in both imports and exports increased gradually even though compared to the period of highest uncertainty of the Argentine crisis.

The reversal of the trade balance (both in terms of assets and non-financial services) together with the foreign default resulted into a surplus-yielding current account balance in 2002 that partly financed the capital outflow from the banking system, especially during the first months of 2002; the rest was financed with a drop in the liquid reserves held in the Central Bank of the Argentine Republic. The capital account showed a major outflow of funds in spite of the restrictions imposed on the foreign exchange market, which were gradually loosened starting in early 2003, basically because during the first months of 2002 the major part of the capital leaving the financial system was used to acquire U.S. dollars. The non-financial private sector met, in the course of the year, some debt maturities and so did the non-financial public sector that met the maturity dates agreed upon with multilateral credit organizations. In the course of the first half of 2003, external accounts have been showing, once again, the general behavior patterns of the most recent quarters, showing a major favorable current account balance, higher than the deficit in the capital account, which results in a net accumulation of liquid reserves in the Central Bank that exceeds, at present, the amount of US$ 13.4 billion.

For the remaining portion of the year, as well as for 2004, the expectation is that economic activities will pick up rhythm at a faster pace as a result of the increase in confidence shown by economic agents and by a stepwise increase in the business environment. The inflation rate would be under control although there is an expectation of higher increases in private salaries and adjustments in public tariffs for the coming quarters. As a result, the pass-through level (i.e., the transfer of the effects of the devaluation to the inflation rate) will continue to increase as the expectation is that the inflation rate will be positive in comparison with the appreciation rate of the Argentine Peso by the end of the year. Employment problems would still be high even though the official measurement of the unemployment rate would decrease as a consequence of including as employed people the heads of households currently benefiting from the aid plan granted by the Government in subsequent measurements.

The perspectives related to the exchange rate are aimed at an appreciation of the Peso with respect to the level it had at the end of 2002. Supply flows related to a trade surplus and to inflow/repatriation of capital will continue to

4

overcompensate the weak demand in the foreign exchange market and the residual flight of capitals. Effective interest rates would have a slightly positive sign, which would put an end to the process of reduction in the volume of loans. Acceptance of deposits would still be aimed at meeting potential bank liquidity needs although there would a possibility of expanding credit to consumer loans.

TAX REFORM:

At the end of 2000, the National Congress and the National Executive Power (“NEP”) (by delegated faculties) passed a tax reform law that introduced, in addition to the above-mentioned changes, the following amendments:

Income Tax

The NEP issued Decree No. 2,242/02 to amend Section 136 of Income Tax Regulations limitatively determining the uncollectibility indexes to be considered by taxpayers in the deduction of bad debts and establishing a regime with lesser requirements for the cases in which the amount is lower than the figure set by the tax authorities for such purposes.

Pursuant to Decree No. 348/03, to be applied to the fiscal years ending as from December 31, 2002 through December 31, 2003, the NEP introduced the actual or apparent cessation of payments on the part of the debtor, as long as the taxpayer evidences out-of-court collection efforts, as an uncollectibility index applicable to loans not covered by the “small amount” definition included in the second paragraph of Section 136 of the Income Tax Regulations.

Pursuant to General Resolution No. 1,457/02, the tax authorities established the figure corresponding to “small amount” loans for the purpose of the second paragraph of Section 136 of the Income Tax Regulations as amended by Decree No. 2,242/02 to be $ 1,500.

The Argentine Congress has recently enacted a reform to the Income Tax Law, not yet signed into effect by the NEP, that modifies aspects related to transfer pricing, accrual of expenses by companies residing in Argentina that benefit related companies residing abroad, “thin capitalization” rules and aspects related to payments of interests to foreign beneficiaries.

There is a preliminary consideration that the above changes shall not have a significant impact on the Company.

Value Added Tax

Law No. 25,360 allows VAT credits generated by depreciable personal or real property acquired after November 1, 2000 to be offset against other taxes, or their reimbursement to be requested, provided that such credits cannot be offset against VAT obligations arising out of business activities during a year, and on condition that the property of reference is still part of the tax payer’s assets.

Under Law No. 25,717, the effectiveness of this provision as relating to tax credits accruing on or after January 1, 2003, has been suspended until December 31, 2003.

Decree No. 493/01 established a 50% reduction of the capital goods VAT rate and at the same time revoked certain exemptions (leasing of commercial real estate property and others).

Decree No. 363/02 amended Law No. 24,760 on “Factura de Crédito” and, effective May 1, 2002, included as a requirement for the computation of the tax credit that the seller, lesser, or service provider should issue the Factura de Crédito, when required to do so, and such invoice should be accepted by the buyer, lessee, or service beneficiary, or replaced by some of the payment methods provided by the same law. AFIP (Argentine Public Revenue Administration) General Resolution No. 1,255, also effective May 1, 2002, regulated the system and established as a requirement for the computation of tax credits in agreed-upon cash payment transactions, payment within 15 calendar days of the earlier of delivery or completion of service or issuance of the invoice, or had a Factura de Crédito been issued, accounting for the receipt of the Factura de Crédito until the last business day of the month following delivery or completion of service.

These regulations were subsequently modified by Decree No. 1002/02 and General Resolution (AFIP) No. 1303 respectively, both of which became effective on July 1, 2002, making the regime optional for companies with annual sales in excess of a certain amount, extending to 30 days the term to accept or replace the Factura de Crédito; clarifying the conditions for claiming fiscal credits, setting at $500 the amount per transaction above in which the emission of a Factura de Crédito is mandatory and eliminating certain formalities, among other changes.

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Tax on bank checking account transactions

Law No. 25,413 (effective as from March 26, 2001) added a tax of up to 0.6% on certain bank checking account debits and credits. The NEP was in charge of setting the conclusive tax rate within the range authorized by Congress. The rate was set at 0.25% by Decree No. 380/2001 as from April 1, 2001, and it was subsequently increased to 0.4% by Decree No. 503, in force as from May 3, 2001. As from that date, 37.5% of this tax may be computed as payment on account of income tax, value-added tax, or tax on minimum presumed income. On July 31, 2001, Law No. 25,453 became effective. This law repealed certain exemptions and authorized this tax to be computed as payment on account of social security contributions (as well as toward the abovementioned taxes). The NEP, through Decree No. 969/01, raised the tax rate to the maximum value allowed by law, and provided that 58% of the tax may be computed as payment on account of other taxes. Both would be effective as from August 1, 2001.

Later, Presidential Decree No. 1,676/01, published in the Official Bulletin on December 20, 2001, reduced the computable tax to 10% effective as of January 1, 2002, and limited its computation as value-added and income tax. Finally, Presidential Decree No. 315/02 published in the Official Bulleting on February 18, 2002, abrogated computation of 10% of this tax as payment on account of the taxes mentioned above.

Law No. 25,722, effective January 8, 2003, extended the application of this tax through December 31, 2004.

The creation of this tax implies an increase in Telefónica’s tax burden; as agreed upon in the Transfer Contract, this increase in tax liabilities may be transferred to the rates. At Telefónica’s request, Resolution No. 72/03 of the Ministry of Economy set forth the methodology to be applied to transfer such tax burden. This resolution authorizes Telefónica, among other organizations, to transfer the increase in the amount paid for this tax as from February 6, 2003 (date of publication in the Official Bulletin) to the regulated services in accordance with the methodology provided.

Social security contributions

As from July 1, 2001, Decree No. 814/01 increased to 16% the social security contributions related to the following subsystems: retirement, family allowance, employment fund, and healthcare organization for retirees and pensioners. Contributions related to the healthcare organizations system were kept at 5%. At the same time, it provided that a percentage of such contributions, which varies depending on the geographic area where the payroll-employee work is performed, be calculated as a VAT credit. The net effect of both measures is zero with respect to the rates effective through December 31, 2001.

Law No. 25,453 raised, as from August 1, 2001, the above rate from 16% to 20% for companies in the commercial and services sector. Likewise, section 80 Law No. 25,565 increased statutorily mandatory contributions to health plans from 5% to 6% and the unified contribution created by Decree No. 814/01 from 16% to 17% or from 20% to 21%, as appropriate, intended for the INSSJP (National Institute of Social Services for Retirees & Death and Disability Pension Beneficiaries).

Decree No. 1,273/01 effective as from July 1, 2002 established the payment of a non-remuneratory monthly amount of $100 for employees covered by collective labor agreements, establishing that such payment is subject to welfare fund and INSSJP deductions and contributions.

By Decree No. 2,641/02, the federal government established a non-wage benefit of $130, payable monthly, in substitution of the amount described above and otherwise identical to it, to be paid between January 1 and February 28, 2003, and a similar one of $150 monthly payment to be made from March 1 through June 30, 2003.

Decree No. 905/03 increased the non-wage allowance referred to above by $200 as from May 1, 2003 and until December 31, 2003.

Decree No. 392/03 stated the increase in the basic remuneration of employees included in the collective bargaining agreements as from July 2003 in the amount of $28 a month during 8 months until the total amount of $224 is reached. Simultaneously, the non-wage allowance set forth by the referred decrees will be reduced until it be fully eliminated. In addition, Decree No. 905/03 is extended until the referred non-wage amount be eliminated, i.e. February 2004.

Once such amounts become part of the salary, they will be subject to withholdings and contributions generally established.

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Law No. 25,723, effective January 17, 2003, introduced changes to certain provisions of the exhibit I of Decree No. 814/01 that are applicable to employer contributions paid on or after February 1, 2003, reducing by 1.5% the available value added tax credit on social security contributions and food vouchers. This change does not apply in geographical areas where the tax credit was over 7% before the amendment.

Following this amendment, value added tax credits are no longer available on contributions made in respect of employees in the Buenos Aires City and Greater Buenos Aires, while those for employees throughout the rest of the province of Buenos Aires and most of Argentina have been reduced by the indicated average, thus increasing net contributions.

Decree No. 746/03, published in the Official Bulletin on April 2, 2003 repealed, effective as from April 1, 2003, Section 52 of Decree No. 1387/01, which authorized, as from a specified date, social security contributions paid in excess of the tax credit set forth by Section 4 of Decree No. 814/01 to be computed as a VAT credit.

Until July 31, 2003, printing industry, radio broadcasting and transportation activities were outside the scope of the above repeal.

Buenos Aires Province turnover tax

Law No. 12,727 of the Province of Buenos Aires increased the turnover tax rate by 30% as from July 1, 2001 for taxpayers who in 2000 paid more than $ 200,000 of such tax. In the case of telephone service, this means raising the rate for such jurisdiction from 3.5% to 4.55%.

The above rate was passed on by Telefónica through the rates applied to customers receiving service in Buenos Aires, under the tax stability rules of the regulatory framework.

The extension of the emergency increase to fiscal year 2002 has been confirmed by the Revenue Bureau for the Province of Buenos Aires.

Tax legislation for 2003 excludes telephone services from the scope of application of this incremental emergency rate but simultaneously increased the tax rate to 4.60%.

Pursuant to Law No. 745, the Government of the City of Buenos Aires, amended, effective as of January 1, 2002, the calculation of the taxable basis for the international telecommunications service, which would be made up by all the compensations to which Telefónica residing in the Argentine Republic is entitled to.

Under the 2003 Tax Code, a tax exemption existing in prior years is no longer available for service exports. In addition, a new rate is payable in connection with control of telecommunications supports and antennas.

Tax on personal assets

Law No. 25.585, published in the Official Bulletin on May 15, 2002 introduced an amendment, to be applied to fiscal year 2002, in the tax on personal assets by establishing that shares and interests in companies governed by Companies Law No. 19,550, owned by individuals or undivided estates residing in Argentina or abroad, or legal entities residing abroad, would be treated for tax purposes as if owned by the company, which would act as a substitute taxpayer.

The law set forth a 0.5% tax rate to be determined on the taxable basis resulting from the equity value of the shares arising from the most recent balance sheet closed as of December 31 of each year.

The law empowers the Company to collect from the owners the amounts paid, withholding or even foreclosing the assets that gave rise to the payment.

Decree No. 998/03 and General Resolution No. 1497 of the Argentine tax authorities regulated the application of the law and established the date and manner of filing the appropriate tax return and effecting payment.

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Critical Accounting Policies

This information summary is based upon the Company’s consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in Argentina with the amendments approved by the CNV. The preparation of financial statements in accordance with generally accepted accounting principles requires the Company’s management to make estimates. Ultimate results could differ from those estimated if the Company’s estimates or assumptions used in those estimates do not actually occur.

The Company believes the following represents its, Cointel’s and Telefónica’s critical accounting policies. The Company’s accounting policies are more fully described in Note 2. to the unconsolidated financial statements and in Notes 2., 12. and 13. to the consolidated financial statements. The most critical accounting policies adopted in preparing the financial statements according to accounting principles generally accepted in Argentina relate to:

•	the effect of the assumption that the Company and Telefónica will continue as a going concern on the valuation and classification of assets and liabilities;

•	the assumption that the Company and Telefónica will not default in the payment of its debt, with regard to the classification of its noncurrent debt;

•	the recoverability of the goodwill generated by the Company’s investment in Cointel, based on the Company’s and Telefónica’s management’s current estimates of future cash flows (see Note 2.3.c) to the unconsolidated financial statements);

•	the appropriateness of depreciable lives for each category of fixed assets.

The Company and Telefónica believes that the accounting estimate related to the establishment of asset depreciable lives is a “critical accounting estimate” because: (1) it requires its management to make assumptions about technology evolution and competitive uses of assets, and (2) the impact of changes in these assumptions could be material to its financial position, as well as to its results of operations. Management’s assumptions about technology and its future development require significant judgment because the timing and impacts of technology advances are difficult to predict;

•	the evaluation of fixed assets and finite life intangibles for impairment whenever indicators of impairment exist.

Generally accepted accounting principles in Argentine require that the recorded value of assets be evaluated for impairment against its recoverable value which for a long lived asset is generally defined as its economic use value.

According to those accounting standards, if an impairment indicator is present, the Company, Cointel and Telefónica must assess whether the carrying amount of the asset is recoverable by estimating the sum of the future cash inflows less the future cash outflows is expected to obtain from the asset, undiscounted and without interest charges. If the carrying amount is greater than the recoverable amount, an impairment charge must be recognized, based on the fair value of the asset. Telefónica uses the expected cash flows method for tariff projections. The Company, Cointel and Telefónica believes that the accounting estimate related to asset impairment is a “critical accounting estimate” because: (1) it requires its management to make assumptions about future revenues and costs over the life of the asset; and (2) the impact of recognizing an impairment could be material to its financial position, as well as its results of operations. Telefónica Management’s assumptions about future revenues require significant judgment because actual revenues have fluctuated in the past and may continue to do so especially due to the pending tariff re-negotiation.

In estimating future revenues, Telefónica mainly uses its internal business forecasts and additionally any current information they may have regarding changes in significant variables affecting such forecasts. Telefónica develops its forecasts based on recent revenue data for existing products and services, planned timing of new products and services, the timing of tariff increases and other industry and macroeconomic factors.

The Company has estimated based on current assumptions that the carrying amount of Telefónica’s and Telinver’s fixed assets of 2,449 million (amount calculated considering the Company’s indirect interest in Telefónica) and tax on minimum presumed income of 24 million (amount calculated considering the Company’s indirect interest in Telefónica) of Telefónica and Telinver as of September 30, 2003 booked under Argentine GAAP are fully recoverable under the provisions for valuation of long-lived assets, which is based on Telefónica’s current estimates of future cash flows within the scope of the Transfer Contract;

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•	the creation of reserves for contingencies in Telefónica assessed as likely by its management, based on its estimates and the opinion of legal counsel (see Note 10. to the consolidated financial statements with respect to unreserved contingencies);

•	the Company’s, Cointel’s and Telefónica’s Management assesses the recoverability of deferred tax assets on the basis of estimates. The recoverability of deferred tax assets ultimately depends on the Company’s, Cointel’s and Telefónica’s ability to generate sufficient taxable income during the periods in which such temporary differences are expected to become deductible. In making their assessment, the Company’s, Cointel’s and Telefónica’s management considers the scheduled reversal of deferred tax liabilities, projected taxable income and tax planning. This assessment is carried out on the basis of a series of internal projections which are updated to reflect most recent operating trends. In accordance with the applicable accounting standards, a deferred tax asset must be recognized when its future deductibility is likely. Therefore, given the uncertainty related to the effect of the final outcome of the tariff renegotiation (see Note 9.1 to the consolidated financial statements), the Company, Cointel and Telefónica have established an allowance against its net balance of deferred tax assets, the recovery of which depends on the generation of future taxable income;

•	the creation of allowances in Telefónica, amounting to 283 million pesos set up mainly to cover a portion of overdue sales receivables that total 304 million pesos as of September 30, 2003, based on Telefónica’s estimations regarding the terms and conditions of their potential future collection; and

•	Telefónica has made certain assumptions with respect to debt obligations, tax credits and accounts receivable with all levels of government in Argentina (federal, provincial and municipal governments and governmental agencies) that they will be honored (giving effect to timing of payment) either through collection or by delivery of alternative instruments, or by set off against taxes owed or future taxes payable. See Notes 2.3. and 13. to the consolidated financial statements. Telefónica has booked and disclosed its holding of Patriotic Bonds at face value, in view that, it shall be recovered in the form of a like-amount tax credit. Telefónica has made its estimate on the assumption that the special conditions under which the bonds were issued will be honored, thereby ensuring their recoverability (see notes 2.2 and 13. to the consolidated financial statements).

The preparation of financial statements in conformity with accounting principles in force in Argentina requires the Company’s Management to consider estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period being reported. Final results may significantly differ from those estimated by the Company’s Management. See Notes 2.2., 4., 9., 12. and 13. to the consolidated financial statements and Note 4. to the unconsolidated financial statements..

The financial statements include the effect derived from regulations in economic and exchange matters known as of the date of issuance of such financial statements. All of Management’s estimates have been prepared taking such effects in consideration. The effects of any additional action that the Argentine Government may undertake in the future will be reported in the financial statements as Management becomes aware of them. See Note 4. to the unconsolidated financial statements.

Modification of Argentine GAAP

Effective December 8, 2000, the Governing Board of FACPCE approved Technical Resolutions (“RTs”) Nos. 16, 17, 18, and 19 introducing changes in professional accounting principles relating to valuation and disclosure. On December 21, 2001, these resolutions were adopted, with certain amendments, by CPCECABA to become mandatory for the preparation of financial statements covering fiscal years beginning after July 1, 2002. In addition, on April 5, 2002, the FACPCE Governing Board issued RT No. 20, “Derivative financial instruments and hedging transactions,” which was subsequently adopted by CPCECABA on October 30, 2002, again with certain amendments. The provisions contained in this resolution are applicable as from January 1, 2003. These new rules were approved, with certain amendments, by the CNV in its Resolution No. 434/03 dated January 14, 2003, to be applied to the preparation of financial statements for years commencing on or after January 1, 2003 with the possibility of applying them in advance. For that reason, the Company’s, Cointel’s and Telefónica’s financial statements have been prepared in accordance with the new Argentine generally accepted accounting principles, approved by the CPCECABA and with the subsequent amendments adopted by the CNV (see Notes 2.1. 2.2., 2.3. and 2.5. to the unconsolidated financial statements).

These changes, as they affect the Company, Cointel and Telefónica, primarily require accounting for (a) certain receivables and payables at the discounted value; (b) derivative instruments valued at their fair value; (c) the mandatory adoption of the deferred tax method for income tax booking purposes; and (d) new disclosure requirements of which the most significant are (i) reporting segments information, (ii) reporting of earnings per share, (iii) presentation of comparative accounting information for interim periods, and (iv) proportional consolidation method in companies having “Joint control” over other companies.

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On February 5, 2003, the FACPCE approved RT No. 21, which replaced RTs No. 4 and 5, and sets forth the information about related party that must be disclosed in financial statements. On February 19, 2003, under Resolution MD 5/2003, the CPCECABA approved RT No. 21 with certain amendments. RT No. 21 will be in effect with respect to fiscal years beginning on or after April 1, 2003, but may be also applied in advance. As of the date of issuance of the Company’s Operating and Financial Review and Prospect, the approval by the CNV of the referred RT was pending.

Financial Periods Covered

Until the fiscal year ended December 31, 2001, and since the Company’s related companies tend to report their financial statements as of the end of required filing terms, the Company valued its interest in such investments under the equity method of accounting, using the financial statements of such companies with a three-month lag with respect to the Company’s financial statements closing date, adjusted for significant events occurred in the three-month lag. As a result of the transactions described above in “Agreement between the Company’s Former Principal Shareholders and TESA”, the Company has sold its interests in such investees, other than its interest in Cointel, Atco and AC, companies indirectly controlled by TESA. In the first quarter of 2002, since the Company is able to obtain Cointel’s financial statements at the date of issuance of its own financial statements, the Company eliminated the three-month lag in computing its participation in Cointel’s equity that existed until 2001. Consequently, the equity interest in Cointel was calculated considering the Company’s equity participation on Cointel’s income for the nine-month periods ended September 30, 2003 and 2002. See Note 2.3.c) to the unconsolidated financial statements.

Comparison of the Company’s Results of Operations for the nine-month periods ended September 30, 2003 and 2002 (Figures stated in millions of pesos and restated as described in Note 2.1 to the unconsolidated financial statements)

All references made below to 2003 and 2002 are to the nine-month periods ended September 30, 2003 and 2002, respectively.

	2003	2002
Equity interests in Section 33 - Law 19,550 companies and related parties	168	(1,395)
Other income relating to Section 33 Law 19,550 companies and related parties, net	33	46
Administrative expenses	(1)	(3)
Financial gains and losses, net	134	(949)
Tax on minimum presumed income	—	(8)

Net income (loss) for the period	334	(2,309)

Equity Interests in Section 33 Law 19,550 companies and related parties

The Company’s equity interests in related parties increased to a gain of 168 million in 2003 from a loss of 1,395 million in 2002, attributable to the Telecommunications Business (see Note 2.3.c) to the unconsolidated financial statements) and include losses of 30 million in 2003 and 2002, respectively, related to the depreciation of the goodwill on its investment in Cointel.

The variation in the Company’s equity in earnings/losses of ownership interests in related parties attributable to the Telecommunications Business to a gain of 168 million in 2003 from a loss of 1,395 million in 2002, was due principally to the changes in Cointel’s and Telefónica’s results for such periods. (See Telecommunications Business and Evolution of the Current Economic Situation in Argentina).

Other income relating to Section 33 Law 19,550 companies and related parties, net

Other income relating to Section 33 Law 19,550 companies and related parties decreased by 13 million in real terms in 2003 as compared to 2002. The only significant income that the Company currently receives is from the agreement with Telefónica S.A. Sucursal Argentina (“TESA Arg.”).

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Administrative Expenses

Administrative expenses include: (i) legal and auditors’ fees, (ii) tax on bank checking account transactions, (iii) miscellaneous administrative expenses. Administrative expenses decreased 2 million in 2003 as compared to 2002.

Financial gains and losses, net

The Company’s financial gains and losses, net, amounted to a gain of 134 million in 2003 and a loss of 949 million in 2002.

The variation in 2003 as compared to 2002 was principally due to: (i) an increase of 1,049 million in financial and holding losses generated by liabilities to a gain of 134 million in 2003 from a loss of 915 million in 2002 mainly due to: (a) the impact of the appreciation of the peso on the net monetary position in foreign currency, which, net of the result from the monetary gain/loss, amounted to a gain of 264 million in 2003 and a loss of 763 million in 2002, due to the effect of the Argentine peso devaluation described in “Evolution of the Current Economic Situation in Argentina”, (b) a decrease in the interest and financial charges on liabilities to 130 million in 2003 from 154 million in 2002, partially off set by, (c) an inflation gain on monetary accounts of 2 million in 2002; and (ii) an increase of 34 million in financial and holding losses generated by assets due mainly to (a) a loss from the exposure to inflation of monetary assets of 36 million in 2002, partially offset by (b) an exchange difference gain of 2 million in 2002 due to the effect of the Argentine peso devaluation described in “Evolution of the Current Economic Situation in Argentina”.

Tax on minimum presumed income

The variation in 2003 as compared to 2002 was principally due to the tax on minimum presumed income charge of 8 million in 2002, mainly corresponding to amounts that had been estimated as recoverable by the Company and therefore capitalized in previous fiscal years. See Note 2.3.f) to the unconsolidated financial statements.

Net income (loss) for the period

As a result of the factors discussed above, the Company had a net gain of 334 million in 2003 and a net loss of 2,309 million in 2002.

Company’s Liquidity and Capital Resources

As of September 30, 2003, the Company’s total liabilities amount to 1,711 million, which consist of 22 million in Negotiable Obligations (including interests accrued as of that date), 1,683 million of payables to Section 33 - Law 19,550 companies and related parties and 6 million in tax liabilities, other payables and short-term accounts payable.

Historically, the Company has funded its capital requirements principally through cash dividends from Cointel, other income relating to Section 33 - Law 19,550 companies and related parties, proceeds from disposing of its ownership interests and other assets, and different kind of borrowings.

The Company’s principal source of cash has traditionally been dividends paid to it by Cointel. Cointel paid to its shareholders an aggregate of 1,452 million (at historical values) in cash and in-kind dividends from January 1, 1994 through December 31, 2001. Cointel did not pay dividends during the nine-month periods ended September 30, 2003 and 2002. Cointel’s principal source of cash revenues is the cash dividends paid to it by Telefónica. Telefónica paid Cointel an aggregate 1,190 million (at historical values) in cash dividends from January 1, 1994 through December 31, 2001. Telefónica did not pay dividends during the nine-month periods ended September 30, 2003 and 2002.

In 1997 the Company began receiving income under the agreement with TESA Arg. mentioned in Note 6.c)(i) to the unconsolidated financial statements. During 2003 and 2002, the Company collected 45 million and 25 million (restated as described in Note 2.1. to the unconsolidated financial statements), respectively.

The Company uses its funds mainly to pay principal amount and interest on its debt. During 2003 and 2002 the Company did not pay dividends.

On February 12, 2002, the Company cancelled the balance of the principal of Negotiable Obligation Series A that amounted approximately to US$7.0 million and interests accrued as of such date.

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As of September 30, 2003, the balance of the principal related to TISA´s loan (mentioned in Note 6.c) (ii) to the unconsolidated financial statements, after the interest capitalization, amounted to US$569 million (equivalent to 1,659 million as of September 30, 2003). As of September 30, 2003 the accrued non capitalized interests amount to US$2 million (equivalent to 5 million as of September 30, 2003). In obtaining the above-mentioned loan, the Company has assumed certain commitments, mainly involving limitations on the sale of assets, limitations on liens of certain assets, limitations on the Company or any of its affiliates becoming a party in merger or spin-off operations, with certain exceptions. In addition, the loan shall forthwith become due and payable: 1) upon the Company defaulting on any of the commitments assumed under the loan agreement, 2) in the event of any change in the Company’s controlling shareholder, 3) if the Company or its affiliates are unable to comply with their obligations, 4) changes in the Company’s main business activity, 5) if the Company or any of its affiliates lose the government licenses obtained and 6) if there are changes in the Company’s equity, economic and financial situation that due to their adverse nature may affect the Company’s ability to comply with the obligations assumed in the agreement or if there are restrictions that may limit the ability of the Company to repay its debts.

Additionally, during the January-March 2002 quarter, the Company received loans from Telefónica for US$5.8 million (“the Dollar loans”) and 4.6 million (at historical values) (“the Peso Loans”). On April 15, 2002, Telefónica assigned to TESA Arg. the Peso Loans in the amount of 4.7 million (at historical values) which were due and payable, together with interest accrued as of such date. Furthermore, on such date TESA Arg. and the Company agreed to offset a portion of the amount owed by TESA Arg. in connection with the agreement described in Note 6.c)(i) to the unconsolidated financial statements against the Peso Loans owed by the Company to TESA Arg. for a total amount of 4.7 million (at historical values). On April 26, 2002, the Company entered into an assignment agreement with Telefónica and TISA pursuant to which Telefónica assigned to TISA the Dollar Loans in the amount of US$5.8 million, which includes principal amount and accrued interest as of April 26, 2002. As of September 30, 2003, the book value of such loan amount to US$6.6 million (equivalent to 19 million as of September 30, 2003), corresponding to principal amount plus accrued interests as of that date.

In relation to the loans mentioned above, the creditor has advised the Company that until March 20, 2004: (i) the effects of the Public Emergency and Currency Exchange System Reform implemented in Argentina by Decree No. 1,570/01, Law No. 25,561, as supplemented and amended, in force shall not be considered by the creditor as an event of default; and (ii) the creditor shall not consider that, until such date, an acceleration event has been verified under the agreements with TISA. Additionally, some of the loan agreements in effect include acceleration events in case certain judicial or extra-judicial proceedings are filed for amounts in excess of certain net equity percentages of the Company or relevant affiliate. The Company obtained a waiver in connection with those proceedings as of the date of issuance of these financial statements, covering at least the current terms of those loans.

As of September 30, 2003, the Company’s current assets are lower than current liabilities for an amount of 1,663 million, these last including approximately 99% (1,683 million) of debt owed to the Company’s controlling company.

Additionally, the Company is evaluating Cointel’s financing needs considering the Argentine economic situation and the current difficulties to have access to credit and will make its best efforts to provide Cointel with such financing, directly or indirectly, subject to the Company’s own fund availability, which depends on the evolution of the issues affecting the Company’s financial situation. See Note 2.3. to the unconsolidated financial statements.

The Company has prepared its financing projections and plans expecting to cover future fund needs to face short-term debt mainly with funds generated by operations plus, as it is possible, by the evolution of current economic measures, bank loans and access to capital markets; or otherwise, requesting for long-term refinancing of its payables.

However, owing to the macroeconomic situation described in Note 4. to the unconsolidated financial statements, as of the date of issuance of the accompanying financial statements, third parties’ credit lines are not available in amounts sufficient to enable the Company, together with internally generated funds, meet current debt obligations. Furthermore, it is not possible to determine whether this situation will evolve favorably in the short term.

Since early December 2001, Argentine authorities implemented a number of monetary and currency exchange control measures that mainly included restrictions on the withdrawal of funds deposited with banks and tight restrictions for making transfers abroad, with the exception of those related to foreign trade and other authorized transactions, most of which have been eliminated as of the date of issuance of these financial statements (see Note 4. to the unconsolidated financial statements).

On the other hand, TESA has advised the Company that, as of the date of issuance of the accompanying financial statements, it is still evaluating the Argentine macroeconomic context and analyzing financing alternatives for the Company, including the possibility or not of arranging a long-term refinancing of the current loans of its controlled company TISA with the Company and, if necessary, providing additional financing.

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Consequently, the Company’s ability to meet its short-term liabilities will depend on TISA continued refinancing of the loans granted to the Company, or the obtainment of other financing from related or unrelated parties, which to date is not available in sufficient amounts.

Should no financing alternatives be available for the Company or should the Company not succeed in obtaining refinancing, the Company would not have sufficient funds available to meet its current liabilities payable.

Although the Company will continue to make its best effort to obtain such financing, as of the date of issuance of accompanying financial statements, it is not possible to ensure what the result of such negotiations will be, and consequently, it is not possible to ensure whether the Company will be able to settle its current liabilities in the normal course of business and maintain its normal operations.

Telecommunications Business

Comparison of Cointel´s Unconsolidated Results of Operations for the nine-month periods ended September 30, 2003 and 2002 (Figures stated in million pesos restated as described in Note 2.1. to the unconsolidated financial statements).

As of September 30, 2003, the Company’s ownership interest in Cointel amounts to 50.0% of the capital stock, representing 49.84% of Cointel’s total votes.

All references made below to 2003 and 2002 are to the nine-month periods ended September 30, 2003 and 2002, respectively.

The discussion relating to Cointel is based on Cointel’s unconsolidated financial information for 2003 and 2002. The Company believes that such financial information rather than Cointel’s consolidated financial statements, highlights more effectively the effect on Cointel’s activities other than its holding of Telefónica stock.

	2003	2002
Income (Loss) on equity investment in Telefónica	325	(2,414)
Administrative expenses	(1)	(3)
Financial gains and losses, net	75	(336)
Tax on minimum presumed income	—	(1)

Net income (loss) for the period	399	(2,754)

Operating cash flow	(1)	(3)

Income (Loss) on equity investment in Telefónica

Income on equity investment in Telefónica increased to a gain of 325 million in 2003 from a loss of 2,414 million in 2002. This increase was due to the variation in Telefónica’s net income in such periods (see “Comparison of Telefónica’s Consolidated Results of Operations for the nine-month periods ended September 30, 2003 and 2002”). Income (Loss) on equity investment in Telefónica includes a loss of 17 million in 2003 and 2002 related to the depreciation of the goodwill on Cointel’s investment in Telefónica.

Financial Gains and Losses, net

Financial Gains and Losses, net amounted to a gain of 75 million in 2003 and a loss of 336 million in 2002, representing an increase in the gain of 411 million. The variation was mainly due to the impact of the appreciation of the peso on the net monetary position in foreign currency, which, net of the result from the monetary gain/loss, amounted to a gain of 164 million in 2003 and a loss of 451 million in 2002, as a consequence of the devaluation of the Argentine peso described in Note 1., section “Evolution of the Current Economic Situation in Argentina”, partially offset by an increase in real terms of interest charge that amounted to a loss of 89 million in 2003 and a gain of 114 million in 2002.

Income Tax

Under Argentine law, Cointel’s income on its equity investment in Telefónica is non-taxable. Also, most of Cointel’s expenses are tax-deductible. Consequently, Cointel estimates that there would be no tax payable and therefore, no income tax charge was accrued in 2003 and 2002.

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Net Income (Loss) for the period

As a result of the factors described above, Cointel had a gain of 399 million in 2003 and a loss of 2,754 million in 2002.

Comparison of Telefónica’s Consolidated Results of Operations for the nine-month periods ended September 30, 2003 and 2002 (Figures stated in million pesos and restated as described in Note 2.1. to the unconsolidated financial statements).

As of September 30, 2003, the Company holds an indirect ownership interest in Telefónica, through its 50.0% ownership interest in Cointel, which in turn controls Telefónica, through its 100% ownership interest in Telefónica’s Class “A” shares and 40.2 million Class “B” shares of Telefónica which represent approximately 2.3% of Telefónica’s outstanding capital stock, consequently, Cointel’s total ownership interest in Telefónica’s outstanding capital stock is 64.83%.

All references made below to 2003 and 2002 are to the nine-month periods ended September 30, 2003 and 2002, respectively.

	2003	2002
Net revenues	2,006	2,436
Cost of services provided	(1,457)	(1,734)
Administrative expenses	(276)	(336)
Selling expenses	(111)	(372)
(Loss) Income on equity investments	(2)	1
Financial Income (Loss) and holding income (loss), net	425	(3,642)
Other expenses, net	(59)	(101)
Income tax	—	51

Net income (loss) for the period	526	(3,697)

EBITDA (1)	1,128	1,065

Lines installed (in thousands)	4,894	4,888
Lines in service (in thousands)	4,554	4,423
Lines in service per 100 inhabitants	26.7	24.4
Lines in service per employee	523	480

(1)	EBITDA is defined as operating income (loss) plus depreciation.

Telecommunication Rate Regulation

Law No. 25,561 provided for: (1) the annulment of dollar or other foreign currency adjustments and indexing provisions; (2) the establishment of an exchange rate for U.S. dollar-denominated prices and rates ($1 = US$1); and (3) the authorization for the NEP to renegotiate the conditions of the above contracts taking into account the following criteria: (a) the impact of the rates on the competitiveness of the economy and on distribution of income; (b) service quality and investment plans, when such aspects are contemplated in the contracts; (c) the interest of users and access to the services; (d) the security of the comprised systems, and (e) the profitability of the companies.

Decree No. 293/02, dated February 12, 2002, entrusted the Economy Ministry with the re-negotiation of such agreements, including agreements that govern the provision of basic telephony services. The contractual re-negotiation proposals were to be submitted to the NEP Power within 120 days after the effective date of this Decree. Telefónica fulfilled the filing of the information required by the Government, which included proposals to overcome the emergency.

Subsequently, various regulations were issued extending the term established for the Ministry of Economy to submit to the NEP proposals to renegotiate the agreements subject to Section 8 of Law No. 25,561.

In the opinion of the Telefónica’s Management and its legal counsel, the deep changes in the Argentine economic model experienced since the beginning of 2002, including the enactment of the Economic Emergency Law, the depreciation of the Argentine peso against the U.S. dollar, the increase of domestic prices and the de-dollarization of rates, constitute extraordinary economic events that modified the economic and legal framework established by the Convertibility Law, which have therefore significantly changed the economic and financial equation and so justify an adjustment of the rate scheme to gear with the currently prevailing circumstances, such adjustment being fully in agreement with the principles set forth in the List of Conditions and the Transfer Contract, so as to ensure a regular, continued and efficient service supply.

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The Transfer Contract contemplates the possibility of automatically adjusting rates in view of extraordinary unforeseen events as therein defined, or events or acts by the Government that materially affect the original economic and financial equation contemplated in the Transfer Contract. The Transfer Agreement also establishes that Telefónica shall receive compensation from the Argentine Government when extraordinary events take place, including the Argentine Government decisions such as tariffs freezing and price cap, as well as the procedures to be applied to obtain the referred compensation.

In accordance with the foregoing, the proposal filed by Telefónica to the Government consists in the reinstatement of the rate scheme committed under the Transfer Contract, which provides rates denominated in pesos restated by applying the monthly CPI (“Consumer Price Index”) prevailing in Argentina, or in the case of significant differences between it and the variation of the U.S. dollar, by applying a polynomial formula that considers 40% of the monthly variation in the price of the U.S. dollar and 60% of the variation of the monthly CPI in Argentina, that had been set aside by the advent of the Convertibility Law and Decree No. 2,585/91. In addition, based on the above, Telefónica proposed alternative approaches to achieve that objective, in particular to manage the transition from the current rates to those resulting from the application of the Transfer Contract.

According to the Emergency Decree No. 120/03 issued by the NEP on January 23, 2003, the Government may provide for interim tariff revisions on adjustments as may be deemed necessary or convenient for the purpose of ensuring the continued availability, safety and quality of services provided to users under these contracts until the process of renegotiation of public service contacts and licenses required for in the Public Emergency Law.

On January 29, 2003, the Argentine Government issued Decree No. 146/03 establishing a transitional adjustment in the power supply and gas rates. However, such measure has been challenged in court and has been suspended by a court order. In addition to the renegotiation process mentioned in preceding paragraphs, Telefónica has also requested for a transitional adjustment in tariffs, but no decision has been made yet.

In accordance with Resolution No. 72/03, in February 2003 the Ministry of Economy approved a methodology to calculate and transfer to Telefónica’s clients the impact of the tax on checking account transactions imposed by Law No. 25,413 and paid by Telefónica as from the date Resolution No. 72/03 comes into force. Resolution No. 72/03 expressly refers to the Transfer Contract as the basis of the approval of such method. Telefónica considers that the position taken by the Ministry of Economy in this Resolution is consistent with the proposal submitted and with its rights under the Transfer Contract. In accordance with Resolution No. 72/03, all taxes paid before that date are included in the contractual renegotiation imposed by the Public Emergency Law.

In addition, on July 3, 2003, through Decree No. 311/03 a Renegotiation and Analysis of Public Utilities Agreements Unit was created, which shall be headed by the Ministers of Economy and Production, National Planning, Public Investment and Services. The referred Unit will be in charge of carrying out the renegotiation process through the Renegotiation of Public Works and Services Agreements Committee created by Decree No. 293/02.

On October 21, 2003 the NEP signed into effect Law No. 25,790. This law sets forth that the term to renegotiate the agreements for public works and utilities is to be extended until December 31, 2004. The NEP shall be responsible for submitting the proposals to Congress, which will have to communicate its decision within a period of 60 running days counted from its reception. In the event such period expired without Congress having reached a solution, the proposal shall be deemed accepted. If the proposal was rejected, the NEP shall resume the process to renegotiate the respective agreement.

This rule establishes that the decisions adopted by the NEP in this re-negotiation process shall not be limited by, or subject to, the stipulations contained in the regulatory frameworks currently governing the concession or licensing agreements for the respective public utilities. Renegotiation agreements may cover partial aspects of concession or licensing agreements, contain formulas to adjust such agreements or temporarily amend them and include the possibility of agreeing upon periodical reviews, as well as the establishment of conditions that must be met by the quality parameters applied to services.

If there were temporary amendments, they should be taken into consideration in the terms of the final agreements reached with concessionaires or licensees. The legal provisions do not authorize licenses of public utilities to suspend or alter compliance with their duties.

In the opinion of Telefónica’s Management and its legal counsel, in conformity with the general principles of administrative law applicable to the Transfer Contract and the List of Conditions, future tariffs should be established at a level deemed sufficient to cover the costs of the service in order to maintain a regular, continuous and efficient supply of the telephony services as set forth in the legal framework governing the Transfer Contract.

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However, it cannot be assured that the Argentine Government shall adopt Telefónica’s position with respect to the effects of the current situation in connection with such Transfer Contract clauses. It is possible that this tariff regime shall not maintain the value of tariffs in U.S. Dollars or in constant pesos with respect to any prior increase or possible future increase in the general price level. If, as a result of the above mentioned renegotiation, future rates evolve at a pace that does not allow restoring the economic and financial equation that in the List of Conditions and Transfer Agreement intend to preserve, such rate system would have an adverse effect on Telefónica’s financial condition and future operating results. As of the date of issuance of these financial statements, Telefónica’s Management cannot predict the final outcome of the renegotiation required by the Public Emergency Law or the tariff regime to be effective in the future or when such outcome shall take place.

Net Revenues

Net revenues decreased by 17.7% to 2,006 million in 2003 from 2,436 million in 2002.

As a consequence of the inflationary context in Argentina, the de-dollarization and lack of indexation of public services rates as described in “Evolution of the Current Economic Situation in Argentina” and “Telecommunication Rate Regulation”, the decrease in revenue was principally due to the drop of approximately 27% in prices measured in real terms.

The following table shows operating revenues in millions of pesos by category of services for the nine-month periods ended September 30, 2003 and 2002 (net of intercompanies operations) restated as described in Note 2.1. to the unconsolidated financial statements.

	2003	2002
	(in million of Argentine pesos)
Basic telephone service
Measured service	597	735
Monthly basic charges (1)	496	666
Special services	264	299
Installation charges	23	35
Public phones	135	182
Access charges	235	246
International long-distance service	78	71
Telephone equipment	8	17
Publishing of telephone directories	17	27
Other	153	158

Total	2,006	2,436

(1)	Includes monthly basic charges and charges for supplemental services.

The main variations (restated as described in Note 2.1 to the unconsolidated financial statements) are due to the following:

Measured service includes revenues that Telefónica collects from the traffic consisting of local and domestic long-distance calls made by its own customers to other of its own customers through Telefónica’s network, and to customers of other operators routed through Telefónica’s networks as well as other operators’ networks. In this latter case, Telefónica bills and collects revenues from its customers for the call, but pays other operators for the cost of using their networks (see “Cost of Services Provided, Administrative Expenses and Selling Expenses”, “Fees and payment for services”).

Measured service decreased by 18,8% to 597 million in 2003 from 735 million in 2002. The variation was mainly due to a decrease in rates measured in real terms by approximately 27% as a result of applying the same rate per telephone pulse of $0.0469 in each period in the inflationary context previously described, partially offset by: (i) a decrease in commercial discounts and in discounts for low consumption in 2003 compared to 2002; (ii) a 5% increase in average local and national long-distance consumption by line; and (iii) an increase of approximately 1% in the average number of billable lines.

Monthly basic charges decreased by 25.5% to 496 million in 2003 from 666 million in 2002. The variation was mainly due to the rate reduction in real terms of about 27% as a result of the application in 2003 of the same rate applied in 2002 within an inflationary context such as has been described previously. Additionally, there was a decrease in discounts granted to customers and subscriptions mainly due to customers who have been disconnected for non-payment during 2003.

Special services decreased by 11.7% to 264 million in 2003 from 299 million in 2002. The changes were principally due to a drop in prices in real terms that has affected the Digital Trunk Access, collect call charges and prepaid cards and internet access, mainly offset by a 30% increase as minutes used in pre-paid cards and an increase in Internet traffic.

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Revenues from installation charges decreased by 34.3% to 23 million in 2003 from 35 million in 2002. The change was principally due to a decrease in prices in real terms.

Revenues from public phones decreased by 25.8% to 135 million in 2003 from 182 million in 2002. The decrease was mainly due to: (i) a drop in prices (net of commissions) in real terms; (ii) a 9% decrease in the average lines of public telephony service slightly offset by a 16% increase in the average consumption by line.

Access charges revenues as of September 30, 2003 and 2002, amounted to 235 million and 246 million, respectively, representing a decrease of 4.5%. This variation was mainly due to a decrease in charges in real terms as a consequence of the conversion into pesos of the agreements between private parties partially offset by a 6% increase in interconnection services and the price re-negotiation with suppliers.

International long-distance service revenues increased by 9.9% to 78 million in 2003 from 71 million in 2002. This change was mainly due to: (i) a 32% increase in tariffs in pesos in real terms mainly because of a decrease in discounts, and (ii) a 5.2% increase in the incoming traffic liquidated with other international carriers, and (iii) a decrease in the outgoing traffic liquidated with other international carriers of approximately 13%, partially offset by a 25% decrease in customers’ outgoing traffic.

Revenues from sale of equipments and telephone accessories dropped from 17 million in 2002 to 8 million in 2003, representing a 52.9% decrease. This variation is mainly due to a decrease in prices in real terms and to a 81% decrease in the sales of cell phones and IT equipment, slightly offset by a 25% increase in the sales of telephone wireline services.

Revenues from the publishing of telephone directories were 17 million in 2003 that compared with 27 million in 2002 represent a decrease of 37%. This variation is mainly due to a drop in the publishing prices in real term.

“Other” income dropped to 153 million in 2003, from 158 million in 2002, which represent a decrease of 3.2%. This variation is mainly due to a 7 million decrease in sales of Direct Lines.

Operating costs

Operating costs (cost of services provided, administrative expenses and selling expenses) decreased by 24.5% to 1,844 million in 2003 from 2,442 million in 2002.

The following table shows the breakdown of expenses for the nine-month periods ended September 30, 2003 and 2002 (net of intercompany transactions), restated as described in Note 2.1. to the unconsolidated financial statements.

	2003	2002
	(in million of Argentine pesos)
Salaries, social security taxes and other personnel expenses	264	346
Depreciation and amortization (1)	965	1,071
Fees and payments for services	360	448
Material consumption and other expenses	39	71
Allowance for doubtful accounts	2	203
Sales cost	8	4
Management fee	71	102
Other	135	197

Total	1,844	2,442

(1)	Excluding the portion corresponding to financial expenses.
(2)	Net in 2003 and 2002 of 3 million and 4 million, respectively, corresponding to capitalization of operating expenses from the directories business.

The main variation (in million pesos, restated as described in Note 2.1. to the unconsolidated financial statements refer to:

Salaries and social security taxes decreased by 23.7% to 264 million in 2003, from 346 million in 2002. The variation was mainly due to a drop in charges in real terms and a personnel reduction in Telefónica, which decreased to 8,715 in 2003 from 9,207 in 2002 not compensated by the salary raises granted nor by the non-salary additional amounts granted to personnel covered by the collective bargaining agreement.

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The productivity index, measured as lines in service by employee grew from 480 in 2002 to 523 in 2003, which represents approximately a 9% increase.

Total depreciation and amortization presented a decrease to 965 million in 2003, from 1,071 million in 2002. The decrease was mainly due to assets that were no longer depreciated after September 30, 2002, partly offset by the depreciation of works in progress completed after that date.

Fees and service charge decreased by 19.6% to 360 million in 2003 from 448 million in 2002. The variation was primarily attributed to a reduction in service costs in real terms and particularly in constant amounts, there was a decrease in: i) technical services and IT: 9 million; ii) consulting services: 9 million; iii) costs with related companies: 9 million; iv) interconnection charges with other carriers: 20 million; v) network maintenance: 29 million and vi) other services such as commissions on third party channel sales, temporary personnel costs; security services; communication charges and travelling expenses: 15 million; these decreases are partially offset by an increase in i) publicity: 2 million and ii) expenses related to building refurbishing: 7 million.

Costs for consumption of materials and other supplies decreased from 71 million in 2002 to 39 million in 2003, which represents a 45.1% decrease. This decrease is due to a drop in charges in real terms and decrease in consumption due to a material decrease in cable theft and left-over materials.

The charge for the allowance for doubtful accounts decreased to 2 million in 2003 from 203 million in 2002. This represents a 99% decrease. The decrease is mainly due to the fact that in 2002 Telefónica prepared a new estimate of its past due trade receivables recoverability, taking into account the possible collection terms conditions resulting from debtors in arrears and the new recoverability plans implemented by Telefónica by the end of 2002. Additionally, during 2003, Telefónica has designed different plans to manage overdue balances and collections.

The cost of sales net of the capitalization of operating expenses related to directories publishing increased to 8 million in 2003, from 4 million in 2002. The cost of sales of telephone equipment, telephone accessories and other supplies, increased from 8 million in 2002 to 11 million in 2003, representing a 37.5% increase. This variation is mainly due to the increase in telephone and ADSL modem sales in 2 million.

Charges for management fees dropped from 102 million in 2002 to 71 million in 2003, which represents a 30.4% decrease. The reason for this is basically a decrease of charges in real terms and a decrease in the percentage used to determine the obligation, from 9% to 4% as described in Note 1.1. to the unconsolidated financial statements, partially offset by an increase in income considered for fee calculation.

The charge to income of other operating costs decreased from 197 million in 2002, to 135 million in 2003, which represents a 31.5% decrease. The variation was mainly due to the decrease in costs in real terms. Particularly, in constant terms, there was a 34 million decrease in leases and a 7 million decrease in commissions offset by a 15 million decrease in tax on checking account credits and debits.

Financial Gains and Losses

Consolidated gross capitalized interest totaled 4 million in 2003 and 8 million in 2002 (see Note 2.3.g) to the unconsolidated financial statements).

In 2003 and 2002, net financial gains and losses amounted to a gain of 425 million and a loss of 3,642 million, respectively, representing an increase in such charges of 4,067 million. The variation was mainly due to the impact of the appreciation of the peso on the net monetary position in foreign currency, which resulted in a exchange differences charge that net of the result from the monetary gain/loss, amounted to a gain of 794 million in 2003 to a loss of 2,966 million in 2002. In addition, interest charges decreased by 176 million, to a loss of 361 million in 2003 from a loss of 537 million in 2002, mainly due to a decrease in the average exchange rate, a decrease in financial payables and of the interest rate applied to the debt of Telefónica with TISA.

Other Expenses, Net

Other expenses, net decreased to 59 million in 2003 from 101 million in 2002, representing a decrease of 41.6% variation. Such decrease is mainly due to a decrease in charges in real terms. The variation in constant terms mainly results from a reduction in contingency charges of approximately 32 million, a 4 million decrease in fixed assets retirement and by a 4 million decrease in employee termination charges.

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Income Tax

The charge to income of 51 million in 2002 corresponds to the reversal of net deferred tax liabilities existing at the beginning of the 2002 fiscal year, mainly as a result of the effects of the devaluation of the Argentine peso which occurred in that year, over the calculation of the deferred tax (see Note 1.2.c) to the consolidated financial statements).

Net income/loss

Net income increased from a loss of 3,697 million in 2002 to a gain of 526 million in 2003, mainly due to the variation of holding and financial income/(loss).

MAIN SHAREHOLDERS

As of September 30, 2003 the Company´s main shareholder is TISA, with a 99.96% of the total capital stock. See Agreement between the Company’s Former Principal Shareholders and TESA and Note 8.2 to the unconsolidated financial statements as of September 30, 2003.

PROSPECTS OF THE COMPANY, COINTEL AND TELEFÓNICA

The Company’s main activity is its indirect ownership interest in Telefónica through Cointel. Therefore, the information about trends that follows corresponds to Telefónica’s activities.

The situation in Argentina remains highly uncertain. Although there were macroeconomic improvements in Argentina during the last quarter of 2002 and the first nine months of 2003, including slight wholesale price index deflation during the last quarter of 2002 and increases in the value of the peso against the U.S. dollar as compared to December 31, 2002, the Company continues to operate in a very difficult and volatile environment. In particular, the Company expects that the following circumstances may have a material effect on the results of its operations in future periods:

•	the outcome of the renegotiations of tariffs with the Argentine government;

•	the uncertainty generated by the Company’s, Cointel’s and Telefónica’s need to roll over current liabilities and to continue obtaining waivers from their creditors;

•	how the new government will regulate tariffs; and

•	the macroeconomic situation in Argentina, including inflation, devaluation and unemployment.

In particular, the Company’s results of operations are very susceptible to changes in the peso/dollar exchange rate because its primary assets and revenues are denominated in pesos while substantially most of its liabilities are denominated in U.S. dollars.

In addition to these circumstances, changes in Argentina may have other unforeseen consequences that could negatively impact the results of the Company’s, Cointel’s and Telefónica’s operations and their financial position. The Company, Cointel and Telefónica cannot assure that other laws that negatively affect their operations will not be introduced.

19

English translation of the report originally issued in

Spanish, except for references to note 13, the addition of the paragraph included as chapter 5 of this report and the omission of the paragraphs of the Spanish version related to formal legal requirements for reporting in Argentina.

LIMITED REVIEW REPORT OF

INDEPENDENT PUBLIC ACCOUNTANTS

ON INTERIM FINANCIAL STATEMENTS

To the Board of Directors of

TELEFONICA HOLDING DE ARGENTINA S.A.

Av. Ingeniero Huergo 723, Planta Baja

Ciudad Autónoma de Buenos Aires

1.	Identification of the financial statements subject to a limited review

a)	We have reviewed the balance sheet of Telefónica Holding de Argentina S.A. (“the Company” - an Argentine Corporation) as of September 30, 2003 and the related statements of operations, changes in shareholders’ equity and cash flows for the nine-month period ended on such date, together with their Notes 1 to 13 and Exhibits C, E, G and H, stated in millions of pesos as described in chapter 3.d) of this report.

b)	We have also reviewed the supplementary information presented in Chart I, consisting in the consolidated balance sheet of the Company and its jointly controlled subsidiary Compañía Internacional de Telecomunicaciones S.A. (“Cointel”) as of September 30, 2003 and the related consolidated statements of operations and cash flows for the nine-month period ended on such date, together with their Notes 1 to 19 and Exhibits A to H, stated in millions of pesos (see chapter 3.d) of this report).

The financial statements and other documents mentioned above constitute information prepared and issued by the Company’s Board of Directors in the exercise of its specific duties. Our responsibility is to issue a limited review report on them, based on the review we conducted within the scope mentioned in chapter 2.

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2.	Scope of work

Our review was limited to the application of the procedures set forth by generally accepted auditing standards in Argentina, as adopted by the Professional Council of Economic Sciences of the City of Buenos Aires (“CPCECABA”) for a limited review of interim financial statements.

Such standards establish a scope that is substantially less than all auditing procedures necessary to express a professional opinion on the financial statements taken as a whole. The referred standards for a limited review consist principally of applying analytical procedures to financial data included in the financial statements and making inquiries of Company’s officials responsible for the preparation of the information included in the financial statements.

Consequently, we do not express an opinion on the Company’s financial position as of September 30, 2003 or on the results of operations, changes in shareholders’ equity and cash flows for the nine-month period ended on such date. Likewise, we do not express an opinion on the Company’s consolidated financial position as of September 30, 2003 or on the consolidated results of operations and cash flows for the nine-month period ended on such date.

We have not reviewed the financial statements of Telinver S.A. as of September 30, 2003, which were used by Telefónica de Argentina S.A. (“Telefónica”, a company over which the Company has indirect joint control) to value its investment in such subsidiary by the equity method and to prepare the consolidated financial statements of Telefónica with its subsidiary as of September 30, 2003. The negative equity interest in Telinver S.A., which is net under the caption Noncurrent investments of the accompanying unconsolidated financial statements, amounts to $14 million (amount calculated considering the Company’s indirect ownership interest in Telinver S.A.) as of September 30, 2003 and the net income of Telinver S.A. computed in the financial statements for the investment in such company amounts to a gain of $1 million (amount calculated considering the Company’s indirect ownership interest in Telinver S.A.). The financial statements of Telinver S.A. were reviewed by other auditors who issued a review report, which has been provided to us by the Company, dated October 31, 2003, with observations relating to uncertainties about Telinver S.A.’s ability to continue as a going concern and to the recoverability of minimum presumed income tax credits for a booked value of $4 million. Therefore, chapter 4 of this report, with regard to Telinver S.A.’s figures, is based on the report of those auditors.

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3.	Explanatory paragraphs

a)	In note 2.3 to the accompanying unconsolidated financial statements reference is made to the evaluations and estimates made by the Company’s Management as of the date of preparation of the financial statements as of September 30, 2003, with regard to the measures implemented by the Argentine Government to deal with the economic crisis therein mentioned. Future final results may differ from those evaluations and estimates. The accompanying financial statements should be read considering these circumstances.

As described in note 9.1 to the accompanying consolidated financial statements, since the beginning of 2002, Telefónica has been unable to raise its regulated service rates due to the provisions of both the Economic Emergency Law N° 25,561 and the Renegotiation of Contracts Law N° 25,790. In note 4 to the accompanying consolidated financial statements, the Company describes several initiatives of Telefónica, including some exceptional measures Telefonica´s Management has taken to mitigate up to date the current impact of this situation. However, whether the participation of the Company in the amount booked of fixed assets and minimum presumed income tax credit by Telefónica as of September 30, 2003 of $2,449 million and $24 million, respectively, and the ownership interest in the booked amounts of goodwill related to that investment as of September 30, 2003 of $704 million, are fully recoverable, as well as any consequence that might exist on Telefonica´s, Cointel´s and the Company’s operations, will depend on the effect that the final outcome of such renegotiation may have on such companies´ economic and financial equation. As of September 30, 2003 consolidated current assets are lower than consolidated current liabilities in $3,200 million, the latter including approximately 84% ($3,011 million) of debt owed to the Company’s controlling company. The Company’s, Cointel’s and Telefónica’s ability to meet their short-term liabilities will depend on the controlling company´s continued refinancing of the loans granted to the above-mentioned companies, or the obtainment of other financing from related or unrelated parties, which to date are not available in sufficient amounts. Likewise, as described in Note 9 to the unconsolidated financial statements, the Company has a negative shareholders’ equity amounting to $695 million as of September 30, 2003 and the Company cannot provide any assurance that, should the situation of negative shareholders’ equity remain beyond the suspension of item 5 of section 94 of the Argentine Business Associations Law No. 19,550, its shareholders will decide to capitalize the Company in order to restore its capital stock, or that the Company, consequently, will be able to maintain the normal course of its operations.

3

The financial statements of the Company, Cointel and Telefónica as of September 30, 2003 have been prepared assuming that such companies will continue as a going concern. Situations described above raise substantial doubt about the ability of such companies to continue as a going concern. The financial statements as of September 30, 2003 do not include any adjustments or reclassifications that might result from the outcome of such uncertainty.

b)	As explained in notes 2.2 to the unconsolidated financial statements and 2.1 to the consolidated financial statements, and by application of General Resolution No. 434/03 of the National Securities Commission (“CNV”), the Company has applied in the preparation of its financial statements mentioned in chapter 1 of this report the provisions of Technical Resolutions Nos. 16 through 20 of the Argentine Federation of Professional Councils in Economic Sciences, considering the amendments made by the CPCECABA when they were adopted through various resolutions, and certain other modifications introduced by the CNV. The changes introduced by such resolutions are explained in the aforementioned notes to the financial statements.

c)

In accordance with the accounting principles changes to which the preceding paragraph refers, the unconsolidated and consolidated balance sheets as of September 30, 2003 as well as the related additional disclosures must be presented in comparative form with figures as of December 31, 2002, expressed in constant pesos (see section d) of this chapter). On February 21, 2003, we have issued our audit report on the Company’s financial statements as of December 31, 2002, expressing a qualified opinion due to uncertainties about (i) the recoverability of the booked value of certain assets of the Company related to its investment in Cointel, (ii) the continuity and the future level of income amounts to accrue and cash flow under its agreement with Telefónica S.A.- Argentina branch mentioned in note 6.c) to the unconsolidated financial statements and (iii) the Company’s, Cointel’s and Telefónica’s ability to continue as a going concern (see section a) of this chapter). Such audit report makes reference to government imposed restrictions for making money transfers abroad that were in force as of the date of such report and to their potential effect on the ability of the Company, Cointel and Telefónica to settle their liabilities with foreign creditors. Subsequently, as described in note 4 to the unconsolidated financial statements, such restrictions were substantially lifted. Such audit report also stated that our opinion, with respect to the Telinver S.A.’s (Telefónica´s subsidiary) figures, was based on the report of other auditors dated January 30, 2003, expressing a qualified opinion due to uncertainties affecting balances included in Telinver S.A.’s financial statements as of December 31, 2002 (see fourth paragraph of chapter 2 of this report). With respect to the uncertainty mentioned in (ii), its subsequent outcome

4

is described in note 6.c) to the unconsolidated financial statements, since on July 30, 2003 Telefónica agreed with Telefónica, S.A. an extension for 5 years and the corresponding fee percentage.

Furthermore, the unconsolidated and consolidated statements of operations, changes in shareholders’ equity and cash flows for the nine-month period ended September 30, 2003 as well as the related additional disclosures are presented in comparative form with the figures for the same period of the preceding fiscal year, all restated as indicated in section d) of this chapter. On November 22, 2002, we have issued our limited review report on the Company’s financial statements for the nine-month period ended September 30, 2002, with observations about the existence of the above-mentioned conditions of uncertainty.

d)	As explained in note 2.1 to the unconsolidated financial statements, Decree No. 664/03 of the National Executive Power and General Resolution No. 441/03 of the CNV established the discontinuance of the method of inflation adjustment of financial statements as from March 1, 2003. According to professional accounting standards, the restatement of financial statements to reflect the effects of inflation is still in effect. In compliance with the provisions of the aforementioned General Resolution, the Company’s and its jointly controlled company’s financial statements have been restated for inflation through February 2003.

Likewise, as mentioned in such note, had the figures been restated for inflation as of the end of the period, the Company’s negative shareholders’ equity and net income for the period would have amounted to approximately $761 million and $247 million, respectively.

The unconsolidated and consolidated balance sheet as of December 31, 2002 and the results of operations, changes in shareholders’ equity and cash flows for the nine-month period ended September 30, 2002 presented for comparative purposes have been restated for inflation through February 2003.

5

4.	Limited review report

Based on our review, conducted as described in chapter 2 of this report, which did not include all the procedures necessary to enable us to express an opinion on the financial statements that were subject to the review, we are able to report that:

a)	the unconsolidated and consolidated financial statements as of September 30, 2003 referred to in chapter 1 of this report, take into account all the material facts and circumstances of which we are aware, and

b)	except for the matter described in section d) of chapter 3 and subject to the final outcome of situations described in section a) of chapter 3 and the fourth paragraph of chapter 2, we have no other observations on the aforementioned financial statements.

5.	As explained in note 13 to the unconsolidated financial statements, the accompanying financial statements are the English translation of those originally issued in Spanish and are presented in accordance with generally accepted accounting principles in Argentina approved by the CPCECABA as adopted by the CNV (“Argentine GAAP”). Certain accounting practices of the Company used in preparing the accompanying financial statements conform with Argentine GAAP, but do not conform with generally accepted accounting principles in the United States of America.

Buenos Aires, November 10, 2003

DELOITTE & Co. S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 – F° 3

ALBERTO LOPEZ CARNABUCCI
(Partner)
Public Accountant – U.B.A.
C.P.C.E.C.A.B.A. Vol. 212 – F° 200

6

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONICA HOLDING DE ARGENTINA S.A

By: /s/ Pablo Llauró
Name:	Pablo Llauró
Title:	Assistant General Counsel

Date: December 5, 2003